Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL and SPECIAL MEETING OF

COMMON SHAREHOLDERS OF

GOLDEN STAR RESOURCES LTD.

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF GOLDEN STAR RESOURCES LTD. OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF ALL COMMON SHAREHOLDERS.

TO BE HELD AT:

Huron/Escarpment Boardrooms
Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400, Bay Adelaide Centre
Toronto, Ontario, Canada
M5H 2T6

On Thursday, May 4, 2017

at 11:30 a.m. (Toronto Time)

Table of Contents

Management Information Circular	1	Independence	25
About our Shareholder Meeting	1	Role of the Board	26
Business of the Meeting	1	Board Assessments	27
Election of Directors	1	Board Renewal and Gender Diversity	27
Appointment of Auditors	1	Gender Diversity	27
Financial Statements	2	Term Limits and Retirement	27
Say on Pay	2	Recruiting New Directors	28
Approval of the 2017 PRSU Plan	3	Majority Voting for Board Elections	28
Who Can Vote	7	In Camera Sessions	29
How to Vote	7	Board Committees	29
Solicitation of Proxies	7	Audit Committee	29
Appointment and Revocation of Proxies	8	Audit Committee Report	29
Advice to Beneficial Shareholders	9	Compensation Committee	30
Voting of Proxies	10	Nominating and Corporate Governance Committee	30
Currency	10	Corporate Responsibility Committee	30
Voting Shares and Security Ownership of Certain Beneficial Owners and Management	10	Compensation Governance	32
About the Nominated Directors	12	Compensation Related Risk Management	32
Director Profiles	13	Independent Advice	33
Committee Membership and Record of Attendance	20	Director Compensation	33
Director Skills Matrix	21	Approach to Director Compensation	33
Director Orientation	21	Director Share Ownership	34
Continuing Education	22	Fees and Retainers	34
Additional Disclosure Relating to Directors	22	Details of 2016 Director Compensation	34
Governance at Golden Star	23	Director Compensation Table	34
Separate Chairman and CEO	23	Director Equity Plan Awards	35
Shareholder Communication	23	Incentive Plan Awards - Value Vested or Earned During the Year	36
Governance Principles	23	Executive Compensation	37
Code of Conduct and Ethics	23	Message to Shareholders	37
Advance Notice By-Law	24	Compensation Discussion and Analysis	39
Board Role in Risk Oversight	25	Compensation Philosophy	39
About the Board	25	Oversight of Executive Compensation Program	40

Comparator Group	40	Termination and Change of Control Benefits	62
Pay Positioning	41	Other Information	64
Named Executive Officers	41	Indebtedness of Directors and Officers	64
Compensation Components	41	Relationships and Related Transactions	64
Compensation Mix	42	Compensation Committee Interlocks and Insider Participation	64
Annual Incentive Plan	42	Transactions with Related Persons	64
Long Term Incentive Plan	42	Relationships	65
Benefits	43	Availability of Documents	66
Changes for 2016	44	Accompanying Financial Information and Incorporation by Reference	66
Share Ownership Requirements	44	2018 Shareholder Proposals	66
Compensation Clawback	44	Other Matters	66
Hedging Prohibition and Pledging Restriction	45	Approval	67
2016 Performance and Compensation	45	Appendix A: Audit Committee Charter	A-1
2016 Compensation Details	47	Appendix B: Mandate of the Board of Directors	B-1
Named Executive Officer Compensation	47	Appendix C: 2017 Performance and Restricted Share Unit Plan	C-1
Summary Compensation Table	52
Named Executive Officer Equity Plan Awards	53
Incentive Plan Awards - Value Vested or Earned During the Year	55
Equity Compensation Plan Information	56

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Dear Fellow Shareholder,

On behalf of the Board of Directors, it is my pleasure to invite you to attend Golden Star’s Annual and Special Meeting of Shareholders to be held on Thursday, May 4, 2017 at 11:30 a.m., Toronto time, in the Huron/Escarpment boardrooms at the offices of Fasken Martineau DuMoulin LLP, 333 Bay St., Suite 2400, Toronto, Ontario, M5H 2T6. Golden Star’s Board of Directors and Executive Team look forward to meeting you as we present Golden Star’s 2016 financial results, discuss the initiatives that are underway at Golden Star and outline our plans for the future. We hope you can join us.

Please review this management information circular before exercising your vote, as it contains significant information relating to the business of the meeting. It is important that you exercise your vote in person or by submitting your proxy or voting instruction form. Your participation as a shareholder is very valuable to us. If you cannot attend the meeting in person, you may view a live webcast of the meeting at Golden Star’s website: www.gsr.com. The recorded version of the meeting will be available at Golden Star’s website until the next Annual Meeting of Shareholders.

On behalf of the Board and management, thank you for your continued loyalty to Golden Star. 2016 was a transformational year for our company, as we moved closer to bringing both of our underground development projects into production and strengthened our balance sheet. Our Wassa Underground Gold Mine achieved commercial production on January 1, 2017 and I am looking forward to seeing our Prestea Underground Gold Mine reach the same milestone in mid-2017. We are now well-positioned to complete our transition to a high grade, low cost gold producer.

Tim Baker
Chair of the Board
Golden Star Resources Ltd.

Management Information Circular

About our Shareholder Meeting

You can vote on items of business, meet our directors and management and receive an update about Golden Star Resources Ltd. (“Golden Star” or the “Corporation”). The information in this management information circular (the “Circular”) is as of March 13, 2017 unless otherwise indicated.

Business of the Meeting

Election of Directors

The term of office of the current directors of Golden Star will expire at the annual general and special meeting (the “Meeting”) or when their successors are duly elected or appointed. The Articles of the Corporation provide that there will be a minimum of three and a maximum of 15 directors. The Board of Directors of Golden Star (the “Board”) is currently composed of nine directors, four of whom are resident Canadians.

Pursuant to the Canada Business Corporations Act (“CBCA”), each nominee may be elected by a plurality of the votes cast by shareholders present in person or represented by proxy. However, each nominee is to be elected in accordance with the written majority voting policy that we have adopted. See “About the Board - Majority Voting for Board Election.”

We will elect eight directors to the Board to serve for a term expiring at the next annual meeting of shareholders of the Corporation. Except for Mona Quartey, all of the nominated directors currently serve on the Board. You can vote for all of the nominated directors, vote for some of them and withhold votes from all or some of our director nominees.

We recommend that you vote FOR all of the nominated directors.

Unless otherwise indicated in any proxy, it is management’s intention to vote proxies for the election of the eight directors identified on pages 12-20.

Appointment of Auditors

The Board, on the recommendation of the Audit Committee, has proposed that PricewaterhouseCoopers LLP (“PWC”) be reappointed as our auditor, to hold office until the close of the next annual meeting of shareholders of the Corporation or until PWC is removed from office or resigns as provided by law, and that the Audit Committee be authorized to fix the remuneration of PWC as auditor.

Representatives of PWC will be invited to attend the Meeting and may make a statement if they so desire. PWC will respond to shareholder questions.

Golden Star incurred the following fees for services performed by its principal accounting firm, PWC, during fiscal years 2016 and 2015:

Year	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees	Total
2016	CAD$769,806	-	-	CAD$21,471	CAD$791,277
2015	CAD$709,131	-	-	CAD$10,508	CAD$719,639

Audit fees include the aggregate audit fees billed for the audit of the financial statements for fiscal years 2016 and 2015, including with respect to the Corporation’s internal controls over financial reporting, quarterly review of financial statements and fees related to the review of offering materials.

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All other fees related to services rendered with respect to enterprise risk management during fiscal years 2016 and 2015.

For the years ended December 31, 2016 and December 31, 2015, all work performed in connection with the audit of our financial statements was performed by PWC’s employees.

The Audit Committee of the Board has considered the level of compensation paid to the auditors for their audit services to be commensurate to the quality of work and professionalism expected. In addition, the Audit Committee has considered the level of non-audit services provided by the auditors and the auditors’ representation letter in its determination of auditor independence.

The Audit Committee has established a policy requiring pre-approval of all audit engagement letters and fees for all auditing services (including providing comfort letters in connection with securities underwritings) and all permissible non-audit services performed by the independent auditors. Such services may be approved at a meeting or by unanimous written consent of the Audit Committee, or the Audit Committee may delegate to one or more of its members the pre-approval of audit services and permissible non-audit services provided that any pre-approval by such member or members shall be presented to the Audit Committee at each of its scheduled meetings.

We recommend that you vote FOR reappointing PWC as our auditors at a remuneration to be fixed by the Audit Committee.

If a majority of the common shares of the Corporation (the “Common Shares”) represented at the Meeting are withheld from voting for the reappointment of PWC as auditors of the Corporation, the Board will appoint another firm of chartered accountants based upon the recommendation of the Audit Committee.

Unless otherwise indicated in any proxy, it is management’s intention to vote proxies for the reappointment of PWC and to authorize the Audit Committee to fix the remuneration of PWC as auditors.

Financial Statements

Our 2016 annual report includes our consolidated financial statements for the year ended December 31, 2016 and the auditors’ report thereon. The Board of the Corporation has approved the 2016 annual report. You can download a copy from our website at www.gsr.com. No vote will be taken regarding the 2016 annual report.

Say on Pay

You will have a vote on our approach to executive compensation as disclosed in this Circular. This is an advisory vote and is non-binding. It will provide important feedback to our Board and Compensation Committee on our executive compensation.

The Compensation Committee and the Board believe that our compensation program motivates executives to create long term shareholder value. The balance of short-term incentives (which are conditional on the achievement of key financial and operational metrics) and our long term share-based compensation program, which provided for 75% of long term incentives to be awarded as performance share units issued pursuant to our 2014 PSU Plan (as defined below) that vest based on total shareholder return relative to a group of gold companies, is aligned with shareholder interests. In addition, our share ownership requirements for directors and executives, compensation clawback and hedging program ensure that decisions are made appropriately taking risk into account.

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Accordingly, shareholders will be asked to vote on the following resolution (the “Advisory Vote on Named Executive Officer Compensation Resolution”) at the Meeting:

“Be it resolved as an ordinary resolution of shareholders that the Corporation’s shareholders approve, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s management information circular for the 2017 annual general and special meeting of shareholders.”

We have received strong shareholder support for say on pay in each of the last three years (97% in favour in 2014, 95% in favour in 2015 and 94% in favour in 2016).

We recommend that you vote FOR the Advisory Vote on Named Executive Officer Compensation Resolution.

Unless otherwise indicated in any proxy, it is management’s intention to vote proxies for the Advisory Vote on Named Executive Officer Compensation Resolution.

Following this year’s vote, the Board will again carefully consider the feedback we receive from our shareholders, as well as evolving compensation best practices with a view to continuing to improve our executive compensation programs.

Approval of the 2017 PRSU Plan

At the Meeting, shareholders will be asked to approve the 2017 performance and restricted share unit plan (the “2017 PRSU Plan”). Pursuant to the 2017 PRSU Plan, which was approved by the Board effective March 17, 2017, performance share units (“(2017) PSUs”) and restricted share units (“(2017) RSUs” and, together with the (2017) PSUs, the “Share Units”) may be issued to any employee or officer (“Eligible Persons”) of the Corporation or its designated affiliates. Share Units may be redeemed for: (i) Common Shares issued from treasury; (ii) Common Shares purchased on the secondary market; (iii) a cash payment; or (iv) a combination of (i), (ii) and (iii). The purpose of the 2017 PRSU Plan is to provide the Corporation with greater flexibility with respect to its long term incentive awards. The Corporation proposes to reserve a maximum of 11,000,000 Common Shares (or approximately 2.9% of the issued and outstanding Common Shares) for issuance pursuant to the 2017 PRSU Plan. As at March 21, 2017, 1,694,491 (2017) PSUs had been granted under the 2017 PRSU Plan, pursuant to which up to 3,389,182 Common Shares (or approximately 0.9% of the issued and outstanding Common Shares) are issuable upon redemption (assuming the maximum performance adjustment factor is applied to such (2017) PSUs).

Under the Toronto Stock Exchange (“TSX”) policy respecting security based compensation arrangements and the NYSE MKT rules respecting equity compensation plans, shareholders are required to approve the 2017 PRSU Plan.

A summary of the key provisions of the 2017 PRSU Plan is set forth below.

At the Meeting, shareholders will be asked to consider and, if thought fit, pass the following ordinary resolution (the “2017 PRSU Plan Resolution”) to approve, ratify and confirm the 2017 PRSU Plan, the issuance of the Common Shares pursuant thereto and certain grants made thereunder:

“Be it resolved as an ordinary resolution that:

1. the 2017 Performance and Restricted Share Unit Plan (the “2017 PRSU Plan”), as described in the management information circular of the Corporation dated March 13, 2017 (the “Circular”), be and is hereby approved, ratified and confirmed;

2. the maximum number of common shares of the Corporation (“Common Shares”) made available for issuance under the 2017 PRSU Plan shall be 11,000,000 Common Shares;

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3. the 1,694,491 performance share units granted on March 21, 2017 pursuant to the 2017 PRSU Plan, as described in the Circular, be and are hereby approved, ratified and confirmed; and

4. any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver or cause to be executed and delivered, all such documents, agreements and instruments as are necessary or desirable to give effect to the foregoing resolutions, and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such acts or things.”

In order to pass the 2017 PRSU Plan Resolution at least a majority of the votes cast at the meeting by holders of Common Shares, present in person or by proxy, must be voted in favour of such resolution.

We recommend that you vote FOR the 2017 PRSU Plan Resolution.

Unless otherwise indicated in any proxy, it is management’s intention to vote proxies for the 2017 PRSU Plan Resolution.

Summary of the Proposed 2017 PRSU Plan

A summary of the key terms of the 2017 PRSU Plan is set forth below. This summary is not complete and is qualified in its entirety by the text of the 2017 PRSU Plan attached hereto as Appendix “C”.

Purpose

The purposes of the 2017 PRSU Plan are to: (i) support the achievement of the Corporation’s performance objectives; (ii) ensure that interests of key persons are aligned with the long term success of the Corporation and the creation of value for its shareholders; (iii) provide compensation opportunities to attract, retain and motivate senior management critical to the long-term success of the Corporation and its subsidiaries; and (iv) mitigate excessive risk taking by the Corporation’s key employees.

Administration

The 2017 PRSU Plan is administered by the Compensation Committee of the Board, which has the sole and absolute discretion to: (i) recommend to the Board grants of Share Units to Eligible Persons; (ii) interpret and administer the 2017 PRSU Plan; (iii) establish, amend and rescind any rules and regulations relating to the 2017 PRSU Plan; (iv) determine which Share Units will be granted by the Corporation and which Share Units, if any, will be granted by its designated affiliates; (v) establish conditions to the vesting of Share Units; (vi) set, waive and amend performance targets; and (vii) make any other determinations that the Compensation Committee deems necessary or desirable for the administration of the 2017 PRSU Plan.

Mechanics

The Board may award Share Units to any Eligible Person (a “Participant”) in its sole discretion. Non-executive directors of the Corporation are not eligible to participate in the 2017 PRSU Plan. Each Share Unit granted to a Participant under the 2017 PRSU Plan will be credited to the Participant’s share unit account. From time to time, a Participant’s share unit account will be credited with dividend share units in the form of additional (2017) PSUs (“Dividend PSUs”) or additional (2017) RSUs (“Dividend Restricted Units”, and together with Dividend PSUs are collectively referred to as “Dividend Share Units”), as applicable, in respect of outstanding (2017) PSUs or (2017) RSUs on each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Such Dividend PSUs and Dividend RSUs will be computed as the amount of the dividend declared and paid per Common Share multiplied by the number of (2017) PSUs and (2017) RSUs, as applicable, recorded in the Participant’s share unit account on the date for the payment of such dividend, divided by the Fair Market Value of a Common Share as at the dividend payment date.

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“Fair Market Value” for the purposes of the 2017 PRSU Plan means the volume weighted average trading price of a Common Share on the TSX (or, if the Common Shares are not listed on the TSX, the principal stock exchange on which the Common Share are traded) for the five trading days immediately preceding the applicable day as at which Fair Market Value is to be determined.

Canadian Participants may elect at any time to redeem vested Share Units on any date or dates after the date the Share Units become vested and on or before the expiry date. A Participant who does not elect an early redemption date as specified under the 2017 PRSU Plan will have vested Share Units redeemed on their expiry date. U.S. Participants may elect to redeem vested Share Units on a fixed date or dates after the Share Units become vested and on or before the expiry date, provided that such election must be irrevocably made prior to the earlier of: (i) receipt by the U.S. Participant of each award of Share Units; and (ii) the first day of the taxable year of the U.S. Participant in which the performance period, or other period over which the awards is to be earned and vests, begins. The expiry date for Share Units will be determined by the Board for each applicable grant.

The Corporation will redeem each Share Unit elected to be redeemed by a Participant on the applicable redemption date by:

(i)	issuing to the Participant the number of Common Shares equal to one Common Share for each whole vested Share Unit elected to be redeemed and delivering to the Participant (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the amount of all income taxes and statutory amounts required to be withheld (“Applicable Withholdings”);
(ii)	at the election of the Participant and subject to the consent of the Corporation, the Corporation purchasing on a stock exchange or marketplace the number of Common Shares equal to one Common Share for each whole vested Share Unit elected to be redeemed and delivering to the Participant (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings;
(iii)	at the election of the Participant and subject to the consent of the Corporation, the Corporation paying to the Participant an amount equal to: (A) the number of vested Share Units elected to be redeemed multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or
(iv)	a combination of (i), (ii) and (iii).

Rights respecting Share Units and Dividend Share Units are not transferable or assignable other than by will or the laws of descent and distribution.

Vesting Provisions

Each Share Unit will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the 2017 PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee from time to time. The number of (2017) PSUs that will vest on a vesting date will be the number of (2017) PSUs and Dividend PSUs scheduled to vest on such vesting date multiplied by the applicable adjustment factor set out and defined in the relevant grant agreement. The adjustment factor will be determined based on the Corporation’s market performance, as described in the applicable grant agreement. Dividend Share Units shall vest at the same time and in the same proportion as the associated Share Units.

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Number of Common Shares Available for Issuance

The aggregate number of Common Shares that may be reserved for issuance under the 2017 PRSU Plan is 11,000,000 Common Shares (or approximately 2.9% of the issued and outstanding Common Shares).

Under the 2017 PRSU Plan, Common Shares reserved for issuance pursuant to Share Units that are surrendered, terminated or cancelled without having been redeemed will again be available for issuance under the 2017 PRSU Plan, as will Common Shares underlying Share Units that are redeemed for cash or through the purchase of Common Shares on the secondary market.

Restrictions on the Award of Share Units

Pursuant to the terms of the 2017 PRSU Plan: (i) the aggregate number of Common Shares reserved for issuance to any one person pursuant to Share Units and all other previously established or proposed security based compensation arrangements of the Corporation may not, at any time, exceed 5% of the then issued and outstanding Common Shares; (ii) the aggregate number of Common Shares issued to insiders pursuant to Share Units and all other previously established or proposed security based compensation arrangements of the Corporation may not, within a 12 month period, exceed 5% of the total number of Common Shares then outstanding; and (iii) the aggregate number of Common Shares issuable to insiders pursuant to Share Units and all other previously established or proposed security based compensation arrangements of the Corporation may not, at any time, exceed 10% of the then issued and outstanding Common Shares.

Termination or Other Cessation of Employment

If a Participant resigns or a Participant’s employment is terminated by the Corporation for cause, the Participant will forfeit all rights, title and interest with respect to unvested Share Units and the related Dividend Share Units. All vested Share Units will be redeemed as at the Participant’s termination date. Notwithstanding the foregoing, all (2017) RSUs which were awarded pursuant to a Participant’s election to defer annual incentive compensation will be deemed to have vested.

If a Participant’s employment is terminated by the Corporation without cause, a pro rata portion of the Participant’s unvested (2017) PSUs and Dividend PSUs will vest based on the number of complete months from the first day of the performance period to the applicable termination date divided by the number of months in the performance period. and using the adjustment factor for the applicable performance period. Similarly, if the Participant’s employment is terminated by the Corporation without cause, a pro rata portion of the Participant’s unvested (2017) RSUs and Dividend RSUs will vest immediately prior to the Participant’s termination date, based on the number of months from the first day of the grant term to the termination date divided by the number of months in the grant term. The Participant’s vested (2017) RSUs will be redeemed at the vesting date. Notwithstanding the foregoing, all (2017) RSUs which were awarded pursuant to a Participant’s election to defer annual incentive compensation will be deemed to have vested.

If a Participant’s employment is terminated by the death or disability of the Participant, all of the Participant’s Share Units and Dividend Share Units shall vest immediately prior to the date of the Participant’s death or disability. In such circumstance, a Participant’s (2017) PSUs and Dividend PSUs will vest using an adjustment factor of 100%. The Participant’s vested Share Units will be redeemed as at the date of death or disability.

If a Participant’s employment is terminated by the retirement of the Participant, all of the Participant’s Share Units and Dividend Share Units will continue to vest in the ordinary course and will be redeemed at the applicable vesting date. Vested (2017) PSUs will be redeemed using the adjustment factor for the applicable performance period.

If the employment of a Participant is terminated by the Corporation without cause or if the Participant resigns in circumstances constituting constructive termination, in each case, within 12 months following a Change of Control (as such term is defined under the 2017 PRSU Plan), all of the Participant’s Share Units and related Dividend Share Units as applicable will vest immediately prior to the Participant’s termination date and will be redeemed as at the termination date. The (2017) PSUs will vest using an adjustment factor of 100%.

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Amendment, Suspension or Termination of the 2017 PRSU Plan

The Board may amend, suspend or terminate the 2017 PRSU Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body. The Board may make a number of amendments to the 2017 PRSU Plan without seeking shareholder approval, including: (i) any amendment to the vesting provisions of the 2017 PRSU Plan or any grant agreement (provided that any amendment to the vesting provisions that would extend the term to the benefit of an insider would not be permitted without shareholder approval); (ii) amendments to comply with applicable law or the requirements of the TSX or any other regulatory body having authority over the Corporation, the 2017 PRSU Plan or the shareholders; (iii) any amendment to permit conditional redemption; (iv) amendments of a “housekeeping” nature; (v) amendments respecting administration of the 2017 PRSU Plan; and (vi) any other amendments not requiring shareholder approval, including amendments in connection with a Change of Control to assist Participants to participate in such event. However, shareholder approval (by a majority of votes cast) will be required for:

(i)	increases to the maximum number of Common Shares issuable under the 2017 PRSU Plan or to change the 2017 PRSU Plan from a fixed maximum number of Common Shares issuable to a fixed maximum percentage of Common Shares issuable;
(ii)	any amendment expanding the categories of Eligible Person which would have the potential of broadening or increasing insider participation, including without limitation the participation of non-employee directors;
(iii)	the addition of any other provision which results in Participants receiving Common Shares while no cash consideration is received by the Corporation;
(iv)	amendments to the amending provision within the 2017 PRSU Plan; and
(v)	amendments required to be approved by shareholders under applicable law.

The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended; provided that, where such amendment or modification is materially adverse to the holder, the consent of the holder is required to effect such amendment or modification. No new awards of Share Units may be made under the 2017 PRSU Plan after March 17, 2027, being the tenth anniversary of the 2017 PRSU Plan’s effective date.

Who Can Vote

If you were a registered holder of common shares of Golden Star at the close of business (EDT) on March 13, 2017 you are entitled to receive notice of and to vote at the Meeting.

How to Vote

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Golden Star for the Meeting to be held on Thursday May 4, 2017, at 11:30 a.m. (EDT) in the Huron/Escarpment boardrooms at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Toronto, Ontario M5H 2T6 or at any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of Meeting.

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The Corporation is sending proxy-related materials to shareholders using Notice-and-Access. Notice-and-Access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by posting the circular and additional materials online. Shareholders will still receive a hard copy of the Notice of Meeting and form of proxy or voting instruction form, as the case may be, and may choose to receive a hard copy of the other Meeting materials. Pursuant to the requirements of the CBCA, registered shareholders of the Corporation will also receive hard copies of the annual financial statements of the Corporation. Details are included in the Notice of Meeting. The Meeting materials are available online at www.gsr.com/noticeandaccess and under the Corporation’s profile on SEDAR at www.sedar.com. Shareholders are reminded to review the Meeting materials before voting.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone or personal interview by regular employees of the Corporation, at a nominal cost to the Corporation. Shareholders may also obtain proxies online at www.gsr.com/noticeandaccess. In accordance with applicable laws, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy, Samuel T. Coetzer, President and Chief Executive Officer of the Corporation, or failing him, Jason Brooks, Vice President and Controller of the Corporation, have been designated by the Board and have indicated their willingness to represent as proxy each shareholder who appoints them. A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN SAMUEL T. COETZER OR JASON BROOKS, TO REPRESENT HIM OR HER AT THE MEETING. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated and deleting or striking therefrom the names of the management designees, or by completing another proper form of proxy. Such shareholder should notify the nominee of his or her appointment, obtain a consent to act as proxy and provide instructions on how the shareholder’s Common Shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney executed the proxy form. A form of proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered by no later than 5:00 p.m. (EDT) on Wednesday, May 3, 2017 or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (EDT) on the business day immediately prior to the day of the reconvening of the adjourned or postponed Meeting, to either (i) in the case of Common Shares which are registered on the books of the Corporation for trading on the TSX or on the NYSE MKT (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Circular bearing the following address), to Attention: CST Trust Company, P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, or (ii) in the case of Common Shares which are registered on the books of the Corporation for trading on the Ghana Stock Exchange (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Circular bearing the following address), to Attention: The Registrar, Ghana Commercial Bank Limited, Share Registry, Head Office, P.O. Box 134, Accra, Ghana. Late proxies may be accepted or rejected at any time prior to the commencement time of the Meeting by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late proxy.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited either at the registered office of the Corporation, being 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9, Attention: June Lutchman, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, before any votes in respect of which the proxy is to be used shall have been taken. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting, by registering with the scrutineers and voting his, her or its Common Shares.

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Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders of the Corporation as a substantial number of shareholders do not hold their Common Shares in their own names. Shareholders of the Corporation who do not hold their Common Shares in their own names (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of an intermediary, typically a shareholder’s broker or an agent or nominee of that broker, such as a clearing agency in which the broker participates. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), and in the United States, the vast majority of such shares are registered in the name of Cede & Co. (the registration name of The Depositary Trust Company), which entities act as nominees for many brokerage firms. Common Shares held by brokers or their agents or nominees may be voted for or against resolutions or withheld from voting upon the instructions of the Beneficial Shareholder. The Meeting Materials have been distributed to intermediaries who are required to deliver them to, and seek voting instructions from, our Beneficial Shareholders. However, without specific instructions, an intermediary is prohibited from voting shares for Beneficial Shareholders (commonly referred to as a “broker non-vote”). Broker non-votes will not affect the outcome of the matters to be acted upon at the Meeting. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person and carefully follow the instructions provided by the intermediary in order to ensure that their Common Shares are voted at the Meeting.

Every intermediary has its own mailing procedures and provides its own return instructions to Beneficial Shareholder clients. Often, the form of proxy supplied to a Beneficial Shareholder by its intermediary is identical to the proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the intermediary) how to vote on behalf of the Beneficial Shareholder. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of 5:00 p.m. (EDT) on Wednesday May 3, 2017 in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote such Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should, well in advance of the meeting, provide written instructions to the intermediary requesting that the Beneficial Shareholder be appointed a proxyholder in respect of the Common Shares held by the registered shareholder. A Beneficial Shareholder who has been appointed as proxyholder for the registered shareholder must be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting.

All references to “shareholders” in this Circular and the accompanying Notice of Meeting and proxy are to shareholders of record of the Corporation (and not to Beneficial Shareholders) unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

10

Voting of Proxies

The persons named in the enclosed proxy are directors and/or officers of the Corporation who have indicated their willingness to represent as proxy the shareholders who appoint them. Each shareholder may instruct the shareholder’s proxy how to vote the shareholder’s Common Shares by completing the blanks on the proxy.

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the proxy, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with such specification. IN THE ABSENCE OF ANY SUCH SPECIFICATION, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE FOR THE MATTERS SET OUT THEREIN.

The enclosed proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

Currency

We report in United States dollars. Accordingly, all references to “$”, “U.S.$” or “United States dollars” in this Circular refer to United States dollar values. References to “CAD$” or “Canadian dollars” are used to indicate Canadian dollar values. Certain figures reported in this Circular have been exchanged from Canadian dollar values to United States dollar values using a currency exchange rate of CAD$1.00 equals U.S.$0.76, based on the Bank of Canada’s average rate of exchange for 2016.

Voting Shares and Security Ownership of Certain Beneficial Owners and Management

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of first preferred shares (the “First Preferred Shares”). As of March 13, 2017, a total of 376,165,952 Common Shares and no First Preferred Shares were issued and outstanding. The Board has fixed March 13, 2017 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each Common Share outstanding on the record date carries the right to one vote. The Corporation will arrange for the preparation of a list of the holders of its Common Shares on such record date. Each shareholder named in the list will be entitled to one vote at the Meeting for each Common Share shown opposite such shareholder’s name. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours at the office of CST Trust Company at 320 Bay Street, Toronto, Ontario, Canada, M5H 4A6. Under the Corporation’s By-laws, the quorum for the transaction of business at the Meeting consists of two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

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The following table shows the number of Common Shares beneficially owned (including Common Shares underlying convertible securities exercisable within 60 days) as of March 13, 2017 by each director of the Corporation, by each named executive officer of the Corporation, and by all directors and named executive officers of the Corporation. All information is taken from or based upon ownership filings made by such persons with the Canadian Securities Administrators (“CSA”) or upon information provided by such persons to the Corporation. Unless otherwise noted, the Corporation believes that each person shown below has sole investment and voting power over the Common Shares owned.

Name of Beneficial Owner	Amount of Stock Options Beneficially Owned (included options exercisable within 60 days)	Amount of Common Shares Beneficially Owned	Total Common Shares Beneficially Owned (including Common Shares subject to convertible securities exercisable within 60 days)	Percent of Common Shares Beneficially Owned[1]
Directors:
Tim Baker	550,000	176,515	726,515	0.19%
Gilmour Clausen	33,333	170,000	203,333	0.05%
Anu Dhir	133,333	245,349	378,682	0.10%
Robert E. Doyle	133,333	100,000	233,333	0.06%
Tony Jensen	133,333	-	133,333	0.04%
Craig J. Nelsen	133,333	251,900	385,233	0.10%
William L. Yeates[2]	133,333	125,000	258,333	0.07%
Mona Quartey	Nil	Nil	Nil	Nil
Named Executive Officers:
Samuel T. Coetzer[3]	3,384,087[4]	307,465	3,691,552[4]	0.98%
Daniel Owiredu[5]	1,936,714	-	1,936,714	0.51%
André van Niekerk	682,943	27,000	709,943	0.19%
Martin Raffield	1,544,829	32,750	1,577,579	0.42%
S. Mitch Wasel	1,207,263	70,509	1,277,772	0.34%
Directors and All Named Executive Officers as a group	10,005,834	1,492,770	11,498,604	3.05%
1.	Calculated (i) the total number of Common Shares held by directors and named executive officers as a group plus Common Shares, divided by (ii) the aggregate of the number of issued and outstanding Common Shares as of March 13, 2017 plus Common Shares subject to stock options exercisable within 60 days held by such person.
2.	Includes 15,000 Common Shares owned indirectly through his spouse.
3.	Mr. Coetzer is also a director of the Corporation.
4.	Effective as of March 21, 2016, Mr. Coetzer surrendered an aggregate of 260,668 options. The surrendered options were inadvertently granted to Mr. Coetzer in excess of the maximum number of options permitted to be granted to any one optionee in any one calendar year under the terms of the Stock Option Plan. In place of the surrendered options, Golden Star granted 174,743 deferred share units in lieu of the surrendered options.
5.	Mr. Owiredu is also a director of the Corporation.

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The following table sets forth information as to each person known to the Corporation or its directors and executive officers to be beneficial owners of, or to have control or direction over, more than ten percent of the outstanding Commons Shares as of March 13, 2017.

Name and Address of Beneficial Owner	Amount and Nature of Common Shares Beneficially Owned	Percent of Common Shares Beneficially owned
Van Eck Associates Corporation[1] 666 Third Avenue, 9th Floor New York, New York 10017	56,133,737	14.9%
1.	Reflects Common Shares owned by Van Eck Associates Corporation (“VEAC”) according to an alternative monthly report filed on SEDAR on March 8, 2017, which indicates that the exchange traded fund business unit of VEAC has investment authority with respect to 56,133,737 Common Shares. The alternative monthly report states that the Common Shares are held for investment purposes only and not for the purpose of influencing control or direction of the Corporation.

About the Nominated Directors

The eight persons listed below are nominated for election as directors of the Corporation. All but one of the eight nominated directors are currently directors of the Corporation.

It is the intention of the management designees, if named as proxy, to vote for the election of the eight listed nominees. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies appointing management designees will be voted FOR another nominee in their discretion unless the shareholder has specified in his proxy that his Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected, unless his or her office is earlier vacated.

The name; municipality, province or state and country of residence; all positions and offices in the Corporation presently held; present and past principal occupation or employment for the past five years; the date of first appointment as a director; and age is set out for each director in the director profiles below.

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Director Profiles

Tim Baker

Resident of: Toronto, Ontario, Canada

Director Since: January 1, 2013

Age: 65

Status: Independent

Experience:

• Extensive operations experience, including Africa

• International experience in project development

• Governance, Corporate Responsibility, and Health and Safety expertise

Mr. Baker was appointed Executive Chairman of the Corporation effective January 1, 2013. Mr. Baker’s title was amended to non-Executive Chairman on November 1, 2013. Mr. Baker served as the Chief Operating Officer and Executive Vice President of Kinross Gold Corporation from June 2006 to November 2010. Mr. Baker, who earned his BSc in Geology from Edinburgh University in 1974, has substantial experience in operating mines and projects, including projects in Chile, the United States, Africa and the Dominican Republic. Prior to working with Kinross Gold Corporation, Mr. Baker served as an Executive General Manager of Placer Dome Chile, where he was responsible for the Placer Dome operations, including at the Zaldivar mine and Kinross-Placer joint venture at La Coipa as well as the Pueblo Viejo project in the Dominican Republic. Mr. Baker was an independent director of Eldorado Gold Corporation from May 2011 until December 2012; Pacific Rim Mining Corp. from March 2012 until November 2013, and Augusta Resources Corporation from September 2008 until September 2014. Mr. Baker has also been a Director of Antofagasta PLC since March 2011, Sherritt International since May 2014 and Rye Patch Gold Corp. since December 2016. Mr. Baker’s extensive and ongoing experience as a director of a wide spectrum of companies, including as an executive of various mining companies, along with his ICD.D certification obtained from the Institute of Corporate Directors, make him a vital part of the Board.

Committee Memberships:

Mr. Baker is a member of the Audit Committee (effective March 15, 2017) and the Nominating and Corporate Governance Committee.

Other Current Public Board Memberships:

• Independent Director, Antofagasta PLC since March 2012. Chair Remuneration Committee, member of the Projects Committee, the Sustainability and Stakeholder Management Committee and the Nomination and Governance committee.

• Independent Director, Sherritt International Corporation, since May 2014. Chair of the Environment, Health, Safety and Sustainability Committee, member of the Reserves Committee and the Nominating and Corporate Governance Committee.

• Independent Director, Rye Patch Gold Corp., since December 2016.

Shareholdings as at December 31, 2016:

Mr. Baker owned 575,000 options, 151,515 Common Shares and 1,399,411 deferred share units. He satisfies the director share ownership guidelines.

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Gilmour Clausen

Resident of: Denver, Colorado, U.S.A

Director Since: July 18, 2016

Age: 60

Status: Independent

Experience:

• Extensive international mine operations and corporate experience

• Finance, capital management and sourcing

• Evaluations, negotiations and transactions

• Public company executive management

Mr. Clausen is President, CEO and Director of Brio Gold Inc. and has been with Brio Gold since its inception in December 2014. He is a mining executive with more than 30 years’ experience in the areas of management, finance, development and operations in the precious and base metals industry. He has led major mining operations and managed large engineering and construction projects. Mr. Clausen was the President, Chief Executive Officer and a director of Augusta Resource Corporation from March 28, 2005 until Augusta was taken over by HudBay Minerals in July 2014. Mr. Clausen was the Executive Vice President, Mining at Washington Group International, Inc. from 2001 to 2005 and served as the Vice President of Operations at Stillwater Mining Company from 1995 to 1999. Mr. Clausen is a Professional Engineer with Bachelors and Masters degrees in Mining Engineering from Queen’s University. He is a graduate of Queen’s University’s executive business program. Mr. Clausen is also currently a director of Plata Latina Minerals Corporation and Brio Gold Inc.

The Corporation believes that Mr. Clausen’s extensive management, finance and operations experience in the metals industry makes him well qualified to serve as a member of the Board. He brings intimate knowledge of board governance, corporate and project finance, strategic planning, operations as well as strengths in investor and public relations.

Committee Memberships:

Mr. Clausen is a member of the Audit Committee and Corporate Responsibility Committee.

Other Current Public Board Memberships:

Nil.

Shareholdings as at December 31, 2016:

Mr. Clausen owned 100,000 options, 170,000 Common Shares and 5,716 deferred share units. He satisfies the director share ownership guidelines.

Notes:

1.       Mr. Clausen was appointed to the Audit Committee effective November 1, 2016 and the Corporate Responsibility Committee on December 6, 2016.

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Samuel T. Coetzer

Resident of: Toronto, Ontario, Canada

Director Since: December 13, 2012

Age: 56

Status: Non-Independent

Experience:

• Strategic leadship with vast experience in Africa

• Strong technical background in both surface and underground mining

• Mergers and acquisitions expertise

Mr. Coetzer was appointed President and Chief Executive Officer of the Corporation, effective January 1, 2013 and a director of the Corporation in December 2012. Prior to this appointment, he served the Corporation as Executive Vice President and Chief Operating Officer from March 2011 to December 2012. Mr. Coetzer is a mining engineer graduate from the University of Pretoria, a member of the World Gold Council and has over 25 years of international mining experience, having held increasing levels of responsibility in various mining companies including Xstrata Nickel, Xstrata Coal South Africa, and Placer Dome Inc. Mr. Coetzer consulted to Kinross from February 2009 and was appointed in May 2009 as Senior Vice President, South American Operations for Kinross, serving in this role until September 2010. In this role, Mr. Coetzer was responsible for overseeing the Kinross assets in Brazil, Chile and Ecuador. From June 2007 to October 2008, Mr. Coetzer was the Chief Operating Officer of Xstrata Nickel, and from March 2006 to June 2007, he was the Chief Operating Officer of Xstrata Coal South Africa. Mr. Coetzer also has significant experience in Africa, having been with Placer Dome Inc.’s South African and Tanzanian operations, where he was Managing Director - South Africa and the Executive General Manager - Tanzania, from 2003 to February 2006. Mr. Coetzer’s experience and expertise in managing mining operations of various mining companies positions him well to serve as the Chief Executive Officer and member of the Board. As Chief Executive Officer and formerly Chief Operating Officer of the Corporation, Mr. Coetzer has demonstrated strong leadership skills and extensive knowledge of operational issues facing the Corporation.

Committee Memberships:

N/A

Other Current Public Board Memberships:

Nil

Shareholdings as at December 31, 2016:

Mr. Coetzer owned 307,465 Common Shares, 3,641,935 options[1], 4,860,640 (2014) performance share units and 465,963[2] deferred share units. He satisfies the director share ownership guidelines.

Notes:

1.       Effective as of March 21, 2016, Mr. Coetzer surrendered an aggregate of 260,668 options. See Note 4 under the “Voting Shares and Security Ownership of Certain Beneficial Owners and Management” table.

2.       On August 4, 2016 Mr. Coetzer was granted 174,743 deferred share units in lieu of the surrendered options.

16

Anu Dhir

Resident of: Toronto, Ontario, Canada

Director Since: February 21, 2014

Age: 45

Status: Independent

Experience:

• Legal, governance and corporate development expertise in mining

• International and African business finance and operations experience

Anu Dhir is a Co-Founder and Executive of ZinQ Mining (“ZinQ”), a private base metals and precious metals royalty company that focuses on the Latin America region. The capabilities of ZinQ include technical, project development teams and additional major financing access through debt and equity markets. Ms. Dhir is also the Managing Director of Miniqs Limited (“Miniqs”), a private group primarily interested in developing resource projects. Prior to ZinQ and Miniqs, Ms. Dhir was Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a publicly listed African focused mining company. Her portfolio of responsibilities at Katanga covered corporate development, legal advisory, investor relations, governance, and communications.

Ms. Dhir has a unique combination of business, operations and legal experience in the mining, oil and gas and technology sectors on several continents and a history of successfully developing and negotiating business development deals including joint ventures, mergers and acquisitions, and key partnerships. Ms. Dhir has also helped finance and lead private companies to the public markets and has helped companies heighten their profile and increase overall shareholder value.

Ms. Dhir was the Lead Non-Executive Director of Frontier Rare Earths from July 2008 until January 2016 and served as its Chair of the Audit Committee. She was a Non-Executive Director of Energulf Resources from August 2013 until September 2015. Ms. Dhir was the Lead Non-Executive Director of Atlatsa Resources Corporation from July 2008 until December 2014 and served as the Chair of the Remuneration Committee, Chair of the Investment Committee, Member Audit & Risk Committee, and Member of the Health, Safety and Sustainability Committee. She was a Non-Executive Director of Great Basin Gold Limited until 2013, and served as its Chair of the Corporate Governance Committee and Member of its Remuneration Committee and Audit & Risk Committee. Ms. Dhir also served as a Non-Executive Director of Kazakh Compass Asset Fund Ltd. until December 2012.

Ms. Dhir is currently a Non-Executive Director of Trillium Health Partners.

Ms. Dhir holds a BA from the University of Toronto and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, United States.

Committee Memberships:

Ms. Dhir is a member of the Nominating and Corporate Governance Committee, the Compensation Committee, and is the Chair of the Corporate Responsibility Committee since May 2015.

Other Current Public Board Memberships:

Nil

Shareholdings as at December 31, 2016:

Ms. Dhir owned 150,000 options, 199,849 Common Shares and 465,984 deferred share units. She satisfies the share ownership guidelines.

17

Robert E. Doyle

Resident of: Toronto, Ontario, Canada

Director Since: February 2, 2012

Age: 62

Status: Independent

Experience:

• Extensive international mining experience (resource exploration, development and production)

• Accounting and finance expertise in mining

• Audit Committee financial expert as defined by the SEC

From January 2008 to October 2009, Mr. Doyle was Chief Executive Officer of Medoro Resources Ltd. (pursuant to a merger in June 2011, Medoro is now known as Gran Colombia Gold Corp.), a Canadian gold exploration and development company with activities in Africa and South America. Mr. Doyle was with Pacific Stratus Energy as Executive Vice President from 2005 through 2006, Chief Financial Officer from October 2006 to May 2007 and Vice President from March 2006 to May 2007. He also was Chief Financial Officer of Coalcorp Mining Inc. from November 2005 to May 2007 and Chief Financial Officer of Bolivar Gold Corp. from January 2003 to February 2006. Mr. Doyle served as a director of Gran Columbia Gold Corp. from April 2008 to July 2013, and as a director of NXA Inc. from June 2009 to February 2014. Mr. Doyle sits on the boards of Detour Gold Corp. and Mandalay Resource Corp. Mr. Doyle, a chartered accountant and a chartered director, has over 30 years’ experience in all facets of international resource exploration, development and production. Mr. Doyle has a BA Honours from the Ivey Business School, University of Western Ontario. Mr. Doyle brings a broad skillset to the Board, including a thorough understanding of operations, accounting and financial strategy of international mining companies.

Committee Memberships:

Mr. Doyle is a member of the Compensation Committee (effective March 15, 2017), and has been the Chair of the Nominating and Corporate Governance Committee since February 2015 and the Chair of the Audit Committee since March 15, 2017.

Other Current Public Board Memberships:

• Director, Mandalay Resources Corp., since April 2010, Chair Audit Committee

• Director, Detour Gold Corporation, since May 2010, Member Audit, Technical and Corporate Governance and Nominating Committee of Detour Gold Corporation

Shareholdings as at December 31, 2016:

Mr. Doyle owned 100,000 Common Shares, 150,000 options and 1,155,624 deferred share units. He satisfies the director share ownership guidelines.

18

Craig J. Nelsen

Resident of: Centennial, Colorado, U.S.A.

Director Since: May 11, 2011

Age: 65

Status: Independent

Experience:

• Mineral property evaluation including resource/reserve evaluation and design and implementation of exploration drilling programs

• Geological expertise on mineral deposits

• Detailed knowledge of mineral property transactions and mergers and acquisitions activity

• Extensive experience with international mining operations including budgets, strategic plans, health and safety, and community issues

Craig J. Nelsen was a founder, and President, Chief Executive Officer and a member of the Board of Directors, of Avanti Mining Inc. (“Avanti”) from May 2007 to October 2013 and was Executive Chairman of Avanti until May 2014. From April 1999 to June 2007, Mr. Nelsen served as the Executive Vice-President, Exploration, for Gold Fields Limited. Mr. Nelsen was the founder, and served as Chairman of the board of directors, of Metallica Resources Inc. from 1994 to 2008, and was Metallica’s Chief Executive Officer from 1994 to 1999. In June 2008, a three company merger between Metallica, Peak Gold, and New Gold Inc. was finalized, forming a larger gold producer known as New Gold Inc., which is listed on both the TSX and NYSE MKT. From June 2008 until May 2012, Mr. Nelsen served as a member of the board of directors of New Gold Inc. Mr. Nelsen holds a M.S. degree in geology from the University of New Mexico and a B.A. degree in geology from the University of Montana. Mr. Nelsen’s experience includes, among other things, his knowledge in mineral property evaluation, including resource and reserve assessment; international mining; mergers and acquisitions; exploration and mine operations; health, safety, environment and community relations; company formation and strategic planning.

Committee Memberships:

Mr. Nelsen is a member of the Corporate Responsibility Committee and is the Chair of the Compensation Committee.

Other Current Public Board Membership:

Nil

Shareholdings as at December 31, 2016:

Mr. Nelsen owned 251,900 Common Shares, 150,000 options and 286,447 deferred share units. He satisfies the director share ownership guidelines.

19

Daniel Owiredu

Resident of: Accra, Ghana

Director Since: November 4, 2014

Age: 59

Status: Non-Independent

Experience:

• Strategic leadship with vast experience in Africa

• Strong technical background in both surface and underground mining

Mr. Owiredu joined Golden Star in September 2006 as Vice President, Operations and was appointed Executive Vice President, Operations and Chief Operating Officer in January 2013. He was subsequently appointed to the Board in November 2014. Mr. Owiredu has over 30 years of experience in the mining sector in Ghana and West Africa, and holds a BSc degree in Mechanical Engineering from the Kwame Nkrumah University of Science & Technology, Kumasi and an MBA degree from Strathclyde Business School in Scotland, UK. Prior to joining Golden Star, Mr. Owiredu was Deputy Chief Operating Officer, Africa for AngloGold Ashanti where he successfully managed the construction and operation of the Bibiani mine as well as the operation of the Siguiri, Obuasi and Freda Rebecca mines. Mr. Owiredu has made a significant contribution to mining in Ghana as the country’s former President of the Chamber of Mines and more recently in his appointment as Chairman of the board of directors of the Ghana Commercial Bank.

Committee Memberships:

N/A

Other Current Public Board Memberships:

Nil

Shareholdings as at December 31, 2016:

Mr. Owiredu owned 2,187,969 options, 169,890 deferred share units and 2,462,746 (2014) performance share units. He satisfies the share ownership guidelines.

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Mona Quartey Resident of: Accra, Ghana Age: 53 Status: Independent Experience: • Risk management and finance expertise • Extensive experience with Ghanaian government

The Honourable Mona Quartey has 26 years of experience in risk management, treasury and corporate finance having previously worked for a number of government, public and private organizations. Based in Accra, Ghana, she is Managing Partner of BVM Advisory Services, which acts as a consultant to government and private sector bodies.

From July 2014 to January 2017 she served as Deputy Finance Minister in charge of Economic Strategy for Ghana’s Ministry of Finance, with responsibilities including tax policy, national development planning and budgeting. Prior to joining the Ministry of Finance, Mona held a variety of roles in Ghana and the USA and from 1991 to 1999 she served as Group Treasurer for Ashanti Goldfields Company Limited.

Mona is a Non-Executive Director of Golden Star’s subsidiary, Golden Star Resources Ghana, and of GCB Bank (Ghana). She is owner and Director of Green Pastures and Still Waters Limited and Director of BVM Advisory Services Limited. She holds a Bachelor of Science Degree from the University of Science and Technology in Kumasi, Ghana, and a Masters Degree in Business Administration from Dalhousie University in Halifax, Canada.

Other Current Public Board Memberships:

Nil

Shareholdings as at December 31, 2016:

Nil

There are no family relationships among any of the director nominees or directors or executive officers of the Corporation. No directors serve on the same company board.

See “Voting Shares and Security Ownership of Certain Beneficial Owners and Management” for detailed information regarding the Common Shares beneficially owned (including Common Shares underlying convertible securities exercisable within 60 days) by each director of the Corporation.

Committee Membership and Record of Attendance

The following tables summarize the meetings of the Board and its Committees held for the fiscal year ended December 31, 2016, and the attendance of the individual Directors (who are director nominees) at such meetings:

Board:	10
Audit Committee:	4
Compensation Committee:	4
Nominating and Corporate Governance Committee:	3
Corporate Responsibility Committee:	3

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Director	Board Meeting Attendance	Committee Membership	Committee Meetings Attendance
Tim Baker	10/10	• Nominating and Corporate Governance Committee	3/3
Gilmour Clausen	5/5[1]	• Audit Committee • Corporate Responsibility Committee	1/1 1/1
Samuel T. Coetzer	10/10	N/A	N/A
Anu Dhir	10/10	• Corporate Responsibility Committee (Chair) • Nominating and Corporate Governance Committee • Compensation Committee • Audit Committee	3/3 3/3 4/4 2/2[2]
Robert E. Doyle	10/10	• Corporate Responsibility Committee[3] • Nominating and Corporate Governance Committee (Chair) • Audit Committee	2/2 3/3 4/4
Tony Jensen[4]	10/10	• Audit Committee	1/1[5]
Craig Nelsen	10/10	• Compensation Committee (Chair) • Corporate Responsibility Committee	4/4 3/3
Daniel Owiredu	9/10	N/A	N/A
William L. Yeates[6]	9/10	• Audit Committee (Chair) • Compensation Committee	4/4 4/4
1.	Mr. Clausen was appointed to the Board effective November 1, 2016. He became a member of the Audit Committee on November 1, 2016 and a member of the Corporate Responsibility Committee on December 6, 2016.
2.	Ms. Dhir resigned from the Audit Committee after the July 26, 2016 meeting.
3.	Mr. Doyle resigned from the Corporate Responsibility Committee effective December 6, 2016.
4.	Mr. Jensen will not be standing for re-election at the Meeting.
5.	Mr. Jensen resigned from the Audit Committee, effective as of March 18, 2016, and was replaced by Ms. Dhir, effective as of the same date.
6.	Mr. Yeates will not be standing for re-election at the Meeting. Effective March 15, 2017, Mr. Yeates was replaced on the Audit Committee by Mr. Baker and on the Compensation Committee by Mr. Doyle. Mr. Doyle was also appointed Chair of the Audit Committee.

It is the Corporation’s policy that the directors attend annual shareholder meetings. All of the then directors of the Corporation attended the 2016 annual general meeting of shareholders.

Director Skills Matrix

Golden Star reviews the skills and areas of expertise of its directors in a number of areas critical to the Board’s oversight function to ensure that there is appropriate diversity of experience.

Director	CEO Experience	Mining Experience	Board Governance	Financial Acumen	Legal Acumen	Executive Compensation	Sustainability
Tim Baker		x	x	x		x	x
Samuel T. Coetzer	x	x				x	x
Gil Clausen	x	x	x	x			x
Anu Dhir	x	x	x	x	x	x	x
Robert E. Doyle	x	x	x	x
Craig Nelsen	x	x	x	x		x	x
Daniel Owiredu		x	x				x
Mona Quartey		x	x	x		x	x

Director Orientation

New directors are provided with Golden Star’s charters and Board and Corporate policies and with non-public information on our business and assets. They have access to Board members and senior management before accepting a position as director to enable them to perform due diligence and acquire information to allow them to start performing their duties as soon as they are appointed. In the course of these due diligence activities, new directors are made aware of the role of the Board and its committees and the nature and operation of the Corporation’s assets and business.

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Each member of the current Board has the skills and knowledge required to function effectively as a director of Golden Star and the skills and experience possessed by individual Board members are complementary, achieving a Board that can oversee the Corporation’s business in a manner responsive to the interests of all stakeholders, provide strategic insights to management and act in a responsible and ethical manner. Board candidates are selected based on their skills and experience, and to fill any gaps identified in the director skills matrix.

Continuing Education

The Chair of the Nominating and Corporate Governance Committee has a specific responsibility to ensure that Board members are kept up to date on corporate governance matters, and the directors’ other business interests to keep them abreast of corporate developments generally and those in the gold mining industry in particular. Board members make visits to the Corporation’s mines in Ghana where Board members can inspect the Corporation’s assets and interface with all levels of management and with local stakeholders.

The Board and the committees receive presentations on topical issues when making key business decisions, during strategic planning meetings and in response to director requests. Directors also attend external conferences and seminars. Directors identify educational needs through the Board and committee process. The corporate secretary arranges internal presentations for the Board after consulting with the Board or committee chairs, and notifies directors of pertinent conferences, seminars and other educational opportunities. The Corporation pays the fees and expenses for directors to attend conferences or other events that are important for enhancing their knowledge for serving on our Board.

Additional Disclosure Relating to Directors

To the knowledge of the Corporation, no proposed director of the Corporation is or has been, within the last 10 years, a director, chief executive officer or chief financial officer of any company that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while he/she was acting in the capacity of director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after he/she ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he/she was acting in that capacity; (c) subject of, or a party to, any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (i) mail or wire fraud in connection with any business entity or (ii) federal or state securities, commodities, banking or insurance laws and regulations, or any settlement to such actions (not including settlement of a civil proceeding among private parties); or (d) subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization.

Moreover, to the knowledge of the Corporation, no proposed director is or has been, within the last 10 years, (a) bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his/her assets; or (b) a director or executive officer of any company that, while he/she was acting in that capacity, or within one year of his/her ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

Ms. Dhir, a director of the Corporation, served as a director of Great Basin Gold Ltd. (“Great Basin”) in 2011, a public listed mining company. Prior to Ms. Dhir becoming a director of Great Basin, Great Basin had issued certain loans and debentures which ultimately caused its insolvency in 2012 (disclosed under Great Basin’s profile at www.sedar.com). Ms. Dhir resigned in mid-2013 after Great Basin and certain affiliates had sought creditor protection in connection with these loans and debentures.

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Mr. Clausen, a director of the Corporation, served as a director of Jaguar Mining Inc. (“Jaguar”) from September 2005 to June 2013, a publicly listed mining company. On December 23, 2013, approximately 9 months after Mr. Clausen notified the board of directors of Jaguar that he would not stand for re-election at its annual shareholders’ meeting in June 2013, Jaguar commenced proceedings under the Companies’ Creditors Arrangement Act (Canada) in respect of a restructuring of its debt (the “CCAA Proceedings”). In December 2014, the Ontario Superior Court of Justice ordered that the CCAA Proceedings be terminated.

Governance at Golden Star

Separate Chairman and CEO

Golden Star has a separate Chairman and Chief Executive Officer (“CEO”). Having an independent Chairman enables non-management directors to raise issues and concerns for Board consideration without immediately involving management. The Chairman also serves as a liaison between the Board and senior management.

The Chairman is responsible for running the Board effectively; working with the CEO and scrutinizing his performance and that of the Board; attending all committee meetings; reviewing on a regular basis the Corporation’s financial and operating performance; and participating in the hiring of senior executives.

Shareholder Communication

The Corporation believes that it is important to maintain good shareholder relations. The Board will give appropriate attention to all proper written communications that are submitted by shareholders. Any shareholder wishing to send communications to the Board, or a specific committee of the Board, should send such communication to the Executive Vice President and Chief Financial Officer (“CFO”) of the Corporation by email to investor@gsr.com or by mail to Board of Directors, c/o Executive Vice President and Chief Financial Officer, Golden Star Resources Ltd., 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9. All communications should state the type and amount of the Corporation’s securities held by the shareholder and that the communication is intended to be shared with the Board, or if applicable, with a specific committee of the Board. The Executive Vice President and Chief Financial Officer will forward all such communications to the Board or the specific committee, as appropriate.

Governance Principles

Code of Conduct and Ethics

Golden Star has a culture of integrity and robust corporate policies including a whistle blower policy to support that culture. The relevant policies and codes, all of which are available on the Corporation’s website (www.gsr.com), consist of the following:

•	Business Conduct and Ethics Policy (the “Business Conduct Policy”). The Business Conduct Policy applies to the Corporation, its subsidiaries, divisions and affiliates and reaffirms that the observance of applicable law and ethical business conduct wherever the Corporation does business must be the guiding principle. The Corporation’s Executive Vice President and CFO (the “Compliance Officer”) is responsible for monitoring compliance with the Business Conduct Policy and for communicating the Business Conduct Policy to employees. Employees are advised that they have a duty to report any known or suspected violation of the Business Conduct Policy, including any violation of the laws, rules, regulations or policies that apply to the Corporation. Employees are to report such violations to their supervisor, the Compliance Officer, or by following the procedures set out in the Corporation’s Whistleblower Policy (as discussed below). It is ultimately the Board’s responsibility to monitor compliance with the Business Conduct Policy. The Board, through its Audit Committee, reviews the Business Conduct Policy annually to ensure that it complies with legal requirements and best practices. The Board has not granted any waiver of the Business Conduct Policy. Accordingly, no material change report or other notice has been required or filed.

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•	Code of Ethics for Directors, Senior Executive and Financial Officers and Other Executive Officers (“Ethics Code”). The Ethics Code requires that individuals covered by its provisions report suspected violations to either of the Chairman of the Board or the Executive Vice President and CFO, in his capacity as Compliance Officer, and that the Board take appropriate action on any such reports. Amendments of, and waivers granted under, the Ethics Code will be disseminated on the Corporation’s website (www.gsr.com). The Board has not granted any waiver of the Policy. Accordingly, no material change report or other notice has been required or filed.
•	Insider Trading and Reporting Policy (“Insider Trading Policy”). The Insider Trading Policy mandates all appropriate trading restrictions on the Corporation’s shares to which directors, officers, employees and others are subject under applicable law and as a matter of corporate policy. In addition, directors and officers of the Corporation are prohibited from hedging their Common Shares or equity based awards.
•	Whistleblower Policy. Employees are required to report concerns, anonymously if the individual so chooses, to any member of management or the Audit Committee regarding: (i) possible violations by employees or other persons of legal or regulatory requirements or internal policies relating to accounting standards and disclosures; (ii) internal accounting controls or matters related to the internal or external audit of the Corporation’s financial statements; (iii) securities law compliance; and (iv) other matters pertaining to fraud against shareholders. The Audit Committee is responsible for dealing appropriately with all such reports.
•	Clawback Policy. The Board has the right to recover any bonus, short-term incentive award or amount, or long-term incentive award or amount awarded to an employee, officer or director and any non-vested equity-based awards previously granted to an employee, officer or director if the Corporation’s financial statements are required to be restated; the need for restatement was caused by the misconduct of the executive officer; and the executive officer’s incentive compensation was higher as a result of the misstatement in the financials. See “Compensation Discussion and Analysis - Compensation Clawback”.

The Board is required to approve the holding by any director or officer of a board or executive position of another company creating a potential business or legal conflict affecting that individual’s ability to properly carry out his duties and serve the Corporation’s best interests. As a matter of law, Board members are required to disclose material interests in proposed transactions, after which the Board determines the propriety of the affected individual participating in either or both of discussion and voting, whether or not otherwise entitled to do either or both.

Advance Notice By-Law

On February 21, 2014, the Board adopted By-Law Number Four, (the “Advance Notice By-Law”), being a by-law relating to advance notice of nominations of directors of the Corporation which was confirmed and ratified at the annual general and special meeting of the shareholders on May 8, 2014. The Advance Notice By-Law introduced an advance notice requirement in connection with shareholders intending to nominate directors in certain circumstances, each of which is described in more detail below.

The Advance Notice By-Law sets forth a procedure requiring advance notice to the Corporation by any shareholder who intends to nominate any person for election as a director of the Corporation other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the CBCA, or (ii) a shareholder proposal made pursuant to the provisions of the CBCA. Among other things, the Advance Notice By-Law sets a deadline by which such shareholders must notify the Corporation in writing of an intention to nominate directors prior to any meeting of shareholders at which directors are to be elected and sets forth the information that the shareholder must include in the notice for it to be valid.

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The purposes of the Advance Notice By-law are to (i) facilitate an orderly and efficient annual general or, where the need arises, special meeting, process, (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees, and (iii) allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation. The Board believes that the Advance Notice By-Law provides a reasonable time frame for shareholders to notify the Corporation of their intention to nominate directors and require shareholders to disclose information concerning the proposed nominees that is mandated by applicable securities laws. The Board will be able to evaluate the proposed nominees’ qualifications and suitability as directors and respond as appropriate in the best interests of the Corporation.

In the case of an annual meeting of shareholders, notice to the Corporation must be made not less than 30 and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

Board Role in Risk Oversight

The Board oversees the risks involved in the Corporation’s operations as part of its general oversight function, integrating risk management into the Corporation’s compliance policies and procedures. While the Board has the ultimate oversight responsibility for the risk management process, the Audit Committee and the Compensation Committee have specific responsibilities relating to risk management. Among other things, the Audit Committee, pursuant to its charter, addresses company policies with respect to financial risk assessment and risk management, and reviews such major risk exposures and the guidelines and policies that management has put in place to govern the process of assessing, controlling, managing and reporting such exposures. The Compensation Committee considers the nature, extent and acceptability of risks that the executive officers may be encouraged to take is a result of the Corporation’s incentive compensation programs and considers compensation-related risks for the Corporation. The Board also satisfies its risk oversight responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Corporation.

About the Board

Independence

The current Board comprises nine directors, seven of whom are independent under applicable Canadian securities laws because they do not have a direct or indirect material relationship (as set forth under applicable law and regulations) with the Corporation. Mr. Coetzer is the Corporation’s President and Chief Executive Officer and, accordingly, is not independent. Mr. Owiredu is the Corporation’s Executive Vice President and Chief Operating Officer and, accordingly, is not independent. Messrs. Jensen and Yeates will not be standing for re-election at the Meeting. Ms. Mona Quartey will be put forward at the Meeting by the Nominating and Corporate Governance Committee as a nominee to the Board.

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Role of the Board

The Board mandate sets out the duties and responsibilities of the Board, in accordance with statutory and other legal requirements and good corporate governance practices. The Board mandate is attached as Appendix B hereto.

As set out in the Board mandate, the Board establishes overall policies and standards for the Corporation. The Board expects management to conduct the business of the Corporation in accordance with the Corporation’s ongoing strategic plan as adopted by the Board. The Board regularly reviews management’s progress in meeting these expectations. The Board is kept informed of the Corporation’s operations at meetings of the Board and its committees and through reports, analyses and discussions with management. The Board normally meets five times a year in person, with additional meetings being held as needed. In 2016, there were a total of ten meetings of the Board.

The following is a summary of how the Board deals with matters pertaining to strategic planning, risk management, communication and internal control systems, management and succession:

•	Each year the Board reviews and approves planning assumptions and detailed monthly budgets for the following year and annual projections for the following four years. The Board monitors performance against budget through reporting by management in the form of monthly reports and Board papers.
•	The Board seeks to identify and assess the principal risks of the Corporation’s business which are wide-ranging because of the nature of the Corporation’s business, including risks associated with operating in developing countries, maintaining control of the Corporation’s assets and funds, assuring compliance with all relevant laws and regulations, political risks, operating risks associated with mining, exchange controls, environmental and safety risks, government regulatory or enforcement problems, title matters, civil unrest, and the availability of skilled management and labor forces.
•	The Board annually assesses the CEO’s performance and his at risk remuneration. The board is responsible for ensuring succession planning in the executive team.
•	The CEO and the CFO provide shareholder communications on behalf of the Corporation, all of which are monitored by the Board.
•	The Board periodically reviews the integrity of the Corporation’s internal control and management information systems.
•	The Board annually considers the Corporation’s overall performance in all key areas to identify those areas where additional skills may be required and to consider the measures required to ensure sufficient management depth for the ongoing management of Golden Star in the event of the loss of any key members of the Corporation’s executive management team.
•	The Board periodically reviews all key policies including the environmental and safety policies adopted by Golden Star and its affiliates and has established policies on safety, community relations and environment.
•	The Board has adopted policies to assure effectiveness of management information systems including policies on corporate control with respect to annual budgets, financial and budget reporting, activities reporting, acquisitions and dispositions of assets, joint ventures, spending authorities, contracts and investment banking services.
•	The Board approves the terms of all significant acquisitions and dispositions of the mineral properties and joint venture agreements on these properties.

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•	The Board approves operating and capital budgets.
•	The Board receives monthly reports on operational, financial and business development matters. The Board’s relatively small size and significant industry experience allows management to liaise regularly with the Board to discuss and seek approval for various activities.

Board Assessments

The Nominating and Corporate Governance Committee performs, as part of its duties, an annual assessment of the performance of the Board and its standing committees and of the individual performance of each director and the Board and committee chairs. The Nominating and Corporate Governance Committee considers the Board’s performance in meeting the challenges that faced the Corporation over the previous 12-month period, the Board’s relationship with management, and the overall effectiveness of the Board and its members. The results of the assessment are used in making any required changes to functions and individuals and in determining nominations for re-election and appointment.

Board Renewal and Gender Diversity

Gender Diversity

The Corporation has adopted a policy regarding diversity on the Board and in executive office positions (the “Diversity Policy”) which addresses the identification and nomination of female directors and officers. The Diversity Policy sets out the Corporation’s approach to diversity on the Board and in executive officer positions. The Corporation believes that director nomination and executive officer appointment decisions should be based on merit and remains committed to selecting the best persons to fulfill these roles. At the same time, the Corporation recognizes that it is important to have a diverse pool of directors and executive officers in order to retain a broad range of perspectives, skills, experience and expertise for the stewardship and management of the Corporation. The Corporation believes that it benefits from a diversity of viewpoints, backgrounds, skills, and experience. The Corporation recognizes that gender diversity is a significant component of diversity and acknowledges the important role that women, with appropriate and relevant skills and experience, play in contributing to the Corporation’s stewardship and management. The Nominating and Corporate Governance Committee of the Board has been directed to search for qualified persons to serve on the Board and may retain an executive search firm to help achieve the Board’s diversity objectives. Progress toward, and objectives for, achieving diversity on the Board as well as the effectiveness of the Diversity Policy will be reviewed periodically. Two female directors have been nominated for election to the Board at the Meeting, representing approximately 25% of the Board nominated for election at the Meeting. The Corporation has one female executive officer, representing approximately 14.3% of the current executive officers. The Corporation has not adopted targets (as defined in National Instrument 58-101, Disclosure of Corporate Governance Practices) regarding female representation on the Board and in senior management positions due to the size of the Corporation, and the fact that director and executive officer position searches are infrequent. Golden Star has been and remains committed to diversity and believes that diversity enhances both the quality and effectiveness of the Corporation’s performance and is an important aspect to effective corporate governance.

Term Limits and Retirement

The Diversity Policy also outlines the mechanisms of the Board renewal regarding the directors’ term serving on the Board and the Board’s mandatory retirement age. Directors of the Corporation are eligible to be nominated to serve on the Board until the earlier of such director: (i) serving twelve (12) years on the Board or (ii) reaching the age of seventy-two (72) years old on or before the date of the annual general or special meeting of the shareholders called in respect of the election of directors. On a case-by-case basis, and on the recommendation of the Nominating and Corporate Governance Committee, a director who has reached the term limit or the retirement age as outlined above may be nominated to serve on the Board for up to a maximum of three additional years.

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Recruiting New Directors

The objective of the Corporation is to have a Board whose members each have the required experience, skills, judgment and character to perform effectively and ethically as a Board member and which, as a group, have skills complementary to the Corporation’s business and the environment in which Golden Star operates. Potential Board candidates are identified and selected with reference to these criteria. The process is supervised by the Nominating and Corporate Governance Committee which is responsible for recommending candidates for nomination or re-election, as the case may be, as set out in its charter.

The Nominating and Corporate Governance Committee considers candidates for Board membership who are suggested by members of the committee, other Board members, members of management and shareholders of the Corporation. Once the Nominating and Corporate Governance Committee has identified prospective nominees for directorship, the Board is responsible for selecting such candidates. The Nominating and Corporate Governance Committee seeks to identify director candidates with solid business and other appropriate experience and expertise, having regard for the nature of the Corporation’s business and the current composition of the Board, and commitment to devoting the time and attention necessary to fulfill their duties to the Corporation.

In addition to the factors to be considered pursuant to the Diversity Policy, the Nominating and Corporate Governance Committee’s charter includes general factors to be considered in evaluating a prospective candidate to the Board, which include (i) the extent to which the candidate will enhance the objective of having directors with diverse viewpoints, and (ii) backgrounds, experience, expertise, skills and other demographics of director candidates. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a mix of skills, experience, and knowledge that will assure that the Board can continue to fulfill its responsibilities.

The Nominating and Corporate Governance Committee also considers the independence of directors or potential directors.

Shareholders wishing to recommend a director candidate to serve on the Board may do so by providing written notice to the Chair of the Nominating and Corporate Governance Committee, Golden Star Resources Ltd., 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9. The notice should identify the candidate, provide appropriate biographical and background materials, state the nominating shareholder’s Common Share ownership, and include a written signed statement of the candidate. Assuming that the appropriate information and materials are received in a timely manner, candidates recommended by shareholders will be evaluated against the criteria outlined above. A complete copy of the procedures to be followed by shareholders who wish to recommend director candidates is available on the Corporation’s website at www.gsr.com.

Majority Voting for Board Elections

The Corporation has adopted a written policy requiring that in an uncontested annual general or special meeting of shareholders of the Corporation set for the election of directors, any nominee who does not receive at least a majority (50% + 1 vote) of votes cast “for” his or her election will immediately tender a resignation to the chair of the Board following such meeting of shareholders. The Nominating and Corporate Governance Committee will consider the offer of resignation and, except in special circumstances, will recommend that the Board accept the resignation. The Board will make its decision and announce it in a press release within ninety (90) days following the applicable annual or special meeting of shareholders, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation will not participate in any meeting of the Board to consider whether or not his or her resignation shall be accepted.

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In Camera Sessions

The Board has discussions involving only the independent directors in the absence of management (in-camera sessions) at each regularly scheduled Board meeting. This gives the independent directors the opportunity to raise any matter they believe requires discussion. An in-camera session was held at each Board meeting in 2016.

Board Committees

Golden Star has the following four standing committees: Audit, Compensation, Nominating and Corporate Governance and Corporate Responsibility Committees. The chair of each committee is responsible for ensuring that the committee over which he or she presides properly discharges the obligations imposed by its charter, interfacing with management and making required recommendations to the Board. Charters for each of the committees are available on the Corporation’s website at www.gsr.com.

From time to time, special committees of the Board are formed to provide oversight on particular issues.

Audit Committee

As of March 15, 2017, the Audit Committee is comprised of Messrs. Robert E. Doyle (Chair), Gil Clausen and Tim Baker. Gil Clausen replaced Anu Dhir on the Audit Committee in July 2016. Tim Baker replaced William Yeates on the Audit Committee effective March 15, 2017. See the director profiles under the heading “About the Nominated Directors - Director Profiles” for detailed information about the financial acumen of the Audit Committee members. The Board has determined that Mr. Doyle is an “audit committee financial expert” as defined by the Securities and Exchange Commission (the “SEC”). The Board has determined that, pursuant to National Instrument 52-110 - Audit Committees (“NI 52-110”), each member of the Audit Committee is financially literate and is independent of the Corporation.

The primary duties and responsibilities of the Audit Committee, as set out in its charter, attached as Appendix “A”, are to oversee the financial reporting process, the system of internal control, the audit process, related party transactions, compliance with the Ethics Code, compliance with the Whistleblower Policy and the Corporation’s process for monitoring compliance with laws and regulations.

The Audit Committee is responsible for the appointment, compensation, retention, termination and oversight of the work of the independent auditor. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management and the external auditors. To effectively perform his or her role, each committee member maintains an understanding of the detailed responsibilities of committee membership and the Corporation’s business, operations and risks.

The Audit Committee recommends to the Board for approval the annual and quarterly financial statements, the annual and quarterly reports and certain other documents required by regulatory authorities. The Audit Committee reviews major financial risk exposures and the guidelines, policies and insurance that the Corporation has in place to govern the process of assessing, controlling, managing and reporting such exposures. The Audit Committee met four times in 2016.

Audit Committee Report

The Audit Committee has reviewed and discussed with management of the Corporation the audited financial statements of the Corporation for the fiscal year ended December 31, 2016 (the “Audited Financial Statements”).

The Audit Committee has received a letter from PWC and has discussed with PWC its independence and has considered the compatibility of the non-audit services it provides in the context of PWC’s independence. Furthermore the Audit Committee considered the professional qualifications of PWC and the lead partner, including: their depth of understanding, expertise and capabilities with respect to the Corporation's business, accounting policies and practices and internal control over financial reporting; and the appropriateness of their fees for audit and non-audit services.

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Based on these reviews and discussions, the Audit Committee recommended to the Board that the Audited Financial Statements be included in the Corporation’s Annual Report for the year ended December 31, 2016 for filing with the applicable securities regulatory authorities.

Submitted by the Audit Committee:

Robert E. Doyle, Chair (as of March 15, 2017)

Compensation Committee

As of March 15, 2017, the Compensation Committee is comprised of Messrs. Craig Nelsen (Chair), Robert E. Doyle and Ms. Anu Dhir, each of whom has been determined by the Board to be independent of the Corporation. Robert E. Doyle replaced William Yeates on the Audit Committee effective March 15, 2017. The Compensation Committee, subject to Board approval and as set forth in its charter, supervises the evaluation and determination of compensation of executive officers, sets corporate-wide policy with respect to compensation and benefits, and administers the Stock Option Plan, the Stock Bonus Plan, the DSU Plan, the 2014 PSU Plan, and the SARs Plan (as each term is defined in this Circular), except with respect to grants to non-employee directors. The Compensation Committee is responsible for evaluating and making recommendations to the Board regarding the compensation to be paid to directors. The Compensation Committee also oversees the detailed disclosure requirements regarding executive compensation. The Compensation Committee met four times in 2016.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of Messrs. Robert E. Doyle (Chair), Tim Baker and Ms. Anu Dhir. Each member of the Nominating and Corporate Governance Committee has been determined by the Board to be independent of the Corporation under applicable Canadian securities laws. The Nominating and Corporate Governance Committee, as set forth in its charter, advises and makes recommendations to the Board concerning all corporate governance issues, including: Board and committee jurisdiction, composition and size; adoption and implementation of policies designed to ensure that the Corporation follows best practices in corporate governance; and oversight of compliance with legislation, rules, regulations and guidelines enacted and adopted by applicable governments, securities regulators and stock exchanges. The Nominating and Corporate Governance Committee met three times in 2016.

The Nominating and Corporate Governance Committee annually assesses the effectiveness and contribution of the Board, its committees and individual directors (see the discussion under “Board Assessments”).

The Nominating and Corporate Governance Committee is also responsible for supervising the nomination process including identifying and recommending nominees to the Board for eventual proposal as candidates for election as directors at annual meetings of shareholders.

Corporate Responsibility Committee

The Corporate Responsibility Committee is comprised of Ms. Anu Dhir (Chair) and Messrs. Gil Clausen and Craig Nelsen. The primary function of the Committee is to assist the Board in the furtherance of Golden Star’s commitments to stakeholders to maintain a healthy and safe work place, environmentally sound and responsible resource development, good community relations, and the protection of human rights. Other functions may be added from time to time by the Board.

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The responsibilities of the Corporate Responsibility Committee include: reviewing with management the Corporation’s overall health and safety performance, goals, policies and programs relative to exploration, development and operational matters; making enquiries of management concerning the establishment of appropriate policies, systems, standards and procedures for all technical, development and operating activities, and compliance with applicable laws and standards of corporate conduct; reviewing with management the assessment, reduction and mitigation of technical risk; reviewing with management the risk analysis of any proposed new major exploration, development or operating activity; and reviewing with management the Corporation’s record of performance on community relationships, health, safety and environmental matters, along with any proposed actions based on the record of performance. The Corporate Responsibility Committee met three times in 2016.

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Compensation Governance

Compensation Related Risk Management

The Board provides regular oversight of Golden Star’s risk management practices, and delegates to the Compensation Committee the responsibility to provide risk oversight of Golden Star’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risk taking by members of senior management.

The Compensation Committee and Board considered the implications of the risks associated with Golden Star’s compensation practices and did not identify any risks from Golden Star’s compensation policies or practices that are likely to have a material adverse effect on Golden Star.

The Compensation Committee and Board have concluded that Golden Star has policies and practices to ensure that employees do not have incentives to take inappropriate or excessive risks, including the following:

• Mix of fixed and variable compensation, and an appropriate weighting of share-based compensation

• Equity ownership policy for directors and officers

• Quantitative company-wide metrics are used to determine the amount of awards to Named Executive Officers pursuant to Golden Star’s annual incentive plan

• The Board and Compensation Committee have discretion to determine the amount, if any, of awards pursuant to Golden Star’s annual incentive programs and to adjust the payout to take into account risk

• Golden Star has a mix of relative and absolute targets in its compensation plans, as the performance share units issued pursuant to the 2014 PSU Plan (as defined below) vest based on relative total shareholder return

• The Corporation makes annual awards of share-based compensation with overlapping vesting periods to retain management and provide continual share-based exposure to the risks management undertakes

• Annual incentive awards are based on the key performance indicators of the Corporation

 What We Do
75% of equity compensation awarded in 2016 was contingent on performance
75% of CEO pay is at risk
use an appropriate peer group and benchmark pay to the median use a balanced scorecard for annual incentive awards
set challenging performance goals which are thoroughly disclosed have director and executive share ownership requirements
have a clawback and prohibit hedging of shares and equity incentives have an independent compensation committee and an independent consultant

What we don’t do
Provide guaranteed or discretionary payments
Provide loans to directors or officers
Provide excessive severance or supplemental pension benefits

Provide excessive perks

•	Annual incentive awards are not determined until the completion of the audit of Golden Star’s consolidated annual financial statements by Golden Star’s independent auditor

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•	Golden Star prohibits hedging and restricts pledging of the Common Shares and share-based incentives held by directors and officers
•	Golden Star has an organizational culture of prudent risk-taking
•	There is a comprehensive Business Conduct Policy, Ethics Code and Whistleblower Policy that encourages reporting of imprudent corporate behavior
•	The Compensation Committee is comprised entirely of independent directors and retains an independent compensation consultant to assist it in its review of compensation
•	As of March 15, 2017, Robert E. Doyle is a member of the Compensation Committee, and the Chair of the Audit Committee, providing the Compensation Committee with an in depth understanding of Golden Star’s enterprise risks when making its decisions in respect of compensation

Independent Advice

In 2016, the Compensation Committee retained Meridian Compensation Partners to provide independent advice to the Committee. Meridian Compensation Partners does not provide any services to management. In 2016 Golden Star paid fees of $43,249 (plus taxes and expenses) to Meridian Compensation Partners.

The Compensation Committee has sole authority to retain and terminate any compensation consultant to be used to assist it in the evaluation of executive officer compensation. The Compensation Committee has sole authority to approve such consultants’ fees and retention terms and to obtain advice and assistance from internal or external legal, accounting or other advisors.

Based on information which is publicly available and which is provided by independent consultants, the Compensation Committee exercises its business judgment in setting base salaries and incentive compensation levels for executive officers.

In determining compensation, the Board and the Compensation Committee also evaluate each executive officer’s level of responsibility and experience as well as company-wide performance. An executive officer’s success in achieving business results, promoting core values, improving health and safety and demonstrating leadership are also taken into account when reviewing base salaries.

Director Compensation

Approach to Director Compensation

Golden Star pays director compensation to attract and retain directors of the quality and with the skills required to oversee Golden Star’s business, taking into account our international operations and the complexity of our business. We compensate directors for their risk, responsibility and preparation, on the basis that they devote time and attention to Golden Star year round and to reflect their fiduciary oversight and effectiveness. Our directors oversee the Corporation’s business and affairs on behalf of shareholders and in the best interests of the corporation. Our directors may elect to receive all or a portion of their director compensation in the form of deferred share units (“DSUs”) under the Corporation’s DSU Plan (as defined below). DSUs may be redeemed for cash, Common Shares or a combination of both. See “Equity Compensation Plan Information - Deferred Share Unit Plan” for a summary of the DSU Plan.

The Corporation’s Stock Option Plan provides for discretionary grants of stock options to directors. Such grants may be made upon a director’s appointment or from time to time thereafter. See “Equity Compensation Plan Information - Stock Option Plan” for a summary of the Stock Option Plan.

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Director Share Ownership

Our directors are required to own three times their cash retainer in Common Shares or DSUs. Our directors have 5 years to achieve their share ownership requirement. Directors must elect to take 25% of their annual retainer in the form of DSUs until the target ownership level is met.

Fees and Retainers

The Board agreed to a 20% reduction in the director cash retainers, effective January 1, 2016 in recognition of the low gold price and cash position of the Corporation.

Our director compensation is comprised of a director cash retainer:

•	$136,000 for the Chairman (formerly $170,000); and
•	$88,000 for the other non-executive directors (formerly $110,000).

Plus Committee Chair cash retainers:

•	$20,000 for the Chair of the Audit Committee;
•	$10,000 for the Chair of the Nominating and Corporate Governance Committee;
•	$10,000 for the Chair of the Corporate Responsibility Committee; and
•	$10,000 for the Chair of the Compensation Committee.

Directors are also reimbursed for transportation and other out-of-pocket expenses reasonably incurred for attendance at Board and committee meetings and in connection with the performance of their duties as directors.

Details of 2016 Director Compensation

Director Compensation Table

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of the Corporation’s non-executive directors during the fiscal year ended December 31, 2016.

Director Name	Directors Committee Fees Paid in Cash ($)	Stock Awards ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation (including DSUs) ($)[2]	Total ($)
Tim Baker[3]	68,000	-	30,734.25	-	68,000	166,734.25
Gilmour Clausen[4]	29,951	-	45,575.50	-	9,984	85,510.50
Anu Dhir[5]	76,000	-	20,489.50	-	22,000	118,489.50
Robert E. Doyle[6]	10,000	-	20,489.50	-	88,000	118,489.50
Tony Jensen[7]	-	-	20,489.50	-	88,000	108,489.50
Craig Nelsen[8]	98,000	-	20,489.50	-	-	118,489.50
William L. Yeates[9]	78,960	-	20,489.50	-	29,040	128,489.50
1.	Each non-executive director of the Corporation other than Gilmour Clauson received a one-time grant of stock options on May 9, 2016 in recognition of the Board’s increased workload during the first half of 2016. Mr. Clausen received a one-time grant of 100,000 stock options on August 2, 2016 in connection with his appointment to the Board. This amount represents the fair value of stock options on the date of grant, calculated using the Black Scholes model.
2.	This represents compensation taken in DSUs for services provided in 2016, which included DSUs granted on January 15, 2017 for services performed during the fourth quarter of 2016. The amounts are based on the grant date fair value that is calculated using the volume-weighted average trading price of the Common Shares on the NYSE MKT for the 20 days immediately preceding the award date.

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3.	Mr. Baker received cash payment of $68,000 and grants of approximately 101,737 DSUs and 75,000 stock options as director compensation for 2016.
4.	Mr. Clausen received a cash payment of $29,951 and grants of approximately 13,227 DSUs and 100,000 stock options as director compensation for 2016.
5.	Ms. Dhir received cash payment of $76,000 and grants of approximately 32,915 DSUs and 50,000 stock options as director compensation for 2016.
6.	Mr. Doyle received cash payment of $10,000 and grants of approximately 131,660 DSUs and 50,000 stock options as director compensation for 2016.
7.	Mr. Jensen received grants of approximately 131,660 DSUs and 50,000 stock options as director compensation for 2016.
8.	Mr. Nelsen received cash payment of $98,000 and 50,000 stock options as director compensation for 2016.
9.	Mr. Yeates received cash payment of $78,960 and grants of approximately 43,448 DSUs and 50,000 stock options as director compensation for 2016.

Director Equity Plan Awards

Outstanding Share-Based Awards and Option Based Awards as at December 31, 2016

The following table sets out all share-based awards and option-based awards held by directors of the Corporation and outstanding as at the end of the Corporation’s most recently completed financial year.

	Option Based Awards					Share Based Awards[1]
Name*	Grant date	Number of unexercised stock options/ SARs (#)	Option /SARs exercise price (CAD$)	Option / SARs expiry date	Value of unexercised in-the-money options/SARs (CAD$)[2]	Number of shares or units of shares that have not vested	Market or payout value of share -based awards that have not vested ($)[3]	Market or payout value of vested share -based awards not paid out or distributed ($)
Anu Dhir	Options
	Feb 24, 2014	100,000	0.87	Feb 24, 2024	12,000
	May 9, 2016	50,000	0.87	May 9, 2021	6,000
						DSUs
						465,984	349,488	-
Tim Baker	Options
	Jan 1, 2013	500,000	1.84	Jan 1, 2023	-
	May 9, 2016	75,000	0.87	May 9, 2021	9,000
						DSUs
						1,399,411	1,049,558	-
Gilmour Clausen	Options
	Aug 2, 2016	100,000	1.03	Aug 2, 2026	-
						DSUs
						5,716	4,287	-
Robert E. Doyle	Options
	Feb 2, 2010	100,000	3.19	Feb 2, 2020	-
	May 9, 2016	50,000	0.87	May 9, 2021	6,000
						DSUs
						1,155,624	886,718	-
Tony A. Jensen	Options
	June 13, 2012	100,000	1.25	June 13, 2022	-
	May 9, 2016	50,000	0.87	May 9, 2021	6,000
						DSUs
						1,099,294	824,471	-

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	Option Based Awards					Share Based Awards[1]
Name*	Grant date	Number of unexercised stock options/ SARs (#)	Option /SARs exercise price (CAD$)	Option / SARs expiry date	Value of unexercised in-the-money options/SARs (CAD$)[2]	Number of shares or units of shares that have not vested	Market or payout value of share -based awards that have not vested ($)[3]	Market or payout value of vested share -based awards not paid out or distributed ($)
Craig Nelsen	Options
	May 25, 2011	100,000	2.59	May 25, 2021	-
	May 9, 2016	50,000	0.87	May 9, 2021	6,000
						DSUs
						286,447	214,835	-
William L. Yeates	Options
	Oct 4, 2011	100,000	1.78	Oct 4, 2021	-
	May 9, 2016	50,000	0.87	May 9, 2021	6,000
						DSUs
						384,525	288,394	-
1.	This represents deferred share units granted to directors on the Board to December 31, 2016 and does not include grants on January 15, 2017 for services performed in the fourth quarter of 2016.
2.	Stock options are valued based on TSX closing price on December 30, 2016 of CAD$0.99.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested during the Corporation’s most recently completed financial year in respect of option-based awards, share-based awards and non-equity incentive plan compensation for directors of the Corporation.

Name	Option-based awards-Value vested during the year ($)	Share-based awards-Value vested during the year ($)2	Non-equity incentive plan compensation - Value earned during the year ($)
Tim Baker	-	68,000	-
Gilmour Clausen	-	9,984	-
Anu Dhir	-	22,000	-
Robert E. Doyle	-	88,000	-
Tony A. Jensen	-	88,000	-
Craig Nelsen	-	-	-
William L. Yeates	-	29,040	-
1.	Information concerning Mr. Coetzer and Mr. Owiredu has been provided in the table concerning executive compensation.
2.	This amount represents compensation taken in Deferred Share Units for service performed during 2016. The grant date fair value is based on the volume weighted average trading price of the Common Shares on the NYSE MKT for the 20 days immediately preceding the award date.

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Executive Compensation

Message to Shareholders

Dear Fellow Shareholder,

On behalf of the Compensation Committee, I wanted to provide some additional insight into Golden Star’s approach to executive compensation.

Commitment to Pay for Performance

The Board is committed to paying executives for performance. Pay is linked to both the execution of our business plan and to our commitment to deliver strong returns to shareholders. Most of our executives’ compensation is at risk and depends on short and long-term performance against key metrics and our share price. This year, the long term incentive plan for our named executive officers (“NEOs”) returned to a more usual weighting, being delivered 50% in options and 50% in (2017) PSUs (contingent on shareholders approving the 2017 PRSU Plan at the Meeting) to vest at the end of three years based on total shareholder return relative to a peer group of gold companies. This provides a balance of absolute and relative performance and strong alignment with the interests of our shareholders.

2016 Corporation Performance

The gold market continued to be volatile in 2016, rising from $1,105 per ounce at the start of the year, peaking at $1,361 per ounce in June and then closing the year at $1,151 per ounce. Despite the uncertain conditions, our average realized gold price strengthened in 2016 to $1,211 per ounce, compared to $1,151 per ounce in 2015, and our total shareholder return for 2016 was excellent. Our performance relative to the gold companies selected as our peer group for the performance share unit plan of the Corporation effective January 1, 2014 (the “2014 PSU Plan”) was also very strong, at the 90th percentile. The Corporation remained focused throughout the year on delivering on the strategy announced in mid-2013 and has continued to be relentless in its approach. The focus remains on being a high margin, low-cost gold producer and we continue to make strong progress towards this goal. The positive impact of our approach was demonstrated in our financial and operational results for the year, where we achieved our guidance on all metrics. The result of our approach is also apparent in the performance of our share price, which appreciated by approximately 330% during 2016.

The Corporation had a number of significant accomplishments in 2016 as we continued to develop as a high grade, low cost producer:

•	2016 full year guidance achieved on all metrics, including gold production, cash operating cost per ounce, All-In Sustaining Cost per ounce and capital expenditures.
•	Construction of the Wassa Underground Gold Mine completed on time and on budget, with commercial production achieved on January 1, 2017.
•	Significant progress made with the development of the Prestea Underground Gold Mine, with commercial production on track to be declared in mid-2017.
•	Gold production from the Prestea Open Pits of 89,673 ounces, which surpassed the top end of our original guidance range by almost 30%. The life of the operation has also been extended by over a year.
•	Significant improvement to cash operating cost per ounce and All-In Sustaining Cost per ounce in 2016 compared to 2015, as a result of the closure of the refractory operation. Operating costs are expected to decrease further in coming years as the high grade ore from the two underground mines contributes more significantly to production.

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•	Corporate Responsibility teams at both operations performed very well, as evidenced by the receipt of the necessary permits at both operations in a timely manner.
•	Golden Star was recognized by the Ghana Mining Industry Awards and Minerals Commission at annual awards ceremonies, winning awards for health & safety and first aid.

The year also had some disappointments:

•	Production from the Wassa Main Pit was lower than expected and Golden Star has implemented changes to ensure stronger production going forwards.
•	Three lost time injuries (LTIs) occurred at Wassa and one at Prestea. We are committed to working safely and to continual improvement, so a consultant was engaged to work with the underground teams to develop and subsequently implement an underground safety management system.
•	Mineral Reserves and Mineral Resources decreased slightly during the year as a result of mining depletion. This also reflected the Corporation’s lack of investment in exploration during 2016 due to the focus on the construction of the two underground mines. Golden Star expects its focus to return to exploration in 2017.

2016 Compensation Decisions

Golden Star’s performance relative to our performance peers was very strong. Our total shareholder return was above the 75th percentile. As such, the (2014) PSUs (as defined below) awarded in 2014 paid out on the basis of a 170% performance factor. For our 2016 annual incentive plan, the Compensation Committee assessed performance relative to the balanced scorecard metrics. The result of our strong and focused pay for performance structure was demonstrated as the 2016 annual incentives were paid below target. The overall corporate rating was 73% of target. Based on strong achievement of their key performance indicators, the NEO’s individual performance was assessed as being from 100% to 120%.

The stretch and performance alignment of our annual incentive is demonstrated in the chart below which shows a five year history of the annual incentive payout levels for the CEO, relative to target.

Long term incentives were awarded to our NEOs in 2016 with 25% in options and 75% in (2014) PSUs that vest based on the achievement of total shareholder return relative to a peer group of gold companies. The long term incentive provides strong alignment with shareholders and rewards our executives only if they achieve both an increase in share price and outperform other gold companies.

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2016 CEO Compensation

Corporate performance remains the single biggest factor in the Board’s decisions on pay for Golden Star’s CEO and senior officers. At target performance, 25% of the CEO’s compensation is base salary and the remaining 75% is at-risk compensation. 25% of the CEO’s target compensation is in the form of an annual incentive with 50% in long term, at risk, share-based compensation.

We believe that our compensation structure effectively aligns compensation with executive performance and shareholder interests. This is evidenced by the chart below which compares the value of compensation for our CEO disclosed on the summary compensation table, with the realizable value (taking share price into account as at December 31, 2016) over the last five years.

The CEO’s base salary was not increased for 2016 as we complete our development projects and meet internal objectives. The annual incentive awarded to the CEO for 2016 was US$411,375, with a corporate performance rating of 73%, and an individual performance rating of 120%.

I hope this brief overview has given you more insight to our approach to executive compensation and how it is linked to performance and the long-term interests of Golden Star and our shareholders.

Sincerely,

Craig Nelsen

Compensation Discussion and Analysis

Compensation Philosophy

The Corporation’s executive compensation philosophy reflects the following principles.

•	Compensation should be related to performance - A significant portion of our NEOs’ compensation should be based on corporate, individual and business unit performance. During periods when performance meets or exceeds the established objectives, NEOs should be paid at or above target levels. When performance does not meet established objectives, incentive award payments, if any, should be lower.

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•	Compensation at risk should represent a significant percentage of an NEO’s total compensation, NEO’s short-term incentives are based on operating and financial performance against budget, and their long-term incentives are measured against total shareholder return relative to a selected peer-group of mining companies and on our share price.
•	Compensation levels should be competitive - A competitive compensation program is vital to the Corporation’s ability to attract and retain qualified senior executives. The Corporation regularly assesses peer group compensation to ensure that the compensation program is competitive. We target compensation relative to the median of our peer group.

Oversight of Executive Compensation Program

The Compensation Committee oversees the compensation of the NEOs (see page 41 for a list of our NEOs for 2016).

In determining the CEO’s compensation, the Compensation Committee annually evaluates the CEO’s performance and considers the Corporation’s performance and shareholder return relative to Golden Star’s peers, the compensation of chief executive officers at comparable companies and, with input from the CEO and the Compensation Committee’s independent consultant, other relevant factors. In determining the compensation of the other NEOs, the Compensation Committee considers the CEO’s evaluation of each individual’s performance, recommendations by the CEO, the Corporation’s overall performance, and comparable compensation paid to similarly situated officers in peer companies.

The Compensation Committee determines any annual incentives to be awarded to the CEO and the other NEOs based on a combination of the Corporation’s performance for the year and the achievement of both corporate and individual key performance indicators established by the Compensation Committee with input from the CEO, as of the commencement of the year.

The Compensation Committee reviews compensation elements for each NEO on an annual basis. In each case, the Compensation Committee takes into account the scope of responsibilities and experience, and balances these against competitive compensation levels.

The CEO presents to the Compensation Committee his evaluation of each NEO, which includes a review of contribution and performance over the past year, strengths, weaknesses, development plans and succession potential. The Compensation Committee members also have the opportunity to interface with the NEOs during the year.

Comparator Group

With advice from Meridian Compensation Partners, its independent compensation consultant, Golden Star developed a comparator group taking into account direct competitors for talent, especially for industry specific roles. The comparator group is comprised of publicly traded Canadian organizations that are direct business competitors of Golden Star and which range in size (based primarily on asset size) of roughly between ⅓× to 3× Golden Star’s assets, with revenue used as a secondary screen. Golden Star is positioned somewhat below the median of the comparator group in terms of assets and above the median of the group in terms of revenue. The companies comprising the comparator group are as follows:

Gold Companies	Diversified Metals & Mining	Precious Metals & Minerals
Alamos Gold Inc.	Nevsun Resources Ltd.	Americas Silver Corp.
Aura Minerals Inc.	Taseko Mines Ltd.	Endeavour Silver Corp.
B2Gold Corp.		First Majestic Silver Corp.
Endeavour Mining Corp.		North American Palladium
Orvana Minerals Corp.		Pan American Silver Corp.
Primero Mining Corp.		Silver Standard Resources Inc.
Richmont Mines Inc.
Teranga Gold Corp.
Timmins Gold Corp.
Wesdome Gold Mines

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Pay Positioning

Golden Star generally positions pay competitive to the median of the comparator group. Given the ongoing challenges and reduced margins, for a fourth consecutive year no increases to base salary were awarded.

Named Executive Officers

In 2016 the Corporation’s NEOs were:

•	Samuel T. Coetzer, President and Chief Executive Officer
•	Daniel Owiredu, Executive Vice President and Chief Operating Officer
•	P. André van Niekerk, Executive Vice President and Chief Financial Officer
•	Dr. Martin Raffield, Senior Vice President, Project Development and Technical Services
•	S. Mitchel Wasel, Vice President Exploration

Compensation Components

The components of Golden Star’s executive compensation program are base salary, annual incentive, long-term incentive and benefits as described below.

Component	Form of Compensation	Applies To	Performance Period	Determined By Purpose
Base Salary	Cash	All employees	1 year	NEO base salaries are determined by evaluating the scope of the NEO’s role, the NEO’s performance, general economic conditions and marketplace compensation trends.
Annual Incentive	Cash	Eligible employees	1 year	The annual incentive provides each NEO with the opportunity to earn a bonus based on the achievement of specific measurable company-wide and individual performance goals.
Long Term Incentives	Share based	Senior Management	3-10 years	The LTIP provides NEOs with long-term incentive award opportunities that are aligned with longer term share price performance. Long term incentives are provided in the form of options, (2014) PSUs and/or Share Units.
Benefits	N/A	All eligible employees	1 year	The Corporation offers health and welfare programs to all employees, a group registered retirement savings plan for Canadian employees and a 401(k) savings program to all eligible U.S. based employees. The NEOs generally are eligible for the same benefit programs on the same basis as the rest of the managerial workforce, if applicable. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle.

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Compensation Mix

For the executive group, the target compensation mix and levels of pay at risk in 2016 were as follows:1

Annual Incentive Plan

Incentive bonuses are paid based on performance. The Compensation Committee approves a market competitive target incentive level as a percentage of the base salary earned during the incentive period for each NEO.

For 2016, the annual incentive was targeted at 60% to 100% of base salary, depending on the position of the NEO. Payouts can range from zero, if performance targets were not achieved, to 200% of target payout if results significantly exceed planned performance. 2016 annual incentive targets and objectives were determined based on a combination of achievement of corporate performance objectives and achievement of individual performance measures.

The annual incentive plan targets, metrics and weightings for 2016 were as follows:

	Weighting	Metric
Corporate (80%)	30% Gold Sales	• 25% Wassa Open Pit Production • 25% Wassa Underground Production • 50% Prestea Production
	30% Direct Operating Cost/Ounce	• 50% Direct cost/ounce (Wassa) • 50% Direct cost/ounce (Prestea)
	20%	• Free Cash Flow
Individual (20%)	Specific measurable individual performance targets set at the start of the year for each NEO.

The 2016 corporate objectives were defined in the 2016 operating plan and budget.

Long Term Incentive Plan

The LTIP is designed to strengthen the alignment between executive compensation and the long-term value of the Corporation’s share price. Awards are set as a percentage of salary and are typically provided 50% as options awarded pursuant to the Stock Option Plan (described in detail on page 57) and 50% as performance share units (“(2014) PSUs”) awarded pursuant to the 2014 PSU Plan (described in detail on page 59) that vest based on relative total shareholder return. Restricted share units (“(2014) RSUs”) may also be awarded pursuant to the 2014 PSU Plan. If the 2017 PRSU Plan is approved by shareholders at the Meeting, the Corporation plans to award Share Units pursuant to the 2017 PRSU Plan in lieu of (2014) PSUs or (2014) RSUs. In 2014 and 2015, LTIP awards were provided 75% as (2014) PSUs and 25% as options. In 2017, the Corporation provided LTIP 50% as options and 50% as (2017) PSUs (contingent on shareholders approving the 2017 PRSU Plan at the Meeting). This mix of options and (2017) PSUs rewards increase in share price and industry out performance.

[1]	AIP means Annual Incentive Plan.

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Previous awards and grants, whether vested or unvested, have no impact on the current year’s awards and grants.

Stock options and SARs have no value unless the price of the Common Shares increases above the exercise price which links a portion of executive compensation directly to shareholders’ interests by providing an incentive to increase the market price of the shares. (2014) PSUs and (2017) PSUs cliff vest at the end of a 3-year performance period based on performance using the adjustment factor set out below:

Relative Performance	Adjustment Factor
Less than the 35th percentile	0
35th percentile	50%
50th percentile	100%
75th percentile	150%
90th percentile or greater	200%

The performance peer group is comprised of:

Agnico Eagle Mines Ltd.	Kinross Gold Corporation
B2Gold Corp.	Luna Gold Corp.
Barrick Gold Corp.	New Gold Inc.
Caledonia Mining Corp.	Primero Mining Corp.
Eldorado Gold Corp.	Semafo Inc.
Endeavour Mining Corp.	Teranga Gold Corp.
Goldcorp Inc.	Timmins Gold Corp.
IAMGOLD Corp.	Yamana Gold Inc.

The performance peer group used for the (2014) PSUs and (2017) PSUs is different than the peer group used for compensation benchmarking. In developing the compensation peer group, asset size of the peer companies is critical in selecting the companies in the group, while the particular mineral extracted is less critical. For the performance peer group, in order for (2014) PSUs and (2017) PSUs to vest based on relative out-performance, it is critical that the total shareholder return of the companies in the peer group correlated with gold price. Accordingly, all the companies in the performance peer group are gold mining companies. Note Alamos Gold and AuRico Gold completed an amalgamation in July 2015. Former Alamos and former AuRico shares were delisted from the TSX and NYSE MKT, and Alamos commenced trading that same day. Given the delisting, and for Alamos lack of accurate adjusted share prices pre-July 2015, both companies were excluded from the group for purposes of the TSR calculations for the 2014 award. Lake Shore Gold was also excluded from the TSR calculations as the company was acquired and delisted by Tahoe.

Benefits

The Corporation’s health and welfare programs include medical, wellness, pharmacy, dental, vision, life insurance, and accidental death and disability. Coverage under the life and accidental death and disability programs offer benefit amounts specific to each NEO. Premiums for supplemental life insurance are paid by the Corporation on behalf of all NEOs.

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Following the relocation of its head office to Toronto, the Corporation maintains a group registered retirement savings plan (“RRSP”) for its Canadian employees, including Canadian based NEOs. Golden Star matches up to 3% of employee contributions to the RRSP, and provides a contribution gift of 3% directly to the RRSP. In 2016, Golden Star topped up the RRSP for each employee by contributing 6% of the amount of the annual incentive for the employee (contributions limited to the annual maximum allowed by the Income Tax Act (Canada)).

The 401(k) savings plan is intended to supplement the employee’s personal savings and social security. The Corporation adopted the 401(k) savings plan to enable employees to save for retirement through a tax-advantaged combination of employee and Corporation contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. All U.S. based employees are eligible to participate in the 401(k) savings plan. The Corporation provided a matching contribution to the 401(k) savings plan for each eligible employee equal to the first 6%.

The Compensation Committee annually reviews the benefits provided to NEOs to determine if changes are appropriate.

Changes for 2016

No increases were made to NEO compensation and no significant changes were made to our compensation programs for 2016, except long term incentive awards made in 2016 were made 25% in the form of options and 75% in the form of (2014) PSUs in order to manage shareholder dilution and strengthen alignment with shareholders, taking into account Golden Star’s share price.

Share Ownership Requirements

We have share ownership requirements for our executive officers and directors as follows:

Participant	Target Ownership Level
CEO	3 times base salary
Other Named Executive Officers upon recommendation by the CEO, as approved by the Compensation Committee	1 times base salary
Other Executives, as determined by the CEO	0.5 times base salary
Outside Directors	3 times annual retainer

Common Shares, DSUs and any other fully vested share awards (excluding options, share appreciation rights and similar leveraged awards) are counted towards share ownership requirements and are valued at the higher of value at the time of award or acquisition and current market value.

We have a “hold until met” requirement. Executives must retain their Common Shares, and invest 50% of the after tax value of (2014) PSU and (2017) PSU (contingent on shareholders approving the 2017 PRSU Plan at the Meeting) redemption and option exercises in Common Shares until the target ownership level is met. Directors must elect to take at least 25% of their annual retainer in the form of DSUs until the target ownership level is met.

Our directors and executives are expected to fulfill their ownership requirements within five years of becoming subject to the share ownership policy.

Compensation Clawback

Our Code of Conduct includes a compensation clawback. The Compensation Committee will require employees, officers and directors to reimburse, in all appropriate cases, any bonus, short-term incentive award or amount, or long-term incentive award or amount awarded to the employee, officer or director and any non-vested equity-based awards previously granted to the employee, officer or director (collectively “Incentive Compensation”) if: (a) the amount of the Incentive Compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement or the correction of a material error, (b) the employee, officer or director engaged in intentional misconduct that caused or partially caused the need for the restatement or caused or partially caused the material error, and (c) the amount of the Incentive Compensation that would have been awarded to the employee, officer or director, if the financial results had been properly reported and amount actually awarded would have been lower.

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Hedging Prohibition and Pledging Restriction

Directors and officers are prohibited from engaging in hedging, speculative, short selling and similar transactions of any kind respecting Common Shares or shared based compensation. Our directors and officers are also prohibited from holding Golden Star securities in a margin account or pledging them as security for a loan.

2016 Performance and Compensation

The 2016 corporate performance objectives and the performance results applicable to each NEO are provided in the table below. A substantial portion of each NEO’s compensation is linked directly to the Corporation’s performance.

Operational targets (production and costs) are based on realistic performance expectations linked to the strategic business plan. Targets are established with threshold, target and maximum performance levels and associated payouts and safety is a key metric in the operational short term incentive plans which roll up to the executive level. All annual targets are reviewed and set by the Board during the December and February Board meetings. Free cash flow targets are based on gold price assumptions set in the prior year and free cash flow actual results are based on gold price achieved on ounces sold.

Corporate targets are set by the Board during the review of the strategic business plan and are based on the budget which is a part of the strategic business plan. This ensures that performance metrics and targets align with the strategic direction of the Corporation. Targets take into account accepted engineering principles based on the mine plan generated from the reserve statement and require continuous improvements through anticipated productivity gains and capital spent in prior years.

2016 Corporate Performance Objectives		2016 Target Payout Range			2016 Results
Performance Metric	Weighting	Minimum (30%)	Target (100%)	Maximum (200%)	Performance	Payout percentage
Gold production
Prestea operation - Annual Production (oz)[1]	15%	61,593	68,436	78,702	89,673	30%
Wassa Main Pit Annual Production[2]	7.5%	96,700	107,444	123,561	93,319	4%
Wassa Underground - Annual Production (oz)[3]	7.5%	23,051	25,612	29,454	11,062	0%
Direct Operating Costs
Prestea Direct Operating Costs per ounce ($/oz)[4]	15%	$963	$875	$744	$814	22%
Wassa - Direct Operating Costs per ounce($/oz.)[5]	15%	$904	$822	$699	$997	2%

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Free Cash Flow
Free Cash Flow (in thousands)[6]	20%	$(24,155)	$(11,451)	$13,958	$(33,244)	0%
Total Result:						73% performance factor (being 58.3%/80%)
1.	Production is measured on a quarterly basis. Prestea achieved its maximum target every quarter.
2.	Production is measured on a quarterly basis. Wassa Surface met its production threshold two of the four quarters.
3.	Production is measured on a quarterly basis. Wassa Underground did not meet its production target for any of the quarters during 2016.
4.	Direct operating cost per ounce represents the cash mining operations cost incurred by the operation excluding adjustments for the build-up or drawdown of metals inventory divided by ounces produced. The Prestea operation's direct operating costs per ounce were lower than threshold every quarter in 2016.
5.	Direct operating cost per ounce represents the cash mining operations cost incurred by the operation excluding adjustments for the build-up or drawdown of metals inventory divided by ounces produced. Wassa's direct operating cost per ounce was slightly lower than the threshold in the first quarter during the year and higher than threshold in the final three quarters of 2016.
6.	As a result of significant payments to suppliers in 2016, which reduced the working capital deficit, the Corporation did not meet its free cash flow target.

As reflected in the table above, the corporate performance factor was 73% (a score of 58.3 based on the 80% corporate performance weighting) in 2016. Bonuses were determined to be paid to each of these NEOs based on this percentage and the individual performance of each NEO.

In assessing individual performance ratings for the NEOs, the Compensation Committee and the CEO determined the payout range, taking into account the Corporation’s total shareholder return for 2016.

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2016 Compensation Details

Named Executive Officer Compensation

Samuel T. Coetzer, President and Chief Executive Officer Resident of: Toronto, Ontario, Canada Officer Since: 2011 Age: 56

Mr. Coetzer’s detailed biography and shareholdings are set out in his director profile.

2016 Accomplishments:

• 2016 full year consolidated guidance achieved on all metrics of gold production, cash operating cost per ounce, All-In Sustaining Cost per ounce and capital expenditures.

• Further major milestones achieved in order for Golden Star to transition from being a partially refractory gold producer to a solely non-refractory gold producer.

• Balance sheet strengthened through debt and equity transactions and the Corporation’s overall financial position improved, while maintaining strict controls on Accounts Payable and capital expenditures.

• The Wassa Underground Gold Mine achieved commercial production in January 2017, following the completion of construction at the end of 2016.

• Development of the Prestea Underground Gold Mine advanced, as planned.

• Production from Prestea Open Pits exceeded the top end of the original production guidance range by 28% and cash operating costs were significantly lower than expected.

• Enterprise Risk Management principles embedded in life of mine plans.

• Opportunities identified at Prestea Underground and the Prestea Open Pits, allowing for capital efficiencies to be improved.

• Strong focus maintained on strengthening of social licence in Golden Star’s host communities.

• Increased institutional shareholder base significantly, with a number of high quality US, Canadian and European funds joining Golden Star’s register.

• Share price appreciated by approximately 330% during 2016.

2016 individual performance rating of 120%.

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Daniel Owiredu, Executive Vice President and Chief Operating Officer Resident of: Accra, Ghana Officer Since: 2006 Age: 59

Mr. Owiredu’s detailed biography and shareholdings are set out in his director profile.

2016 Accomplishments:

• 2016 full year consolidated guidance achieved on all metrics of gold production, cash operating cost per ounce, All-In Sustaining Cost per ounce and capital expenditures.

• Strategic milestones executed to enhance the transformation of Golden Star’s operations, which were key to ensuring the successful commencement of production from the Corporation’s two new underground mines.

• Strong leadership provided to the construction teams responsible for the two new underground mines.

• Measures implemented to further reduce cash operating costs per ounce, resulting in an 11% decrease compared to 2015 to $872, continuing the downward trend on mine operating expenses.

• Relationship with Ghanaian government and local communities strengthened through strong representation at national and local levels.

• Safety milestones achieved and the mine site teams continue to receive recognition at national health and safety competitions.

• Various mandates advanced including Women in Mining, as indicated in the Corporation’s Corporate Social Responsibility Report.

• Permitting acquired for all projects, as required, through successful engagement with communities, government and other stakeholders.

2016 individual performance rating of 113%.

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Mr. André van Niekerk, Executive Vice President and Chief Financial Officer Resident of: Toronto, Ontario, Canada Officer Since: April 2014 Age: 40

André van Niekerk joined Golden Star in 2006. André spent almost five years in Ghana as the Head of Finance and Business Operations, after which he was transferred back to the corporate office to take the role of Vice-President & Controller.  André was appointed to the role of Executive Vice President and Chief Financial Officer in April 2014. While based in Ghana, André was Vice Chairman of the Ghanaian Chamber of Mines Energy Committee and a member of the Chamber of Mines Finance Committee. Prior to joining Golden Star, André spent six years with KPMG LLP serving clients in the mining and oil and gas industries.

2016 Accomplishments:

• Restructuring of Golden Star’s balance sheet achieved through the successful completion of debt and equity transactions with a total value of approximately $115 million.

• Key controls developed and implemented to ensure all spending on capital projects are appropriately approved, tracked and reported.

Enterprise Risk Management systems embedded in the organization.

• Corporate governance practices in the Corporation enhanced.

• Corporate general and administrative expenses reduced through optimal cost management and utilization of external resources for corporate requirements.

• Increased institutional shareholder base significantly, with a number of high quality US, Canadian and European funds joining Golden Star’s register.

• Share price appreciated by approximately 330% during 2016.

2016 individual performance rating of 115%

Shareholdings as at December 31, 2016:

Mr. van Niekerk owned 27,000 Common Shares, 847,142 options, 1,237,611 (2014) performance share units and 103,304 deferred share units.  He satisfies the share ownership guidelines.

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Dr. Martin Raffield, Senior Vice-President, Operations, Project Development and Technical Services Resident of: Bogoso, Western Region, Ghana Officer Since: 2011 Age: 48

Martin Raffield joined Golden Star in August 2011 as Senior Vice President, Technical Services. Previously from 2007, he worked as Principal Consultant and Practice Leader for SRK Consulting (US) Ltd in Denver. Dr. Raffield started his career in 1992 in South Africa working in geotechnical engineering at a number of deep level gold mines for Johannesburg Consolidated Investments. In 2000, he relocated to Canada with Placer Dome and held the positions of Chief Engineer and Mine Superintendent at their Campbell Mine. Dr. Raffield moved to Breakwater Resources’ Myra Falls Operation in 2006 and held the position of Manager of Mining until moving to SRK in 2007. Dr. Raffield has a Ph.D. in geotechnical engineering from the University of Wales and is a Professional Engineer registered in Ontario, Canada.

2016 Accomplishments:

•     Key milestones achieved for the development of the Wassa and Prestea Underground Gold Mines.

• Leadership provided for the development of the Prestea Underground Gold Mine.

• World class management systems introduced and a new culture embedded at Prestea Underground.

• Stringent procedures introduced for the management of capital spending for both underground mines, with the goal of delivering them on time and on budget.

• 2017 plans for Wassa processing and open pit mining defined.

• Mineral Reserve statements and the life of mine plans for the corporation delivered and strategic life of mine plan for the corporation enhanced.

• Underground safety management system for both underground operations implemented, providing a significant focus on coaching and mentoring.

• Technical Services teams restructured and support and leadership provided to local management to ensure guidance was achieved and plans were stress-tested.

2016 individual performance rating of 101%

Shareholdings as at December 31, 2016:

Dr. Raffield owned 19,032 Common Shares, 1,752,237 options, 2,068,706 (2014) performance share units and 124,440 deferred share units.  He satisfies the share ownership guidelines.

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S. Mitchel Wasel, Vice President, Exploration Resident of: Takoradi, Western Region, Ghana Officer Since: 2007 Age: 52

S. Mitchel Wasel has served as Vice President, Exploration since September 2007, prior to which he was Regional Exploration Manager for West Africa from March 2004. Mr. Wasel served as Exploration Manager - Ghana from 2000 to March 2004. He has acted in various other roles with Golden Star since 1993 when he commenced his service with the Corporation as an exploration geologist, where he worked in the Corporation’s regional exploration program in Suriname and later with the Gross Rosebel project, ultimately as Project Manager. Prior to joining Golden Star, he worked with several companies in northern Canada in both exploration and mine geology.

2016 Accomplishments:

• Restructuring of the Exploration department executed to focus on short and mid-term results, supporting the transformation to becoming a non-refractory producer.

• Additional sources of ore for production from the Prestea Open Pits successfully identified.

• Use of exploration funding optimized through the utilization and management of internal resources.

• A disciplined focus maintained to enhance the Corporation’s resource base.

• Work undertaken to further develop the understanding of the Wassa Underground ore body, in addition to guidance and support provided to the underground geology team.

• Safety culture of the Exploration team further enhanced to ensure the department is well prepared for the new underground environment.

2016 individual performance rating of 100%

Shareholdings as at December 31, 2016:

Mr. Wasel owned 70,509 Common Shares, 1,343,066 options, 1,354,510 (2014) performance share units and 81,141 (2014) restricted share units.  He satisfies the share ownership guidelines.

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Summary Compensation Table

The following table sets forth the compensation earned by the NEOs for services rendered to the Corporation and its subsidiaries for the fiscal years ended December 31, 2016, 2015 and 2014.

					Non-Equity Incentive Plan Compensation ($)[1]
NEO Name and Principal Position	Year	Salary ($)	Option Awards ($)[2,3]	Share Based Awards ($)[3,4]	Annual Incentive Plan[5]	Long-Term Incentive Plan	Pension value	All Other Annual Compensation ($)	Total Compensation ($)[6]
Samuel T. Coetzer President and Chief Executive Officer	2016	500,000	250,000[7]	750,000[8]	411,376	0	N/A	31,360	1,942,736
	2015	500,000	250,000[9,10]	750,000[11]	293,424	0	N/A	29,086	1,822,510
	2014	500,000	450,421[9,11]	418,966[13]	215,625	71,875	N/A	43,793	1,700,680
Daniel Owiredu Executive Vice President and Chief Operating Officer	2016	400,000	125,000[7]	375,000[8]	226,451	0	N/A	78,603	1,205,054
	2015	400,000	125,000[10]	375,000[11]	174,117	0	N/A	60,390	1,134,507
	2014	400,000	250,624[12]	233,121[13]	125,790	41,930	N/A	75,565	1,127,030
André van Niekerk Executive Vice President and Chief Financial Officer[14]	2016	270,000	84,375[7]	253,125[8]	153,610	0	N/A	25,214	786,324
	2015	270,000	54,000[10]	162,000[11]	116,962	0	N/A	23,338	626,300
	2014	251,596	64,994[12]	67,034[13]	76,489	25,496	N/A	63,268	548,877
Dr. Martin Raffield Senior Vice President Technical Services	2016	280,000	105,000[7]	315,000[8]	164,798	0	N/A	256,718	1,121,516
	2015	280,000	105,000[10]	315,000[11]	122,818	0	N/A	363,997	1,186,815
	2014	280,000	210,524[12]	195,822[13]	92,138	30,712	N/A	311,702	1,120,898
S. Mitchel Wasel Vice President Exploration	2016	220,000	68,750[7]	206,250[8]	103,323	0	N/A	152,524	750,847
	2015	220,000	68,750[10]	206,250[11]	77,068	0	N/A	186,172	758,240
	2014	220,000	137,843[12]	128,217[13]	53,955	17,985	N/A	155,688	713,688
1.	This represents incentive bonus payable in respect of the Corporation’s fiscal year including the deferred annual incentive bonus from 2012 and 2013 paid out in 2015. For the incentive bonus in 2016, 100% is paid in cash in March 2017. For the incentive bonus for 2015, 100% is paid in cash in March 2016. For the incentive bonus for 2014, 75% was paid in cash in February 2015 and 25% was taken in (2014) RSUs or DSUs.
2.	This amount represents the fair value of stock options on the date of grant, calculated using the Black Scholes model.
3.	In 2015, the Corporation reflected option awards and share based awards as being earned in respect of the year prior to the applicable award being granted; however, unlike the Corporation’s annual incentive plan awards, option awards and share based awards are forward looking and are contingent on the achievement of performance conditions and changes in share price in the period after the award is made. Accordingly, option awards and share based awards are earned in the year in which the applicable award is made. The summary compensation table now reflects option awards and share based awards as being earned in the year in which the applicable award is made, rather than in respect of the prior year.
4.	This amount represents the fair value of (2014) PSUs as of the date of the grant.
5.	Annual incentives are generally paid in the year following the year in which the annual incentive is earned and are reflected in the summary compensation table for the year in which the annual incentive is earned.
6.	Amounts in the table above have been exchanged into U.S.$ where necessary, using an exchange rate based on the Bank of Canada’s average rate for 2016 of U.S.$0.76 equal CAD$1.00.
7.	This amount represents the fair value of stock options granted on February 29, 2016. Fair value of the stock options were calculated using the Black Scholes model.
8.	This amount represents the fair value of (2014) PSUs granted on February 29, 2016.
9.	Effective as of March 21, 2016, Mr. Coetzer surrendered 24,687 options granted in 2014 and 235,981 options granted in 2015. See Note 4 under the “Voting Shares and Security Ownership of Certain Beneficial Owners and Management” table.
10.	This amount represents the fair value of stock options granted on February 23, 2015. Fair value of the stock options were calculated using the Black Scholes model.
11.	This amount represents the fair value of (2014) PSUs granted on February 15, 2015.
12.	This amount represents the fair value of stock options granted on February 24, 2014. For Mr. Andre van Niekerk, this amount represents the fair value of stock options granted on February 24, 2014 and May 12, 2014. Fair value of the stock options was calculated using the Black Scholes model.
13.	This amount represents the fair value of (2014) PSUs granted on February 21, 2014.
14.	André van Niekerk was appointed Executive Vice President and Chief Financial Officer on April 7, 2014 upon Mr. Jeff Swinoga’s resignation from the Corporation. Mr. van Niekerk was the Vice President & Controller of the Corporation prior to his appointment to the role of Executive Vice President & Chief Financial Officer.

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Named Executive Officer Equity Plan Awards

The following table shows outstanding share-based awards and option-based awards classified as exercisable and unexercisable as of December 31, 2016 for each NEO.

		Option Based Awards				Share Based Awards
Name	Grant date	Number of securities underlying unexercised stock options (#)[1]	Options exercise price ($CAD)	Option expiry date	Value of unexercised in-the-money options[2] ($CAD)	Number of units that have not vested (#)[3]	Grant price ($)	Units expiry date	Market payout value of share-based awards that have not vested[4] ($)
Samuel T. Coetzer	Options[5]
	March 9, 2011	400,000	2.83	March 9, 2021	-
	February 13, 2012	340,000	2.02	February 13, 2022	-
	February 28, 2013	512,541	1.67	February 28, 2018	-
	February 24, 2014	800,000[6]	0.87	February 24, 2024	96,000
	February 23,2015	800,000[6]	0.38	February 23, 2025	488,000
	February 29, 2016	789,394	0.56	February 28, 2026	339,439
	DSUs[6]
	April 15, 2015					291,220	N/A	N/A	218,415
	July 25, 2016					174,743			131,057
	(2014) PSUs[7]
	February 23, 2015					2,476,081	N/A	December 31, 2017	3,651,330
	February 29, 2016					1,809,846	N/A	December 31, 2018	2,668,872
Daniel Owiredu	Options
	February 1, 2007	4,342	3.95	February 1, 2017	-
	March 19, 2008	91,000	3.50	March 19, 2018	-
	March 5, 2009	90,000	1.70	March 5, 2019	-
	March 11, 2010	75,000	3.53	March 11, 2020	-
	March 9, 2011	100,000	2.83	March 9, 2021	-
	February 13, 2012	149,000	2.02	February 13, 2022	-
	May 10, 2012	75,000	1.39	May 10, 2022	-
	February 28, 2013	232,068	1.67	February 28, 2018	-
	February 24, 2014	458,873	0.87	February 24, 2024	55,065
	February 23, 2015	517,990	0.38	February 23, 2025	194,868
	February 29, 2016	394,697	0.56	February 28, 2026	169,720
	DSUs[6]
	April 15, 2015					169,890	N/A	N/A	127,418
	(2014) PSUs[7]
	February 23, 2015					1,238,041		December 31, 2017	1,824,665
	February 29, 2016					904,923		December 31, 2018	1,334,436

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		Option Based Awards				Share Based Awards
Name	Grant date	Number of securities underlying unexercised stock options (#)[1]	Options exercise price ($CAD)	Option expiry date	Value of unexercised in-the-money options[2] ($CAD)	Number of units that have not vested (#)[3]	Grant price ($)	Units expiry date	Market payout value of share-based awards that have not vested[4] ($)
André van Niekerk	Options
	March 5, 2009	37,000	1.70	March 5, 2019	-
	March 11, 2010	30,000	3.53	March 11, 2020	-
	March 9, 2011	29,000	2.83	March 9, 2021	-
	February 13. 2012	29,000	2.02	February 13, 2017	-
	October 30, 2013	60,000	0.50	October 30, 2018	29,400
	February 24, 2014	131,950	0.87	February 24, 2024	15,834
	May 12, 2014	40,000	0.64	May 12, 2024	14,000
	February 23, 2015	223,772	0.38	February 23, 2025	136,501
	February 29, 2016	266,420	0.56	February 28, 2026	114,561
	DSUs[6]
	April 15, 2015					103,304	N/A	N/A	77,478
	(2014) PSUs[7]
	February 23, 2015					534,834			788,687
	February 29, 2016					610,823			900,744
Martin Raffield	Options
	October 4, 2011	200,000	1.78	October 4, 2021	-
	February 13, 2012	159,000	2.02	February 13, 2022	-
	February 28, 2013	241,126	1.67	February 28, 2018	-
	February 24, 2014	385,454	0.87	February 24, 2024	46,254
	February 23, 2015	435, 112	0.38	February 23, 2025	265,418
	February 29, 2016	331,545	0.56	February 28, 2026	142,564
	DSUs[6]
	April 15, 2015					124,440	N/A	N/A	93,330
	(2014) PSUs[7]
	February 23, 2015					1,039,954			1,533,559
	February 29, 2016					760,135			1,120,926
S. Mitchel Wasel	Options
	August 31, 2007	100,000	3.92	August 31, 2017	-
	March 19, 2008	44,000	3.50	March 19, 2018	-
	March 5, 2009	75,000	1.70	March 5, 2019	-
	March 11, 2010	75,000	3.53	March 11, 2020	-
	March 9, 2011	50,000	2.83	March 9, 2021	-
	February 13, 2012	105,000	2.02	February 13, 2022	-
	February 28, 2013	139,708	1.67	February 28, 2018	-
	February 24, 2014	252,380	0.87	February 24, 2024	30,286
	February 23, 2015	284,895	0.38	February 23, 2025	173,786
	February 29, 2016	217,083	0.56	February 28, 2026	93,346
	(2014) RSUs[6]
	April 15, 2015					81,141	N/A	N/A	60,856
	(2014) PSUs[7]
	February 23, 2015					680,922			1,004,116
	February 29, 2016					497,708			733,940

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1.	This includes stock options that have not vested.
2.	This is based on the TSX closing price on December 30, 2016 less the exercise price of the in-the-money options.
3.	As of December 31, 2016, 1,430,946 (2014) PSU's held by the Corporation’s NEOs had vested. The value of these vested (2014) PSU's appear in the following table - "Incentive Plan Awards - Value Vested or Earned During the Year". The value of the (2014) PSU's will be paid to the NEOs on or before March 15, 2017.
4.	Amounts in the table above have been exchanged into U.S. $, where necessary using an exchange rate based on the Bank of Canada's average rate for 2016 of U.S. $0.76 equals CAD$1.00.
5.	Effective as of March 21, 2016, Mr. Coetzer surrendered 24,687 options granted in 2014 and 235,981 options granted in 2015. See Note 4 under the "Voting Shares and Security Ownership of Certain Beneficial Owners and Management" table.
6.	DSUs and (2014) RSUs are redeemable subsequent to NEOs separation with the Corporation. DSUs are valued based on the price of the Common Shares on the NYSE MKT as at the close of business on December 30, 2016. (2014) RSUs are valued based on the price of the Common Shares on the TSX as at the close of business on December 30, 2016.
7.	The Corporation’s relative total shareholder return was above the 75th percentile of the performance peer group. Accordingly, (2014) PSUs vested using a performance factor of 170%.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the value vested during the Corporation’s most recently completed financial year in respect of option-based awards, share-based awards and non-equity incentive plan compensation.

Name	Option-based awards-Value vested during the year (CAD$)[1]	Share-based awards-Value vested during the year ($)[2]	Non-equity incentive plan compensation-Value earned during the year ($)[3]
Samuel T. Coetzer	32,685	739,764	411,376
Daniel Owiredu	16,342	411,620	226,451
André van Niekerk	10,658	118,362	153,610
Martin Raffield	13,728	345,761	164,798
S. Mitchel Wasel	8,988	226,391	103,323
1.	This amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares as traded on the TSX on the vesting date and the exercise price of the options.
2.	The SARs and (2014) PSUs are vested after a period of three years from the date of grant. DSUs and (2014) RSUs granted to NEOs are redeemable upon departure of the NEO. (2014) PSUs granted in 2014 vested in 2016. SARs granted in 2013 vested in 2016 with no value.
3.	This represents incentive bonus paid in cash in respect of the Corporation’s 2016 fiscal year.

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The following table provides a 5 year cumulative total shareholder return line graph to S&P/TSX Diversified Metals and Mining and to S&P/TSX Global Gold.

Indexed Return on $100.00
	2011	2012	2013	2014	2015	2016
S&P/TSX Diversified metals and mining	$ 100.00	$ 93.56	$ 73.31	$ 63.36	$ 32.40	$ 49.04
S&P/TSX Global gold	$ 100.00	$ 83.97	$ 43.39	$ 40.44	$ 35.93	$ 53.88
GSC.TO	$ 100.00	$ 111.38	$ 29.94	$ 14.97	$ 14.07	$ 59.28

As a significant portion of Golden Star’s executive compensation is at risk and in the form of share based awards, compensation for the NEOs aligns with Golden Star’s total shareholder return.

Equity Compensation Plan Information

The following is information regarding the Corporation’s equity compensation plans as of December 31, 2016.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities reflected in Column (a)
Stock Option Plan	16,118,582	1.29	11,107,216
Stock Bonus Plan	-	N/A2	189,146
Deferred Share Unit Plan	5,733,985	N/A3	906,136[4]
Equity Compensation Plans Not Approved by Security holders	-	-	-
Total[1]	21,852,567	1.29	12,202,498
1.	Represents Common Shares issuable under the applicable plan.

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2.	The stock bonus plan provides grants of bonus Common Shares on terms that the Compensation Committee recommends to the Board, within the limitations of the Stock Bonus Plan and subject to the rules of the applicable regulatory authorities.
3.	Holders of the DSUs have the option to redeem DSUs for Common Shares at a ratio of 1:1.
4.	DSUs issued on or after the Restatement Effective Date (as defined below) will no longer be redeemable for Common Shares issued by the Corporation from treasury.

Stock Option Plan

The Stock Option Plan provides to certain key employees, consultants and directors (including non-employee directors) of the Corporation and its subsidiaries an incentive to maintain and to enhance the long-term performance of the Corporation through the acquisition of Common Shares pursuant to the exercise of stock options. The Stock Option Plan provides for discretionary option grants to employees, consultants and directors.

Subject to certain other limitations, the maximum number of Common Shares authorized for issuance under the Stock Option Plan is 35,000,000 Common Shares (or approximately 9.3% of the issued and outstanding Common Shares). As at March 13, 2017, 10,377,586 Common Shares (or approximately 2.8% of the issued and outstanding Common Shares) remain available for grant and an aggregate of 16,848,212 Common Shares (or approximately 4.5% of the issued and outstanding Common Shares) are issuable under options that have been granted under the Stock Option Plan. As at March 13, 2017, 7,774,202 Common Shares (or approximately 2.1% of the issued and outstanding Common Shares) have been issued pursuant to exercised options. The aggregate number of Common Shares in respect of which options have been granted and remain outstanding under the Stock Option Plan shall not at any time, when taken together with all of the Corporation’s other stock option plans or security-based compensation arrangements then either in effect or proposed, at any time be such as to result in the number of Common Shares issuable to insiders pursuant to options exceeding ten percent (10%) of the issued and outstanding Common Shares of the Corporation. The total number of Common Shares issued within any one-year period to all insiders of the Corporation pursuant to the exercise of vested options and pursuant to any other share compensation arrangements of the Corporation shall not exceed ten percent (10%) of the issued and outstanding Common Shares of the Corporation. The total number of Common Shares issuable to any one optionee pursuant to options granted under the Stock Option Plan and other stock option plans or share compensation arrangements of the Corporation shall not exceed two percent (2%) of the issued and outstanding Common Shares of the Corporation. This excludes Common Shares issued pursuant to the Stock Option Plan and the Corporation’s other share compensation arrangements over the preceding one-year period. The total number of Common Shares that may be issued to any one optionee pursuant to options granted under the Stock Option Plan or other stock option plans or share compensation arrangements of the Corporation cannot exceed 2% of the outstanding number of Common Shares from time to time. The total number of Common Shares issuable to a non-employee directors shall not exceed the lesser of (a) one percent of the issued and outstanding Common Shares (b) such number of Common Shares having, at the time the options are issued, an aggregate fair market value of CAD$150,000 per annum per non-employee director under the Stock Option Plan and all of the Corporation’s security based compensation arrangements and (c) such number of Common Shares having, at the time the options are issued, an aggregate fair market value of CAD$100,000 per annum per non-employee director. The maximum number of shares subject to options that may be granted to any one optionee in any one calendar year is 800,000 Common Shares (or approximately 0.2% of the issued and outstanding Common Shares). Options may take the form of incentive stock options or non-qualified stock options. Incentive stock options may only be granted to employees of the Corporation and its subsidiaries.

The Compensation Committee makes recommendations to the Board regarding all option grants. The Board has the authority, subject to the terms of the Stock Option Plan, to determine when and to whom to make grants under the Stock Option Plan, the number of Common Shares to be covered by the grants, the terms of options granted and the exercise price of options, and to prescribe, amend and rescind rules and regulations relating to the Stock Option Plan. Options granted under the Stock Option Plan are exercisable over a period determined by the Board, but not to exceed ten years from the date of grant, and the exercise price of an option may not be less than the closing price of the Common Shares on the stock exchange on which the Common Shares principally trade on the day immediately preceding the date of grant. In addition, the grant of an option may be subject to vesting conditions established by the Board as provided in the option agreement evidencing the grant of such option. Generally, options granted to non-employee directors vest immediately, and options granted to executive officers and other employees typically are subject to vesting as determined at the date of grant, which vesting is either as to one-third on grant, and one-third on each of the first and second anniversary dates, or as to one-fourth on grant and an additional one-fourth on each of the first, second and third anniversary dates.

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In the event of an optionee’s termination of employment or service prior to the time all or any portion of an option vests, such option, to the extent not vested or specifically extended by the Board, shall terminate. Except as otherwise provided by the Compensation Committee or the Board and subject to the specific terms of an optionee’s employment contract, as the case may be, if an optionee ceases to be employed by, or provide services to, the Corporation for any reason (other than by reason of death), the optionee’s options generally will expire 30 days following such termination in the case of a non-director optionee and within 12 months in the case of a director optionee. If the optionee dies while employed (or within the 30-day period referred to in the preceding sentence), all outstanding options, to the extent then vested, may be exercised within one year after the optionee’s date of death by the person or persons to whom the optionee’s rights pass. In no case may options be exercised later than the expiration date specified in the grant. Options are not assignable and may be transferred by an optionee only by will or by the laws of descent and distribution, and during his or her lifetime may be exercised only by an optionee.

The exercise price and the number of Common Shares to be purchased by an optionee upon the exercise of an option will be adjusted by the Compensation Committee in accordance with the terms of the Stock Option Plan on the occurrence of certain corporate events or changes to the Common Shares.

Shareholder approval is required to amend the Stock Option Plan to: (i) increase the number of Common Shares issuable under the Stock Option Plan; (ii) change the manner of determining the exercise price so that the exercise price is less than the fair market value per Common Share (as determined under the Stock Option Plan); (iii) allow a participant to transfer or assign an option to any person or entity, provided that such transfer or assignment complies with applicable laws and rules of the applicable stock exchange; (iv) increase the aggregate number of Common Shares in respect of which options have been granted and remain outstanding so that such number of Common Shares, when taken together with all of the Corporation’s security based compensation arrangements, at any time results in: (A) the number of Common Shares reserved for issuance to insiders pursuant to options exceeding 10% of the issued and outstanding Common Shares; or (B) the issuance to insiders pursuant to Options, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares (excluding Common Shares issued pursuant to security based compensation arrangements during the preceding one-year period). In addition, shareholder approval is required to amend options granted under the Stock Option Plan to: (i) reduce the exercise price, or cancel and reissue options so as to in effect reduce the exercise price, for the benefit of insiders of the Corporation; and (ii) extend the termination date beyond the original expiration date for the benefit of insiders of the Corporation, except in certain circumstances where the Corporation has imposed a trading blackout. Additionally, to the extent that shareholder approval is necessary or desirable in the Board’s sole discretion under applicable law such amendment shall be effective upon the required approval of the shareholders of the Corporation.

The Board may, in its discretion, and without obtaining shareholder approval, amend, suspend or discontinue the Stock Option Plan, and amend or discontinue any options granted under the Stock Option Plan, at any time. Without limiting the foregoing, the Board may, without obtaining shareholder approval, amend the Stock Option Plan, and any options granted under the Stock Option Plan, to: (i) amend the vesting provisions; (ii) amend the termination provisions, except in certain limited circumstances as described in the preceding paragraph; (iii) amend the eligibility requirements of eligible participants which would have the potential of broadening or increasing insider participation; (iv) add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares; (v) make amendments in any respect the Board deems necessary or advisable to provide eligible employees with the maximum benefits provided or to be provided under the provisions of the Internal Revenue Code of 1986 and the regulations promulgated thereunder relating to options and/or to bring the Stock Option Plan and/or options granted under it into compliance therewith; and (vi) make amendments of a housekeeping nature or to comply with the requirement of any regulatory authority.

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The Stock Option Plan provides that it will terminate, unless earlier terminated in accordance with its terms, on the tenth anniversary of its approval. The Stock Option Plan was approved on May 5, 2016 at the annual general and special meeting of the Corporation’s shareholders. The Stock Option Plan provides that it generally may be amended or terminated at any time by the Compensation Committee. However, any such amendment or termination shall be subject to any necessary stock exchange, regulatory or shareholder approval. In addition, no amendment to an option may adversely affect the rights under such option without the consent of the optionee. No options can be granted under the Stock Option Plan after May 5, 2026.

2014 Performance Share Unit Plan

The Corporation has a 2014 PSU Plan that allows for the award of (2014) PSUs and (2014) RSUs to increase alignment with shareholder interests, provide a deferral vehicle for the annual incentive plan and retain and motivate executives to:

•	consistently meet longer-term corporate performance targets that are aligned with our strategy; and
•	create shareholder value that can be sustained on an absolute and relative basis over a longer period.

(2014) PSU and (2014) RSU awards add another element of compensation with performance criteria and reduce the number of option awards, lessening the dilutive impact to shareholders. Each (2014) PSU represents one notional common share that is redeemed for cash based on the value of a Common Share at the end of the three year performance period to the extent performance and vesting criteria have been met. Each (2014) RSU represents one notional common share that is redeemed for cash based on the value of a Common Shares at the end of a vesting period. Executives may defer annual incentives into (2014) RSUs. (2014) PSUs and (2014) RSUs earn dividends in the form of additional share units that vest at the same time and to the same extent as the underlying (2014) PSUs or (2014) RSUs. For 2016 our (2014) PSUs cliff vest at the end of a 3-year performance period based on total shareholder return relative to a performance peer group of gold companies.

Employees’ Stock Bonus Plan

The Corporation has an Employees’ Stock Bonus Plan (the “Stock Bonus Plan”) for any full-time or part-time employee (whether or not a director) of the Corporation or any of its subsidiaries who has rendered meritorious services that contributed to the success of the Corporation or any of its subsidiaries. The Stock Bonus Plan is currently administered by the Compensation Committee and provides for grants of bonus Common Shares on terms that the Compensation Committee recommends to the Board, within the limitations of the Stock Bonus Plan and subject to the rules of applicable regulatory authorities. The maximum number of Common Shares that may be issued under the Stock Bonus Plan in any calendar year will not exceed in the aggregate 2% of the total number of outstanding Common Shares at the end of the immediately preceding calendar year, provided that (i) no more than 1% of the total number of outstanding Common Shares at the end of the immediately preceding calendar year can be issued to any one insider, (ii) the total number of Common Shares issuable within any one-year period to all insiders of the Corporation pursuant to the Stock Bonus Plan and pursuant to the exercise of vested options granted under other share compensation arrangements cannot exceed 10% of the then outstanding Common Shares, and (iii) the total number of Common Shares issuable within any one-year period to an employee under the Stock Bonus Plan and such employee’s associates pursuant to the Stock Bonus Plan and pursuant to the exercise of vested options granted under other share compensation arrangements cannot exceed 5% of the then outstanding Common Shares.

No Common Shares were issued under the Stock Bonus Plan in 2016. Up to 900,000 Common Shares (or approximately 0.24% of the issued and outstanding Common Shares) are authorized for issuance under the Stock Bonus Plan. As at March 13, 2017, 710,854 Common Shares (or approximately 0.19% of the issued and outstanding Common Shares) have been issued pursuant to the Stock Bonus Plan and an aggregate of 189,146 Common Shares (or approximately 0.05% of the issued and outstanding Common Shares) remain available for grant under the Stock Bonus Plan. The Compensation Committee has the right to amend or terminate the Stock Bonus Plan at any time in its discretion. In addition, certain amendments to the Stock Bonus Plan require shareholder and regulatory approval.

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Executive Management Performance Bonus Plan

The Corporation maintains an Executive Management Performance Bonus Plan (the “Executive Bonus Plan”) under which the Corporation’s executive officers and certain other management personnel are eligible for annual bonus incentives. Incentive bonuses may be paid in a combination of stock granted under the Stock Bonus Plan and cash bonus awards as recommended by the Compensation Committee at the beginning of each year for the prior fiscal year’s performance. Incentive bonuses are awarded under the Executive Bonus Plan at the discretion of the Board, based on the Board’s evaluation of the performance of both the Corporation and the participant measured against performance objectives established each year. The annual bonus incentive provides each NEO and certain other officers with the opportunity to earn a bonus based on the achievement of specific company-wide, business unit or function and individual performance goals. The Compensation Committee approves a target incentive payout for a fiscal year as a percentage of the base salary earned during that period for each NEO at the beginning of the fiscal year.

The incentive bonuses, targets and objectives will continue to be determined based on a combination of achievement of corporate performance objectives and achievement of individual performance measures, with the primary emphasis on corporate objectives (80% for 2017).

Deferred Share Unit Plan

The Corporation’s deferred share unit plan (the “DSU Plan”) was adopted on March 9, 2011 and was amended and restated as of March 13, 2017 (the “Restatement Effective Date”). The DSU Plan has been implemented for directors and executive officers of the Corporation in order to (i) encourage the directors and executive officers of the Corporation to own Common Shares of the Corporation and to facilitate such Common Share ownership; and (ii) provide directors and executive officers of the Corporation with incentives in the form of deferred share units in order to allow the Corporation to reduce its reliance on stock options and other long-term incentive plans for the same purposes, so as to conform with current best practices regarding directors’ and executive officers’ compensation. The DSU Plan is administered by the Compensation Committee. Pursuant to the DSU Plan, directors may elect to receive all or part of their retainer in DSUs having a market value equal to the portion of the retainer to be received in that form, subject to such limits as the Compensation Committee may impose. The Compensation Committee may also grant to any director or executive officer, in each year, DSUs having a market value not greater than the total compensation payable to such director or executive officer for that year, including any salary or bonus but excluding any director’s retainer. The number of DSUs to be issued is determined by dividing the amount of the retainer or base salary determined as the basis for the award by the volume-weighted average trading price of a Common Share (as reported by the NYSE MKT, or, if the Common Shares are not listed on that stock exchange, on such other stock exchange on which they are listed at that time) for the 20 trading days immediately preceding the date the DSUs are awarded. The vesting schedule of the DSUs is determined at the discretion of the Compensation Committee, but generally in the case of DSUs granted to directors in lieu of director retainers, the DSUs vest immediately on the award date. DSUs otherwise awarded to directors and officers as part of total compensation payable generally vest one-third on each of the first three anniversaries of the award date.

At the election of the Compensation Committee in its sole discretion, each DSU granted after the Restatement Effective Date may be redeemed for:

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(a)	a cash payment equal to the market value of one Common Share on the date of redemption (the “Redemption Value”), after deduction of applicable taxes and other source deductions required by applicable laws;
(b)	such number of Common Shares purchased by the Corporation on the public market as have an aggregate market value equal to the Redemption Value; or
(c)	any combination of the foregoing, so long as the aggregate redemption price has a fair market value equal to the Redemption Value.

In addition to the foregoing, the Compensation Committee in its sole discretion, may redeem DSUs granted prior to the Restatement Effective Date for Common Shares issued by the Corporation from treasury.

As at March 13, 2017, 5,842,224 Common Shares (or approximately 1.55% of the issued and outstanding Common Shares) are available to be issued by the Corporation from treasury in respect of DSUs granted prior to the Restatement Effective Date. DSUs issued on or after the Restatement Effective Date can no longer be redeemed for Common Shares issued by the Corporation from treasury. 859,879 Common Shares (or approximately 0.23% of the issued and outstanding Common Shares) have been issued by the Corporation from treasury pursuant to redeemed DSUs. Accordingly, the aggregate maximum number of Common Shares that may be issued under the DSU Plan is 6,702,103, representing approximately 1.8% of the outstanding Common Shares as of March 13, 2017.

For directors, DSUs may be redeemed on the day after the 90th day following the director’s separation date from the Corporation and no later than December 15 of the calendar year following the calendar year in which the separation date occurs. For officers, DSUs may be redeemed no earlier than the first business day following the six-month anniversary of the officer’s separation date from the Corporation and no later than December 15 of the calendar year following the calendar year in which the separation date occurs. In the event of a participant’s death or retirement, all outstanding DSUs held by the participant prior to the date of death or retirement become fully vested. If a participant resigns or is terminated without cause, the Compensation Committee may cause the outstanding DSUs to vest at such time or times or upon such conditions as the Compensation Committee may determine in its sole discretion. The maximum number of Common Shares that may be (i) issued to insiders of the Corporation (including directors and officers of the Corporation) pursuant to the DSU Plan within any one year period, and (ii) issuable to insiders pursuant to the DSU Plan at any time, when combined with all of the Common Shares issuable to insiders pursuant to any other security-based compensation arrangement of the Corporation, must not exceed 10% of the total number of outstanding common shares of the Corporation.

Pursuant to the terms of the DSU Plan, the amendment and restatement of the DSU Plan did not require shareholder approval.

Share Appreciation Rights Plan

In February 2012, the Corporation adopted a Share Appreciation Rights Plan (the “SARs Plan”) to provide incentive compensation based on the appreciation in value of the Common Shares over a specified period of time. Under the SARs Plan, the Corporation may from time to time grant awards of share appreciation rights (“SARs”) to current and future directors, executive officers, employees and consultants of the Corporation and/or its subsidiaries. The SARs Plan is administered by the Compensation Committee, which determines from time to time who will participate in the SARs Plan, as well the terms of the grants, including the vesting provisions applicable to specific SARs grants. The maximum number of SARs that may be granted to any participant in any one calendar year under the SARs Plan is 800,000 SARs. A total of 1,850,000 SARs were granted 10,000 SARs were excercised, 1,408,987 SARs expired and 678,333 SARs were forfeited during the fiscal year ended December 31, 2016 leaving 2,686,667 outstanding at December 31, 2016. The vesting schedule of the SARs is determined at the discretion of the Board, but generally the SARs vest one-third on each of the first three anniversaries of the grant date. Upon exercise of a SAR, the participant will be entitled to receive an amount in respect of each SAR equal to the amount by which the fair market value of one Common Share as of the date of such exercise exceeds the fair market value of one Common Share as of the grant date of such SAR. No SARs will be settled in shares; rather, all SAR exercises will be settled solely in cash. Participants in the SARs Plan will have no rights whatsoever as a shareholder of the Corporation or of a subsidiary in respect of any SARs. In the event of a grantee’s termination by reason of death, disability or retirement, all outstanding SARs held by the grantee prior to the termination date may, in the sole discretion of the Compensation Committee, become fully vested. If a grantee’s termination is a result of resignation or termination without cause, all outstanding SARs held by the grantee that were vested and entitled to be exercised may be exercised for 30 days following such termination. If the grantee’s termination of employment or service is a result of termination for cause, all outstanding SARs held by the grantee are deemed to expire and the grantee will not be entitled to exercise any SARs that may have otherwise vested. The SARs Plan provides that it will terminate on February 13, 2022, unless it is terminated on an earlier date in accordance with the terms of the SARs Plan.

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Termination and Change of Control Benefits

Employment Agreements and Severance Arrangements on Termination and Termination following a Change of Control

Upon certain terminations of employment (including a termination following a Change in Control of the Corporation), severance benefits are payable to the NEOs. These severance benefits are designed to attract and retain senior executives and to provide replacement income if their employment is terminated involuntarily other than for cause. Severance benefits are specifically provided for in each NEO’s employment agreement. To be eligible to receive severance benefits under the terms of their employment agreements, a NEO must (i) be an executive on the date of termination, (ii) be involuntarily terminated (other than for cause), and (iii) execute and deliver a release agreement.

The Corporation or a subsidiary has employment agreements with Messrs. Raffield and Wasel. The material terms of these employment agreements include: (a) employment for one year with automatic renewal for successive one-year periods unless either the Corporation or the employee gives notice of non-renewal of the employment agreement; (b) a base salary (as set forth above under “Executive Compensation Table”); (c) severance payments upon a termination of employment without cause in an amount equal to the sum of (i) the employee’s base salary, (ii) the average of the target bonus for the employee for the current calendar year and the bonus paid to the employee for the previous year; (d) severance on termination upon a Change of Control equal to two times the sum of the employee’s base salary, the average of the target bonus for the employee for the current calendar year and the bonus paid to the employee for the previous year and a portion of the target bonus for the employee for the current calendar year which is prorated to the portion of such year prior to the employee’s termination; and (e) on termination by the Corporation without cause or following a Change in Control, all unvested stock options immediately vest and remain exercisable for 12 months following termination.

The Corporation also has employment agreements with Messrs. Coetzer, Owiredu and van Niekerk that contain similar material terms to the employment agreements of Messrs. Raffield and Wasel, except that: (i) the value of benefits provided for the severance periods and the term of employment is indefinite unless employment is terminated upon retirement, for cause or without cause, by death or disability, or by the employee for a material breach of the agreement and (ii) the definition of “Change of Control” in Mr. van Niekerk’s employment agreement contemplates a “Change of Control” occurring upon the acquisition of 50% if the Corporation’s voting stock by a person or group, rather than a 30% threshold contemplated by the other employment agreements, as discussed below.

Under the employment agreements, other than Mr. van Niekerk’s employment agreement, a “Change in Control” is defined, generally, as (i) the acquisition of more than 30% of the Corporation’s voting stock by a person or group, (ii) Board members at a specified date, or persons appointed or nominated by them, cease to constitute a majority of the Board, or (iii) shareholders approve a merger of the Corporation (other than a merger in which the shareholders of the Corporation prior to the merger continue to own more than 50% of the outstanding stock of the surviving entity), a sale of substantially all of the Corporation’s assets, or a liquidation. Change in Control severance benefits become payable under the terms of the employment agreements if, within 12 months (as applicable) following a Change in Control, the employee’s employment is terminated by the Corporation or the surviving or successor entity without cause or the employee voluntarily terminates his/her employment for specified reasons. Such reasons include a substantial alteration in the nature or status of employment responsibilities, reduction in compensation or benefits, relocation, or breach by the surviving or successor entity of the employment agreement.

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Listed below are the terms of such payments and estimates regarding the amounts for each of the NEOs which would have been payable had a termination occurred on December 31, 2016.

Name and Compensation Category	Retirement	Termination without cause	Termination Upon a Change in Control	Method of Payment
Samuel T. Coetzer
Accrued Compensation	$45,942	$45,942	$45,942	Lump Sum
Severance Compensation	N/A	$2,085,154	$2,085,154 (plus prorated portion of current year bonus)	Lump Sum[1]
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$45,942	$2,014,096	$2,014,096
Daniel Owiredu
Accrued Compensation	$144,657	$144,657	$144,657	Lump Sum
Severance Compensation	N/A	$707,603	$1,415,206 (plus prorated portion of current year bonus)	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$144,657	$852,260	$1,559,863
P. André van Niekerk[2]
Accrued Compensation	$38,083	$38,083	$38,083	Lump Sum
Severance Compensation	N/A	$722,976	$722,976 (plus prorated portion of current year bonus)	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$38,083	$761,059	$761,059

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Name and Compensation Category	Retirement	Termination without cause	Termination Upon a Change in Control	Method of Payment
Martin Raffield[2]
Accrued Compensation	$11,123	$11,123	$11,123	Lump Sum[1]
Severance Compensation	N/A	$559,431	$1,118,862	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$11,123	$570,554	$1,129,985
S. Mitchel Wasel
Accrued Compensation	$9,830	$9,830	$9,830	Lump Sum
Severance Compensation	N/A	$365,887	$731,774 (plus prorated portion of current year bonus)	Lump Sum
In the money value of options and SARs accelerated on a change of control	N/A	Nil	Nil	Cash payment for SARs or issuance of shares from treasury (on payment of exercise price) for options
Total	$9,830	$375,717	$741,604
[1]	A portion of the Severance Compensation may be withheld by the Corporation and paid on the six month anniversary of the NEO’s termination in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended.
[2]	In addition to the payments noted, relocation related expenses to return to the US would be paid in the event of termination.

Other Information

Indebtedness of Directors and Officers

No directors, nominees for election as directors, executive officers or members of their immediate family were indebted to the Corporation, or any of its subsidiaries, directly or indirectly, at any time since the beginning of the Corporation’s last fiscal year.

Relationships and Related Transactions

Compensation Committee Interlocks and Insider Participation

None of the Compensation Committee members has served as an officer or employee of the Corporation. None of the Corporation’s executive officers has served as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of the Board.

Transactions with Related Persons

The Corporation has adopted a written policy for the review of transactions with related persons. The policy requires review, approval or ratification of transactions exceeding $120,000 in which the Corporation is a participant and in which a director, executive officer, a significant shareholder or an immediate family member of any of the foregoing persons has a direct or indirect material interest.

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No related person of the Corporation, nor any associate or affiliate of a related person, has had any material interest in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, nor has any director of the Corporation been involved, directly or indirectly, in any business or professional relationship with the Corporation in connection with the provision by the director or the Corporation of property, services or financing during the Corporation’s financial year ended December 31, 2016 other than as set forth herein.

In May 2015, the Corporation’s wholly-owned subsidiary, Caystar Finance Co. (“Caystar Finance”), entered into a $130 million stream transaction (the “Stream Transaction”) with RGLD Gold AG (“RGLD”), a wholly-owned subsidiary of Royal Gold, Inc., (“Royal Gold”) and a $20 million term loan with Royal Gold (the “Term Loan”). On December 31, 2015, the Stream Transaction was amended to include an additional $15 million stream advance payment by RGLD and, at the Corporation’s option, an additional $5 million of stream financing. The Stream Transaction and the Term Loan are described in detail in the material change reports of the Corporation dated May 15, 2015 and January 11, 2016. One of the Corporation’s current directors, Tony Jensen, serves as President, Chief Executive Officer and a director of Royal Gold. Mr. Jensen abstained from attending and voting at the Board meeting at which the Stream Transaction and Term Loan were addressed. Mr. Jensen will not be standing for re-election to the Board at the Meeting.

Additionally, no person who has been a director or officer during the Corporation’s financial year ended December 31, 2016, nor any proposed director, nor any of their associates or affiliates, have any material interest, direct or indirect, in the matters to be acted upon at the Meeting. Each quarter, the Chief Financial Officer issues a “Commitments, Contingencies and Acquisition” checklist to the CEO, CFO, Chief Operating Officer, Senior Vice President, Corporate Strategy and Vice President, Exploration, which must be signed and returned to inquire if there have been any related party transactions for the quarter.

In addition, on an annual basis, the Corporation’s legal counsel prepares Directors and Officers (“D&O”) questionnaires and submits the questionnaires to all directors and officers of the Corporation. The D&O questionnaires are reviewed by the Chief Financial Officer to determine if any payments that would fall under disclosure guidelines have been made to any companies that would indicate a related party transaction.

If the Chief Financial Officer determines that any transaction could be a related party transaction, the transaction is brought to the Audit Committee for review. The Audit Committee determines whether a related party transaction can be approved or not, based on whether the transaction is determined to be in, or not inconsistent with, the best interests of the Corporation and its shareholders.

Relationships

Certain directors and officers of the Corporation are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation as a director or otherwise in corporations, partnerships or joint ventures, which are potential competitors. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation. Each of the directors of the Corporation is required to disclose any potential conflict of interest and to act honestly, in good faith and in the best interests of the Corporation.

The Nominating and Corporate Governance Committee is responsible for annually reviewing and reporting to the Board on business activities of each Board member including their employment or service to any other companies to assure that potential conflicts are clearly understood or avoided. Potential conflicts include the relationships, if any, between each of the directors and the Corporation and its management, and any involvements of any of the directors (including membership on other boards of directors) which constitute, or may result in, a conflict of interest.

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Availability of Documents

Financial information regarding the Corporation can be found in the following documents, which documents have been filed or will be filed with the SEC in the United States and securities commissions or similar authorities in various provinces of Canada and copies of which may be requested, after filing, by any person to whom a proxy statement is delivered, and shall be provided without charge within one business day of the receipt of such request, by Golden Star Resources Ltd., 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9 Tel: (416) 583-3800, Attention: Investor Relations.

Additional information relating to the Corporation, including the Corporation’s annual financial statements for the year ended December 31, 2016, as may be amended, together with any document, or the pertinent pages of any document, incorporated by reference therein and the related management’s discussion and analysis of the financial condition and results of operations, is available on The System for Electronic Document Analysis & Retrieval (or SEDAR) at www.sedar.com.

Accompanying Financial Information and Incorporation by Reference

The following financial statements and information of the Corporation (which are incorporated into the Corporation’s Annual Report for the Fiscal year ended December 31, 2016) accompany and form part of, and are specifically incorporated by reference into, this Circular: (a) Consolidated Balance Sheets as of December 31, 2016 and 2015, and Consolidated Statements of Operations, Consolidated Statement of Changes in Shareholders’ Equity, and Consolidated Statements of Cash Flows for the years ended December 31, 2016, and 2015; (b) the Notes to the Consolidated Financial Statements; (c) the Auditors’ Report on such financial statements; (d) the report on Management’s Responsibility for Financial Information; and (e) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016 (the “Annual MD&A”). These documents are available on SEDAR at www.sedar.com and a copy of any such document may be obtained free of charge upon request by a shareholder to the Corporation as set forth under “Availability of Documents”.

In this Circular, we use the terms “all-in sustaining costs” and “cash operating costs”. These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures or performance prepared in accordance with GAAP. For more information regarding these non-GAAP financial measures, including descriptions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable International Financial Reporting Standards measures, see pages 18 to 21 of the Annual MD&A.

The reports of the Compensation and Audit Committees and the information under the heading “Performance Graph and Table” shall not be deemed incorporated by reference by any general statement incorporating by reference this Circular into any filing under the United States Securities Act of 1933 (the “Securities Act”) or the United States Securities Exchange Act of 1934 (the “Exchange Act”), except to the extent the Corporation specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act.

2018 Shareholder Proposals

To be eligible for inclusion in the Circular for the year 2018 annual general meeting of shareholders, shareholder proposals prepared in accordance with applicable rules governing shareholder proposals must be received at the Corporation’s corporate office, 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9, Attention: Chief Financial Officer, on or before December 12, 2017.

Other Matters

Management of the Corporation is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

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Approval

The content and mailing of this Circular have been approved by the Board of Directors of the Corporation.

DATED this 13th day of March, 2017.

ON BEHALF OF THE MANAGEMENT OF GOLDEN STAR RESOURCES LTD.

By: “Samuel T. Coetzer”	By: “André van Niekerk”
Samuel T. Coetzer President and Chief Executive Officer	André van Niekerk Executive Vice President and Chief Financial Officer

Appendix “A”
GOLDEN STAR RESOURCES LTD.

Audit Committee CHARTER

(May 2016)

There shall be a committee of the Board of Directors (the “Board”) of Golden Star Resources Ltd., a Canadian corporation (“Golden Star”), to be known as the Audit Committee (the “Committee”) whose membership, authority and responsibilities shall be as set out in this Charter.

PRIMARY FUNCTION

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities, primarily through (a) overseeing the integrity of Golden Star’s financial statements and financial reporting process and Golden Star’s systems of internal accounting and financial controls; (b) overseeing the performance of the internal auditors; (c) recommending the selection of, retaining and monitoring the independence and performance of Golden Star’s outside auditors, including overseeing the audits of Golden Star’s financial statements, and approving any non-audit services; and (d) facilitating communication among the outside auditors, management, internal auditors and the Board.

MEMBERSHIP

Following each annual meeting of the shareholders of Golden Star, the Board shall elect no fewer than three directors (the “Members”) to the Committee and shall appoint one of the Members to chair the Committee. Each Member shall meet the independence requirements imposed by applicable law and stock exchange requirements (the “Listing Rules”).

The Committee may form and delegate authority to subcommittees when and where appropriate.

Any Member may be removed from office or replaced at any time by the Board and shall cease to be a Member upon ceasing to be a director. Each Member shall hold office until the close of the next annual meeting of shareholders of Golden Star or until the Member ceases to be a director, resigns or is removed or replaced, whichever first occurs.

A Member shall be considered independent if (a) he or she is not currently and has not been during the past three years, an employee or executive officer of Golden Star or its subsidiaries, other than as allowed by law and the Listing Rules; (b) he or she has not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from Golden Star or its subsidiaries other than in connection with serving on the Committee, any other Board committee or as a Board member; (c) he or she is not an “affiliated person” of Golden Star or any Corporation subsidiary as defined by rules of the Securities and Exchange Commission (“SEC”), including Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Listing Rules; (d) he or she does not have a “material relationship” with Golden Star as defined by National Instrument 52-110 - Audit Committees (“NI 52-110”); and (e) he or she meets all other requirements for independence imposed by law and the Listing Rules from time to time and any requirements imposed by any applicable body having jurisdiction over Golden Star.

No Member shall have participated in the preparation of the financial statements of Golden Star or its subsidiaries at any time during the past three years.

All Members shall from and after the time of their respective appointments to the Committee have a practical knowledge of finance and accounting and be able to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity that can reasonably be expected to be raised by Golden Star’s financial statements. In addition, Members may be required to participate in continuing education if required by applicable law or the Listing Rules.

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At least one of the Members shall be a “financial expert” as defined in the applicable SEC and NYSE MKT rules and regulations, and at least one of the Members shall meet the financial sophistication standards under the Listing Rules.

MEETINGS

The Committee shall meet as frequently as is necessary to carry out its responsibilities, but at least quarterly, at such times and location determined by the Committee chairman. The Committee is governed by the rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

The Committee is authorized and empowered to adopt its own rules of procedure not inconsistent with (a) any provision of this Charter, (b) any provision of the constating documents or bylaws of Golden Star, or (c) applicable law and Listing Rules.

In the absence of the Committee chairman for any meeting, the Members shall elect a chairman from those in attendance to act as chairman of that meeting.

REPORTING

Following meetings of the Committee, the Committee chairman shall report to the Board issues before the Committee and actions taken by the Committee.

RESPONSIBILITIES, DUTIES AND POWERS

1.	The Committee’s principal responsibility is one of oversight. Golden Star’s management is responsible for preparing Golden Star’s financial statements, and Golden Star’s outside auditors are responsible for auditing and reviewing those financial statements. In carrying out these oversight responsibilities, the Committee is not providing any expert or special assurance as to Golden Star’s financial statements or any professional certification as to the outside auditors’ work.
2.	The designation or identification of a Member as a “financial expert” or “financially literate” does not impose on such person any duties, obligations, or liability that are greater than the duties, obligations, and liability imposed on such person as a Member of the Committee and Board in the absence of such designation or identification; and the designation or identification of a Member as a “financial expert” or “financially literate” does not affect the duties, obligations, or liability of any other Member or Board member.
3.	The Committee’s specific responsibilities and powers are as set forth below.

General Duties and Responsibilities

•	Periodically review with management and the outside auditors the applicable law and the Listing Rules relating to the qualifications, activities, responsibilities and duties of audit committees and compliance therewith, and also take, or recommend that the Board take, appropriate action to comply with such law and rules.
•	Review, at least annually, the Committee’s duties, responsibilities and performance and determine if any changes in practices of the Committee or amendments to this Charter are necessary.
•	Meet separately at least annually with each of Golden Star’s senior management, including its Chief Financial Officer, Director of Internal Audit, Controller and outside auditors in separate executive sessions to discuss any matters that the Committee or each of these persons believes should be discussed privately.

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•	Establish procedures for: (a) the receipt, retention and treatment of complaints received by Golden Star regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of Golden Star of concerns regarding questionable business conduct, accounting or auditing matters.
•	Retain, at Golden Star’s expense, independent counsel, accountants or other advisors for such purposes as the Committee, in its sole discretion, determines to be appropriate to carry out its responsibilities.
•	Determine the necessary funding for the payment of: (a) compensation to outside auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Golden Star; (b) compensation to any advisors employed by the Committee and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
•	Review and approve Golden Star’s hiring policies regarding partners, employees, former partners and former employees of the present and former external auditor of Golden Star.
•	Prepare or approve annual reports of the Committee for inclusion in the management information circular for Golden Star’s annual meetings.
•	Investigate any matter brought to its attention related to reports of improper business conduct, financial, accounting and audit matters and have full access to all books, records, facilities and personnel of Golden Star.
•	Undertake such additional responsibilities as from time to time may be delegated to it by the Board, required by Golden Star’s articles or bylaws or required by law or Listing Rules.

Auditor Independence

•	Be directly responsible for the recommendation of, appointment of, compensation, retention, termination and oversight, subject to the requirements of applicable law, of the work of any outside auditor engaged by Golden Star for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. The outside auditors shall report directly to the Committee.
•	Receive from the outside auditors, review and discuss not less frequently than annually, a formal written statement delineating all relationships between the outside auditors and Golden Star which may impact the objectivity and independence of the outside auditors, and other applicable standards. The statement shall include a description of all services provided by the outside auditors and the related fees. The Committee shall actively discuss any disclosed relationships or services that may impact the objectivity and independence of the outside auditors and take appropriate action to satisfy itself of the independence of the auditors.
•	Pre-approve all engagement letters and fees for all auditing services (including providing comfort letters in connection with securities offerings) and permitted non-audit services performed by the outside auditors, subject to any de minimis exception under Section 10A(i)(1)(B) of the Exchange Act and Section 2.4 under NI 52-110 and any rules promulgated thereunder. Pre-approval authority may be delegated to one or more independent Members, and any such Member shall report any decisions to the full Committee at its next scheduled meeting. The Committee shall not approve an engagement of outside auditors to render non-audit services that are prohibited by law or the Listing Rules.

A - 4
•	Obtain annual assurance from the outside auditors that they (a) have complied with Section 10A (Audit Requirements), of the Exchange Act and the rules promulgated thereunder, and (b) they know of no violation of Rule 13b2-2 (Representations and Conduct in Connection with the Preparation of Required Reports and Documents) of the Exchange Act having occurred.
•	Review with the outside auditors, at least annually, the auditors’ internal quality control procedures and any material issues raised by the most recent internal quality peer review of the outside auditors.

Internal Control and Compliance with Corporate Business Conduct or Ethics Policies

•	Review annually the adequacy and quality of Golden Star’s financial and accounting staff, the need for and scope of internal audit reviews, and the plan, budget and the designations of responsibilities for any internal audit.
•	Review the performance and material findings of internal audit reviews.
•	Review annually, evaluate and discuss with the outside auditors, management and internal audit, management’s report on internal controls over financial reporting and the related auditor’s report, when and as required by Section 404 of the Sarbanes-Oxley Act and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. Discuss any significant deficiencies in the design or operation of Golden Star’s internal controls, material weaknesses in internal controls, any fraud (regardless of materiality), as well as any significant changes in internal controls implemented by management during the most recent reporting period. Determine whether any internal control recommendations made by outside auditors have been implemented by management.
•	Review major financial risk exposures and the guidelines, policies and insurance that management has put in place to govern the process of assessing, controlling, managing and reporting such exposures. Receive reports from officers responsible for oversight of any particular financial risks within Golden Star upon change of any relevant policy, practice or circumstance within their department.
•	Review and evaluate at least annually Golden Star’s policies and procedures for maintaining and investing cash funds and for hedging (metals, foreign currency, etc.) as detailed in the corporate treasury policy. Approve any variations from the corporate treasury policy that may be required from time to time.
•	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of: internal controls; ethics and conduct codes; and ensuring that all supervisory and accounting employees understand their roles and responsibilities with respect to internal controls.
•	Review with outside auditors and legal counsel, as the Committee deems appropriate, actions taken to ensure compliance with the code of ethics or conduct for Golden Star established by the Board.

Annual and Interim Financial Statements

•	Review, evaluate and discuss with Golden Star’s management and outside auditors (a) the nature and extent of any significant changes in Canadian accounting principles including under international financial reporting standards (“IFRS”), (b) the application of accounting principles and significant accounting and reporting principles, (c) practices and procedures applied in preparing the financial statements, (d) all critical accounting policies and practices to be used, (e) any major changes to Golden Star’s accounting or reporting principles, practices or procedures, including those required or proposed by professional or regulatory pronouncements and actions, as brought to its attention by management or the outside auditors, (f) information related to significant unusual transactions, including the business rationale for such transactions, and (g) any material written communications between the outside auditors and management, such as any management letter or schedule of unadjusted differences.

A - 5
•	Review and discuss with outside auditors alternative treatments of financial information under generally accepted accounting principles including IFRS, including pro forma financial information, the ramifications of each treatment and the method preferred by the outside auditors.
•	Review the scope, plan and procedures to be used on the annual audit and receive confirmation from the outside auditors that no limitations have been placed on the scope or nature of their audit scope, plan or procedures.
•	Review the results of any difficulties, differences or disputes with management encountered by the outside auditors during the course of the audit or reviews and be responsible for overseeing the resolution of such difficulties, differences and disputes.
•	Review, evaluate and discuss with the outside auditors and management Golden Star’s audited annual financial statements and other information that is to be included in Golden Star’s annual information form, annual financial statements and the Form 40-F (or such other annual report as may be required by the rules and regulations of the SEC), including the disclosures in respect of Golden Star’s “management’s discussion and analysis of financial condition and results of operations”, and the results of the outside auditors’ audit of Golden Star’s annual financial statements, including the accompanying notes, and the outside auditors’ report, and determine whether to recommend to the Board that the financial statements are satisfactory in form and substance for filing on SEDAR and with the SEC. Review and discuss with the outside auditors and management Golden Star’s quarterly financial statements and other information to be included in Golden Star’s quarterly management discussion and analysis of financial condition and results of operations, prior to filing such reports on SEDAR and with the SEC.

Related Party Transactions

•	Review and oversee any transaction exceeding US$120,000 or otherwise material to Golden Star involving Golden Star and a related party, and review any other related party transactions.

Earnings Press Releases

•	Review and discuss with management and the outside auditors prior to release all earnings press releases of Golden Star, as well as any financial information and/or earnings guidance, if any, to be provided by Golden Star to analysts and rating agencies.

*...*...*

Appendix “B”
GOLDEN STAR RESOURCES LTD.

MANDATE OF THE BOARD OF DIRECTORS

(May 2016)

The responsibility of the board of directors is to oversee the management of the business and affairs of the company. The board delegates the responsibility for day to day operations to the CEO and the management team.

The board shall fulfill its responsibilities by exercising the following:

BY PROVIDING GUIDANCE, DIRECTION AND GOVERNANCE

1.	Ensuring board contains members who have professional, technical and financial competence and that such skills are exercised for the guidance of management
2.	Specifically, board members should have experience in the affairs of natural resource companies
3.	Providing guidance with respect to environmental, community and government affairs and overall corporate responsibility
4.	Setting the tone with respect to ethics and cultural integrity in the affairs of the corporation
5.	Providing and adopting relevant principles of corporate governance that guide management in its day to day affairs

APPOINTING, EVALUATING, COMPENSATING MANAGEMENT

1.	Selecting, setting objectives for, evaluating the performance of, and planning for the succession of the CEO and management in general
2.	Designing the system of, and approving the compensation for, the CEO and the named executive officers
3.	Delegating the responsibility to the Compensation Committee to advise the board with respect to all compensation including the compensation of the directors
4.	Ensuring that a management development program is in place

STRATEGIC PLANNING

1.	Adopting and engaging a strategic planning process, drawing on the experience of the entire board, which considers the long term risks and opportunities of the business
2.	Adopting an annual budget and plan along with an annual review of the strategic plan
3.	Approving all major expenditures, projects, acquisitions, dispositions and changes In operating policies and organizational structures
4.	Approve all capital budgets not included in the annual budget and above set authorization limits.
5.	Approve all financing arrangements including guarantees adopted and other significant obligations incurred by the company

RISK MANAGEMENT

Assessing the principal risks affecting the performance of the company and ensuring reasonable mitigation of those risks through appropriate systems and allocation of responsibilities

ETHICS AND SOCIAL RESPONSIBILITY

1.	Adopting a Company Code of Ethics and monitoring compliance with the code and reviewing and resolving complaints evoked by the code

B - 2
2.	Creating a Committee to oversee all Corporate Social Responsibility matters including but not limited to, community affairs, sustainability issues including environmental, health and safety matters and long term impacts of the company’s business on the communities in which it operates
3.	Ensuring that the CEO and senior management team create a culture of integrity and ethical behavior and that the company exhibits a strong emphasis on ethical behavior, concern for safety and health and awareness and concern for environmental impact of its operations on the communities where it operates
4.	Regularly reviewing and updating the company’s policies and codes with respect to compliance with legal and regulatory changes

DISCLOSURE AND FINANCIAL REPORTING

1.	Approving all annual and quarterly reports and all financial disclosure plus all regulatory filings prior to their release
2.	Overseeing policies to manage the company’s system of internal controls, financial reporting and information systems
3.	Appointing and delegating to the Audit Committee the responsibility to monitor and advise the board with respect to the above
4.	Ensuring a mechanism is in place to receive feedback from shareholders, employees and communities
5.	Ensure a system of continuous disclosure is in place
6.	Approve all share issuances, cancellations, shareholder incentive option and share schemes, all debt and other encumbrances recommended by management and the initiation of significant litigation by the company

GOVERNANCE

1.	Selecting a Chair from its members who will lead the board, who will provide liaison between the board and the CEO and who will govern meetings, set agendas, ensure adequate informational support for discussions and plan and lead meetings
2.	Maintaining its independence informally and formally, from management and meeting independently on a regular basis
3.	Selecting and monitoring the composition of the board and evaluating the performance of the board as a whole and its individual members
4.	Establishing and appointing standing board committees including an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee, a Corporate Social Responsibility Committee and such other ad hoc committees as it may deem necessary from time to time
5.	Developing and adopting a set of governance principles which guide management and the board with respect to the conduct of the company’s affairs and which take into account and balance the desires of all stakeholders
6.	Adopting and implementing an orientation program for new directors and a continuing education program for the board as a whole
7.	Setting approval limits for commitments and expenditures for management
8.	Ensuring that the board, via management, gets all appropriate feedback from investors
9.	The board will annually review and approve the company’s reserve and resource statements with management

*...*...*

Appendix “C”
2017 Performance and Restricted Share Unit Plan

Golden Star Resources Ltd.

2017 PERFORMANCE AND RESTRICTED SHARE UNIT PLAN

(Effective March 17, 2017)

C-2

Golden Star Resources Ltd.
2017 PERFORMANCE AND RESTRICTED SHARE UNIT PLAN

Section 1. Interpretation and Administrative Provisions

1.1       Purpose

The purposes of this Plan are to: (i) support the achievement of the Corporation’s performance objectives; (ii) ensure that interests of key persons are aligned with the long term success of the Corporation and the creation of value for its shareholders; (iii) provide compensation opportunities to attract, retain and motivate senior management critical to the long-term success of the Corporation and its subsidiaries; and (iv) mitigate exessive risk taking by the Corporation’s key employees.

1.2       Definitions

For the purposes of the Plan, the following terms have the following meanings:

“Adjustment Factor” means the Adjustment Factor set out in the Grant Agreement for an award of Performance Share Units.

“Affiliate” means any entity that is an “affiliate” for purposes of the Canadian Securities Administrators National Instrument 45-106 Prospectus Exemptions, as amended from time to time.

“Applicable Date” has the meaning set out in Section 3.5(a).

“Applicable Withholdings” means all income taxes and statutory amounts required to be withheld by a Participating Company in respect of any Share Unit Amounts.

“Award Date” means the date that incentive compensation is paid to a Participant under the Corporation’s annual incentive plan.

“Board” means the board of directors of the Corporation.

“Broker” has the meaning set out in Section 3.5(b).

“Canadian Participant” means any Participant who is not a U.S. Participant and who is a Canadian resident for tax purposes.

“Change of Control” means:

(a)	The sale of all or substantially all of the assets of the Corporation other than to an entity which was an Affiliate of the Corporation prior to the sale;
(b)	A reorganization, amalgamation, merger or plan of arrangement, with respect to which all or substantially all of the persons who were the beneficial owners of the Common Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement, beneficially own, directly or indirectly, less than 50 percent of the resulting voting shares on a fully-diluted basis;

(c)	A formal bid or tender offer for Common Shares being made, as a result of which the offeror and its affiliates would, if successful, beneficially own, directly or indirectly, 50 percent or more of the Common Shares then outstanding;
(d)	During any period of two consecutive years, individuals who at the beginning of the period constituted the Board of Directors (together with any new directors whose nomination for election was approved by a vote of a majority of the directors of the Corporation, then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors, then in office,
(e)	Any transaction determined by the Committee to be substantially similar to the above transactions; or
(f)	Any proposed transaction determined by the Committee to be a Change of Control.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder.

“Committee” means the Compensation Committee of the Board and in the absence of such a delegation means the Board.

“Common Share” means a common share of the Corporation.

“Corporation” means Golden Star Resources Ltd.

“Disability” means the termination of the Participant’s employment at a time when the Participant is eligible for long-term disability benefits under the Corporation’s long term disability program.

“Dividend Performance Share Unit” has the meaning set out in Section 3.3.

“Dividend Restricted Share Unit” has the meaning set out in Section 3.3.

“Dividend Share Unit” means a Dividend Performance Share Unit or a Dividend Restricted Share Unit.

“Election Notice” means a notice substantially in the form set out as Schedule C, as amended by the Committee from time to time.

“Eligible Person” means any employee or officer of a Participating Company and includes any such person who is on a leave of absence authorized by a Participating Company (which shall include all statutory leaves of absence).

“Expiry Date” means the Expiry Date set out in the Grant Agreement.

“Fair Market Value” means the volume weighted average trading price of a Common Share on the Toronto Stock Exchange (or, if the Common Shares are not listed on the Toronto Stock Exchange, the principal stock exchange on which the Common Shares are traded) for the 5 trading days immediately preceding the Applicable Date (calculated as the total value of Common Shares traded over the 5 day period divided by the total number of Common Shares traded over the 5 day period).

“Golden Star Performance” for each Performance Period means, unless otherwise determined by the Committee: (i) the Value of a Common Share on the last day of the Performance Period; minus (ii) the Value of a Common Share on the first day of the Performance Period; plus (iii) the amount of all dividends declared on a Common Share during the Performance Period; with the sum of (i), (ii) and (iii) divided by (iv) the Value of a Common Share on the first day of the Performance Period.

“Grant Agreement” means an agreement substantially in the form set out as Schedule A, in the case of Performance Share Units and substantially in the form set out as Schedule B, in the case of Restricted Share Units, each as amended by the Committee from time to time.

“Grant Date” means the date the Board completes all requisite actions required to approve the grant of a Share Unit.

“Grant Term” has the meaning set out in the Grant Agreement for Restricted Share Units.

“Just Cause” has the meaning set out in the employment agreement of the Participant, if applicable, and otherwise means the Participant (i) willfully fails to perform his duties with the Corporation; (ii) commits theft, fraud, dishonesty or misconduct involving the property, business or affairs of the Corporation or any of its Affiliates or in the performance of his/her duties: (iii) willfully breaches or fails to follow any material term of his or her employment agreement; (iv) is convicted of a crime which constitutes an indictable offence; or (v) engages in conduct which would be treated as cause by a court of competent jurisdiction in the jurisdiction in which the Participant is employed.

“Participant” means any Eligible Person to whom a Share Unit is granted.

“Participating Company” means the Corporation, and such of its Affiliates as are designated by the Board from time to time.

“Peer Company” means each company in the Peer Group

“Peer Group” means that group of companies determined by the Committee for a Performance Period and set out in the Grant Agreement. The Peer Group for an outstanding award of Performance Share Units may be amended by the Committee from time to time during the Performance Period, to reflect material changes to the Corporation or any member of the Peer Group.

“Peer Group Performance” for each Performance Period means, unless otherwise determined by the Committee, for each Peer Company: (i) the Value of a common share of the Peer Company as at the last day of the Performance Period; minus (ii) the Value of a common share of the Peer Company on the first day of the Performance Period; plus (iii) the amount of all dividends declared on a common share of the Peer Company during the Performance Period; with the sum of (i), (ii) and (iii) divided by (iv) the Value of a common share of the Peer Company on the first day of the Performance Period.

“Performance Period” means the three year period commencing January 1 of the calendar year in respect of which a grant of Performance Share Units is made and ending on December 31 of the second year following the year in respect of which the grant of Performance Share Units is made.

“Performance Share Unit” means a right granted to an Eligible Person to receive, as set out in the Plan, a Common Share or, at the election of the Participant and subject to the Corporation’s consent, the Share Unit Amount, based on the achievement of the performance criteria set out in the applicable Grant Agreement.

“Plan” means this 2017 Performance and Restricted Share Unit Plan, as amended, restated or supplemented from time to time.

“Redemption Date” means the date elected by a Canadian Participant pursuant to Section 3.4(a) or, as applicable, the date elected by a U.S. Participant pursuant to section 3.4(b).

“Redemption Notice” mean a notice substantially in the form set out as Schedule D, as amended by the Committee from time to time

“Relative Performance” for each Performance Period means, unless otherwise determined by the Committee, the percentile ranking of the Golden Star Performance relative to the Peer Group Performance of each Peer Company.

“Restricted Share Unit” means a right granted to an Eligible Person to receive, as set out in the Plan, a Common Share or, at the election of the Participant and subject to the Corporation’s consent, the Share Unit Amount.

“Retirement” means the cessation of the employment of a Participant with the Participating Company which is deemed to be a retirement by a resolution of the Committee in its sole discretion.

“Separation from Service” means, with respect to a U.S. Participant, any event that may qualify as a separation from service under Treasury Regulation Section 1.409A-1(h). A U.S. Participant shall be deemed to have separated from service if he dies, retires, or otherwise has a termination of employment as defined under Treasury Regulation Section 1.409A-1(h).

“Share Unit” means a Performance Share Unit or a Restricted Share Unit.

“Share Unit Account” means the notional account maintained for each Participant to which Share Units are credited.

“Share Unit Amount” has the meaning set out in Section 3.5.

“Termination Date” means the date a Participant ceases to be an Eligible Person and does not include any period of statutory, contractual or reasonable notice of termination of employment or any period of salary continuance or deemed employment.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“U.S. Participant” means any Participant who is a United States citizen or United States resident alien as defined for purposes of Code Section 7701(b)(1)(A).

“Value” means the closing price of a Common Share or a common share of a Peer Company, as applicable, on the principal stock exchange on which such common share is traded on the applicable day.

“Vested Performance Share Unit” has the meaning set out in Section 4.2.

“Vested Restricted Share Unit” has the meaning set out in Section 5.1.

“Vested Share Unit” means a Vested Performance Share Unit or a Vested Restricted Share Unit.

“Vesting Date” means the date or dates set out in the Grant Agreement, or such earlier date as is provided for in the Plan or is determined by the Committee.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing the masculine gender include the feminine and neuter genders.

1.3       Effective Date of Plan

The Plan shall be effective, subject to approval by shareholders of the Corporation, as of March 17, 2017.

1.4       Common Shares Reserved for Issuance

(a)	The aggregate number of Common Shares available for issuance under this Plan shall not exceed 11,000,000 Common Shares, provided that Common Shares reserved for issuance pursuant to Share Units which are cancelled or terminated without having been redeemed will again be available for issuance under this Plan and also provided that the Common Shares underlying Share Units which are redeemed for cash or through the purchase of shares on the market will be available for issuance under this Plan.
(b)	Under no circumstances may the Plan, together with all of the Corporation’s other previously established or proposed security based compensation arrangements result, at any time, in the number of Common Shares reserved for issuance pursuant to Share Units and/or other units or stock options to any one person exceeding 5% of the issued and outstanding Common Shares.
(c)	Insiders may not, within a 12 month period, be issued a number of Common Shares under the Plan and/or under any other security based compensation arrangement of the Corporation exceeding 5% of the issued and outstanding Common Shares.
(d)	Under no circumstances may the Plan, together with all of the Corporation’s other previously established or proposed security based compensation arrangements, result, at any time, in the number of Common Shares issuable to insiders exceeding 10% of the issued and outstanding Common Shares.
(e)	The terms “security based compensation arrangement”, “outstanding issue”, “insider” and “insider’s associates” have the meanings attributed thereto in the Toronto Stock Exchange Company Manual.

Section 2. Administration

2.1       Administration of the Plan

Subject to the Committee reporting to the Board on all matters relating to this Plan and obtaining approval of the Board for those matters required by the Committee’s mandate, this Plan will be administered by the Committee which has the sole and absolute discretion to: (i) recommend to the Board grants of Share Units to Eligible Persons; (ii) interpret and administer the Plan; (iii) establish, amend and rescind any rules and regulations relating to the Plan; (iv) determine which Participating Company will grant Share Units; (v) establish conditions to the vesting of Share Units; (vi) set, waive and amend performance targets; and (vii) make any other determinations that the Committee deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Participants.

To the extent that any Share Unit granted to a U.S. Participant is determined to constitute “nonqualified deferred compensation” within the meaning of Code Section 409A, such Share Unit shall be subject to such additional rules and requirements as specified by the Committee from time to time in order to comply with Code Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Committee may, in its sole discretion and without the U.S. Participant’s consent, modify such provision to (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest or penalties under Code Section 409A, and otherwise (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to any Participanting Company or contravening Code Section 409A. However, the Corporation shall have no obligation to modify the Plan or any Share Unit and does not guarantee that Share Units will not be subject to taxes, interest and penalties under Code Section 409A.

2.2       Governing Law

The Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2.3       Determination of Value if Common Shares Not Publicly Traded

Should Common Shares no longer be publicly traded at the relevant time such that the Fair Market Value cannot be determined in accordance with the formula set out in the definition of that term, the Fair Market Value of a Common Share shall be determined by the Board in its sole discretion.

2.4       Taxes and Other Source Deductions

A Participating Company shall be authorized to deduct from any amount to be paid or credited hereunder any Applicable Withholdings in such manner as the Corporation determines, to the extent such Applicable Withholdings are not satisfied through the sale of Shares as provided in Section 3.5.

2.5       U.S. Participant

Notwithstanding any other provision of the Plan to the contrary, to the extent that a Share Unit is “nonqualified deferred compensation” within the meaning of Code Section 409A:

(a)	If at the time of Separation from Service the Corporation’s stock is publicly traded on an established securities market or otherwise, each U.S. Participant who is a “specified employee” of a Participating Company within the meaning of Section 409A(a)(2)(B)(i) of the Code and Treasury Regulation Section 1.409A-1(i), shall not receive any payment with respect to the Share Unit as a result of such Separation from Service until the first day of the seventh month following the date of such Participant’s Separation from Service (or, if earlier, the date of death).
(b)	The acceleration of the time of any payment with respect to such Share Unit is prohibited except as provided in Treasury Regulation Section 1.409A-3(j)(4) and administrative guidance promulgated under Section 409A of the Code.

Section 3. Share Units

3.1       Awards of Share Units

The Board may grant Share Units to Eligible Persons in its sole discretion. The award of a Share Unit to an Eligible Person at any time shall neither entitle such Eligible Person to receive nor preclude such Eligible Person from receiving a subsequent grant of Share Units and shall not restrict in any way the right of any Participating Company to terminate the Eligible Person's employment.

3.2       Election to Defer Annual Incentive Compensation

Subject to the approval by the Board or the Committee, as applicable, an Eligible Person may elect to defer all or a portion of compensation to be received under the Corporation’s annual incentive plan, by electing to receive such compensation in the form of Restricted Share Units, by delivering to the Corporation an Election Notice not later than December 31 of the year preceeding the first date of any period of services over which any compensation to be received under the annual incentive plan would be earned. An Eligible Person who elects to defer incentive compensation by electing to receive such compensation in the form of Restricted Share Units will be awarded the number of Restricted Share Units determined by dividing the dollar amount of incentive compensation to be deferred by the Fair Market Value of a Common Share as at the Award Date. Elections pursuant to this section, when made, shall be irrevocable and may not be made during a period when the Eligible Person is prohibited from trading in securities of the Corporation by the Corporation’s disclosure and insider trading policy.

3.3       Crediting of Share Units and Dividend Share Units

Share Units granted to a Participant shall be credited to the Participant’s Share Unit Account on the Grant Date. Each grant of Share Units must be confirmed by a Grant Agreement that may be acknowledged electronically by the Participant. From time to time, a Participant’s Share Unit Account shall be credited with Dividend Share Units in the form of additional Performance Share Units (“Dividend Performance Share Units”) in respect of outstanding Performance Share Units or additional Restricted Share Units (“Dividend Restricted Share Units”) in repect of outstanding Restricted Share Units on each dividend payment date in respect of which normal cash dividends are paid on Shares. Such Dividend Share Units shall be computed as:

(b)	the amount of the dividend declared and paid per Common Share multiplied by the number of Performance Share Units and Restricted Share Units, as applicable, recorded in the Participant’s Share Unit Account on the date for the payment of such dividend, divided by
(c)	the Fair Market Value of a Common Share as at the dividend payment date.

3.4       Redemption Date Notice

Participants shall elect a Redemption Date for Share Units as follows:

(a)	Canadian Participants may elect at any time to redeem Vested Share Units on any date or dates after the date the Share Units become Vested Share Units and on or before the Expiry Date (the “Redemption Date”); and
(b)	U.S. Participants may elect to redeem Vested Share Units on a fixed date or dates after the date the Share Units become Vested Share Units and on or before the Expiry Date provided that such election must be irrevocably made prior to the earlier of: (i) receipt by the U.S. Participant of each award of Share Units; and (ii) the first day of the taxable year of the U.S. Participant in which the Performance Period, or other period over which the awards is to be earned and vests, begins. In such event, the Redemption Date shall be the later of (A) the date on which the Share Units became Vested Share Units, and (B) the earlier of (i) the Redemption Date selected the U.S. Participant in accordance with the preceding sentence, (ii) the date of the U.S. Participant’s Separation From Service, or (iii) a Change of Control (if also a change of control for purposes of Section 409A of the Code). In the event the U.S. Participant does not make an election to defer redemption of the Vested Share Units to a date after the date on which the Share Units become Vested Share Units, then the Vested Share Units shall be redeemed within thirty (30) days of the date on which they became Vested Share Units;

provided that the Participant will continue to meet any share ownership requirements applicable to the Participant following the redemption or will hold the Common Shares received on the redemption, and provided also that if the Participant (other than a U.S. Participant) does not elect a Redemption Date in respect of an award of Share Units, the Share Units shall be redeemed on the Expiry Date.

3.5       Redemption of Share Units

(a)	The Corporation shall redeem the Vested Share Units elected to be redeemed by the Participant on the earlier of the elected Redemption Date, the Expiry Date and the applicable dates set out in Section 3.5(d), Section 4 (in the case of Performance Share Units) and Section 5 (in the case of Restricted Share Units) (each, an “Applicable Date”), by:

(i)	issuing to the Participant the number of Common Shares equal to one Common Share for each whole Vested Share Unit elected to be redeemed and delivering to the Participant (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings;
(ii)	at the election of the Participant and subject to the consent of the Corporation, the Corporation purchasing on a stock exchange or marketplace the number of Common Shares equal to one Common Share for each whole Vested Share Unit elected to be redeemed and delivering to the Participant (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings;
(iii)	at the election of the Participant and subject to the consent of the Corporation, the Corporation paying to the Participant an amount (the “Share Unit Amount”) equal to: (A) the number of Vested Share Units elected to be redeemed multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or
(iv)	a combination of (i), (ii) and (iii).
In the case of a redemption under section (i) or (ii), the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings shall be sold on behalf of the Participant and the net proceeds of such sale remitted by the Corporation to the appropriate taxation authorities. The Common Shares shall be issued and/or the Share Unit Amount shall be paid as a lump-sum by the Corporation within ten business days of the Applicable Date.
(b)	If the Corporation redeems the Vested Share Units by delivering Common Shares purchased by the Corporation on a stock exchange or marketplace then prior to 11:00 a.m. on the Applicable Date or, where the Applicable Date is not a trading day for Common Shares on the applicable stock exchange or marketplace, on the next such trading day, the Corporation shall notify a broker or other person designated by the Participant who shall be independent from the Corporation and who has the proper permits, licenses and authorizations to purchase Common Shares through a stock exchange or marketplace (the “Broker”), as to:
(v)	the number of whole Common Shares to be purchased by the Broker on behalf of the Participant on the applicable stock exchange or marketplace, as of that Applicable Date, which number shall be equal to one Common Share for each whole Vested Share Unit elected to be redeemed less the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings; or
(vi)	the amount available to purchase Common Shares on behalf of the Participant which amount shall be equal to (A) the number of Vested Share Units elected to be redeemed multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings.
As soon as practicable thereafter, the Broker shall purchase on the applicable stock exchange or marketplace the number of whole Common Shares required to be purchased by the Broker. The Corporation shall for this purpose (i) reimburse the Broker for its costs of purchasing such Common Shares, or (ii) provide to the Broker the amount necessary to purchase such Common Shares.
(c)	If the Corporation redeems the Vested Share Units by delivering Common Shares as provided for herein and an amount remains payable to the Participant such amount shall be paid in cash to the Participant. For certainty, if the Corporation would otherwise be required to deliver a fractional number of Common Shares to a Participant, such number of Common Shares to be delivered by the Corporation shall be rounded down to the nearest whole Common Share.

3.6       Effect of Redemption of Share Units.

A Participant shall have no further rights respecting any Vested Share Unit which has been redeemed in accordance with the Plan.

3.7       Reporting of Share Units

Statements of the Share Unit Accounts will be made available to Participants at least annually.

Section 4. Performance Share Units

4.1       Vesting Date

Performance Share Units shall vest on the Vesting Date, conditional on the satisfaction of any additional vesting conditions established by the Committee from time to time. Dividend Performance Share Units shall vest at the same time and in the same proportion as the associated Performance Share Units.

4.2       Performance Vesting.

The number of Performance Share Units which vest on a Vesting Date (each, a “Vested Performance Share Unit”) is the number of Performance Share Units and Dividend Performance Share Units scheduled to vest on such Vesting Date multiplied by the Adjustment Factor.

4.3       Resignation and Termination for Cause

If the employment of a Participant is terminated due to resignation by the Participant or by the Corporation for Cause, the Participant shall forfeit all rights, title and interest with respect to Performance Share Units and the related Dividend Performance Share Units which are not Vested Performance Share Units at the Participant’s Termination Date. All Vested Performance Share Units and related Dividend Performance Share Units will be redeemed as of the Participant’s Termination Date (or for a US Participant, the Participant’s Separation from Service).

4.4       Termination Without Cause

If the employment of a Participant is terminated by the Corporation without Cause, a pro-rata portion of the Participant’s unvested Performance Share Units and related Dividend Performance Share Units shall vest based on the number of complete months from the first day of the Performance Period to the Termination Date divided by the number of months in the Performance Period and using the Adjustment Factor for the Performance Period. The Participant shall forfeit all rights, title and interest with respect to Performance Share Units and Dividend Performance Share Units which are not Vested Performance Share Units.

4.5       Death or Disability of Participant

If the employment of a Participant is terminated by the death or Disability of the Participant, all of the Participant’s Performance Share Units and related Dividend Performance Share Units shall vest immediately prior to the date of the Participant’s death or Disability using an Adjustment Factor of 100%. The Participant’s Vested Performance Share Units shall be redeemed as of the date of death or Disability (or for a US Participant, the Participant’s Separation from Service).

4.6       Retirement of a Participant

If the employment of a Participant is terminated by the Retirement of the Participant, all of the Participant’s Performance Share Units and related Dividend Performance Share Units shall continue to vest in the ordinary course. The Vested Performance Share Units shall be redeemed as at the Vesting Date.

4.7       Termination following a Change of Control

Notwithstanding anything in this Section to the contrary, if the employment of a Participant is terminated by the Corporation without Cause or if the Participant resigns in circumstances constituting constructive termination, in each case, within twelve months following a Change of Control, all of the Participant’s Performance Share Units and related Dividend Performance Share Units shall vest immediately prior to the Participant’s Termination Date using an Adjustment Factor of 100%. The Vested Performance Share Units and shall be redeemed as at the Termination Date (or for a US Participant, the Participant’s Separation from Service).

Section 5. Restricted Share Units

5.1       Vesting Date

Each Restricted Share Unit shall vest (become a “Vested Restricted Share Unit”) on the Vesting Date, conditional on the satisfaction of any additional vesting conditions established by the Committee from time to time. Dividend Restricted Share Units shall vest at the same time and in the same proportion as the associated Restricted Share Units.

5.2       Resignation and Termination for Cause

If the employment of a Participant is terminated due to resignation by the Participant or by the Corporation for Cause, the Participant shall forfeit all rights, title and interest with respect to Restricted Share Units and Dividend Restricted Share Units which are not Vested Restricted Share Units. Notwithstanding the foregoing, all Restricted Share Units which were awarded pursuant to Section 3.2 shall be deemed to be Vested Restricted Share Units on the Participant’s Termination Date, regardless of the reason for cessation of employment. All Vested Restricted Share Units will be redeemed as of the Participant’s Termination Date (or for a US Participant, the Participant’s Separation from Service).

5.3       Termination Without Cause

If the employment of a Participant is terminated by the Corporation without Cause, a pro-rata portion of the Participant’s unvested Restricted Share Units and related Dividend Restricted Share Units shall vest immediately prior to the Participant’s Termination Date, based on the number of months from the first day of the Grant Term to the Termination Date divided by the number of months in the Grant Term. The Vested Performance Share Units shall be redeemed as at the Vesting Date. The Participant shall forfeit all rights, title and interest with respect to Restricted Share Units and Dividend Restricted Share Units which are not Vested Restricted Share Units at the Participant’s Termination Date. Notwithstanding the foregoing, all Restricted Share Units which were awarded pursuant to Section 3.2 shall be deemed to be Vested Restricted Share Units on the Participant’s Termination Date, regardless of the reason for cessation of employment. The Participant’s Vested Restricted Share Units shall be redeemed as of the Participant’s Termination Date (or for a US Participant, the Participant’s Separation from Service).

5.4       Death or Disability of Participant

If the employment of a Participant is terminated by the death or Disability of the Participant, all of the Participant’s Restricted Share Units and related Dividend Restricted Share Units shall vest immediately prior to the date of the Participant’s death or Disability and shall be redeemed as of the date of death or Disability (or for a US Participant, the Participant’s Separation from Service).

5.5       Retirement of a Participant

If the employment of a Participant is terminated by the Retirement of the Participant, all of the Participant’s Restricted Share Units and related Dividend Restricted Share Units shall be deemed to be Vested Restricted Share Units on the Participant’s Termination Date. The Vested Restricted Share Units shall be redeemed as of the Vesting Date (or for a US Participant, the Participant’s Separation from Service).

5.6       Termination Following a Change of Control

Notwithstanding anything in this Section to the contrary, if the employment of a Participant is terminated by the Corporation without Cause or if the Participant resigns in circumstances constituting constructive termination, in each case, within twelve months following a Change of Control, all of the Participant’s Restricted Share Units and related Dividend Restricted Share Units shall vest immediately prior to the Participant’s Termination Date and shall be redeemed as at the Termination Date (or for a US Participant, the Participant’s Separation from Service).

Section 6. General

6.1       Capital Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other change in the capital of the Corporation affecting Common Shares, the Committee will make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change (for the purpose of preserving the value of the Share Units), with respect to (i) the number or kind of shares or other securities on which the Share Units and Dividend Share Units are based; and (ii) the number of Share Units and Dividend Share Units; provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares.

6.2       Amendment, Suspension, or Termination of Plan

(a)	No new awards may be made under the Plan after the 10th anniversary of the Effective Date. The Committee may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange), if any, that require the approval of shareholders or any governmental or regulatory body.
(b)	The Board may from time to time, in its absolute discretion and without the approval of the shareholders of the Corporation, make the following amendments to the Plan or any Share Unit:
(i)	any amendment to the vesting provisions of the Plan and any Grant Agreement, including to accelerate, conditionally or otherwise, on such terms as it sees fit, the vesting date of a Share Unit;
(ii)	any amendment to the Plan or a Share Unit as necessary to comply with applicable law or the requirements of the applicable stock exchange or any other regulatory body having authority over the Corporation, the Plan or the shareholders of the Corporation;
(iii)	any amendment to the Plan and any Grant Agreement to permit the conditional redemption of any Share Unit;

(iv)	any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan;
(v)	any amendment respecting the administration of the Plan; and
(vi)	any other amendment that does not require the approval of the shareholders of the Corporation including, for greater certainty, an amendment in connection with a Change of Control to assist the Participants to tender the underlying Common Shares to, or participate in, the actual or potential event or to obtain the advantage of holding the underlying Common Shares during such event; and to terminate, following the successful completion of such event, on such terms as it sees fit, the Share Units not redeemed prior to the successful completion of such event.
(c)	Shareholder approval will be required for the following amendments:
(i)	any amendment to increase the number of Common Shares issuable under the Plan or change the Plan from a fixed maximum number of Common Shares issuable to a fixed maximum percentage of Common Shares issuable;
(ii)	any amendment expanding the categories of Eligible Person which would have the potential of broadening or increasing insider participation;
(iii)	any amendment extending the term of a Share Unit or any rights pursuant thereto held by an insider beyond its original expiry date;
(iv)	the addition of any other provision which results in participants receiving Common Shares, while no cash consideration is received by the Corporation;
(v)	amendments to this Section 6.2; and
(vi)	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and the NYSE MKT).
(d)	If this Plan is terminated, the provisions of this Plan and any administrative guidelines, and other rules adopted by the Board and in force at the time of this Plan, will continue in effect as long as a Share Unit or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or the Share Units it would be entitled to make if the Plan were still in effect.
(e)	The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended; provided that, where such amendment or modification is materially adverse to the holder, the consent of the holder is required to effect such amendment or modification.

6.3       Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Participant, subject to any required regulatory or shareholder approval.

6.4       Unfunded Plan

To the extent any individual holds any rights under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Corporation.

6.5       Successors and Assigns

The Plan shall be binding on all successors and assigns of the Participating Companies and each Participant, including without limitation, the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of a Participating Company or a Participant.

6.6       Transferability of Awards

Rights respecting Share Units and Dividend Share Units shall not be transferable or assignable other than by will or the laws of descent and distribution.

6.7       Effect of Change of Control

Notwithstanding any other provision of this Plan, in the event of a Change of Control, any surviving, successor or acquiring entity shall assume any outstanding Share Units and Dividend Share Units or shall substitute similar share units for the outstanding Share Units and Dividend Share Units. If the surviving, successor or acquiring entity does not assume the outstanding Share Units and Dividend Share Units or substitute similar share units for the outstanding Share Units and Dividend Share Units, or if the Committee otherwise determines in its sole discretion, the Corporation shall give written notice to all Participants advising that the Plan shall be terminated effective immediately prior to the Change of Control and all Restricted Share Units and Dividend Restricted Units shall be deemed to be Vested Restricted Share Units and a specified number of outstanding Performance Share Units and Dividend Performance Share Units shall be deemed to be Vested Performance Share Units and shall be redeemed as of the termination date of the Plan. The number of Performance Share Units and Dividend Performance Share Units which are deemed to be Vested Performance Share Units shall be determined in the Committee’s discretion using an Adjustment Factor of not less than 100% and not more than 200%. Solely for purposes of this Section 6.7, with respect to an outstanding Share Unit that is considered a deferral of compensation under Code Section 409A and Treas. Reg. Section 1.409A-1(b), the term Change of Control shall have the meaning ascribed to the term “change in control event” under Treas. Reg. Section 1.409A-3(i)(5).

6.8       No Special Rights

Nothing contained in the Plan or in any Share Unit or Dividend Share Unit will confer upon any Participant any right to the continuation of the Participant’s employment by a Participating Company or interfere in any way with the right of any Participating Company at any time to terminate that employment or to increase or decrease the compensation of the Participant. Share Units and Dividend Share Units shall not be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares, nor shall any Participant be considered the owner of Common Shares by virtue of his or her ownership of Share Units or Dividend Share Units.

6.9       Other Employee Benefits

The amount of any compensation deemed to be received by a Participant as a result of the redemption of any Share Unit will not constitute compensation with respect to which any other employee benefits of that Participant are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, except as otherwise specifically determined by the Committee.

6.10       Tax Consequences

It is the responsibility of the Participant to complete and file any tax returns which may be required under Canadian, U.S. or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. No Participating Company shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.

6.11       No Liability

No Participating Company shall be liable to any Participant for any loss resulting from a decline in the market value of any Common Shares.

6.12       Necessary Approvals

The obligation of the Corporation to issue and to deliver any Common Shares in accordance with this Plan is subject to any necessary or desirable approval of any regulatory authority having jurisdiction over the securities of the Corporation. Notwithstanding any provision of this Plan, no Share Units shall be redeemed for Common Shares if such redemption would constitute a violation by the Participant or the Corporation of any provision of any law or regulation.

C-16

SCHEDULE A
GRANT AGREEMENT FOR PERFORMANCE SHARE UNITS

[Name of Employee] (the “Participant”)

Pursuant to the Golden Star Resources Ltd. 2017 Performance and Restricted Share Unit Plan effective March 17, 2017 (the “Plan”) and in consideration of services provided to any Participating Company by the Participant, Golden Star Resources Ltd. hereby grants to the Participant Performance Share Units under the Plan.

All capitalized terms not defined in this Grant Agreement have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

The Adjustment Factor for the Performance Share Units is determined as follows:

Relative Performance	Adjustment Factor
Less than the 35th percentile	0
35th percentile	50%
50th percentile	100%
75th percentile	150%
90th percentile or greater	200%

The Adjustment Factor for performance between the numbers set out above is interpolated on a straight line basis.

The Vesting Date for this award is December 31, 20[19]. The Performance Period for the award is January 1, 20[17] to December 31, 20[19]. The Expiry Date of the award is December 31, 20[27].

The Peer Companies for this award are:

[List performance peers]

Golden Star Resources Ltd. and the Participant understand and agree that the granting and redemption of these Performance Share Units and any related Dividend Performance Share Units are subject to the terms and conditions of the Plan, a copy of which has been provided to the Participant all of which are incorporated into and form a part of this Grant Agreement. For greater certainty, the Participant authorizes the sale of a sufficient number of Common Shares to pay Applicable Withholdings on the redemption of any Performance Share Units.

DATED March ____, 2017.	Golden Star Resources Ltd.
Per:

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this agreement or acquire any Performance Share Units by expectation of employment or continued employment with any Participating Company.

Name:

SCHEDULE B

GRANT AGREEMENT FOR RESTRICTED SHARE UNITS

[Name of Employee] (the “Participant”)

Pursuant to the Golden Star Resources Ltd. 2017 Performance and Restricted Share Unit Plan effective, March 17, 2017 (the “Plan”), and in consideration of services provided to any Participating Company by the Participant Golden Star Resources Ltd. hereby grants to the Participant Restricted Share Units under the Plan.

All capitalized terms not defined in this Grant Agreement have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

The Vesting Date for this award is December 31, 20[19]. The Expiry Date of the award is December 31, 20[27]. The Grant Term for this award is January 1, 20[17], to December 31, 20[19].Subject to any provisions to the contrary in an Election Notice, Golden Star Resources Ltd. and the Participant understand and agree that the granting and redemption of these Restricted Share Units and any related Dividend Restricted Share Units are subject to the terms and conditions of the Plan, a copy of which has been provided to the Participant, all of which are incorporated into and form a part of this Grant Agreement. For greater certainty, the Participant authorizes the sale of a sufficient number of Common Shares to pay Applicable Withholdings on the redemption of any Restricted Share Units.

DATED March ____, 2017.	Golden Star Resources Ltd.
Per:

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this agreement or acquire any Restricted Share Units by expectation of employment or continued employment with any Participating Company.

Name:

C-18

SCHEDULE C

ELECTION NOTICE FOR RESTRICTED SHARE UNITS

To: Golden Star Resources Ltd.

Pursuant to the Golden Star Resources Ltd. 2017 Performance and Restricted Share Unit Plan effective March 17, 2017 (the “Plan”), the undersigned hereby elects to receive

o	______________%;
o	$_____________; or
o	All of the Participant’s incentive award in excess of $___________

The undersigned elects to redeem:

o	______________% of the Vested Restricted Share Units and related Dividend Restricted Share Units by receiving the Share Unit Amount, subject to the consent of the Corporation of the undersigned’s annual incentive award in respect of the year ending December 31, 20[17], in the form of Restricted Share Units under the Plan. This election is irrevocable for such annual incentive award.

Notwithstanding any other provision of the Plan or the Grant Agreement, the Restricted Share Units awarded pursuant to this Election Notice will vest immediately.

Notwithstanding any other provision of the Plan or the Grant Agreement, the Restricted Share Units awarded pursuant to this Election Notice will become Vested Restricted Share Units on the earlier of December 31, 20<@> and the date of cessation of the Participant’s employment.

All capitalized terms not defined in this Election Notice have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

Subject to any provisions to the contrary in this Election Notice, Golden Star Resources Ltd. and the Participant understand and agree that the granting and redemption of these Restricted Share Units are subject to the terms and conditions of the Plan, a copy of which has been provided to the Participant, all of which are incorporated into and form a part of this Election Notice.

DATED _____________________	_____________________________
Name:

C-19

SCHEDULE D

REDEMPTION NOTICE

To: Golden Star Resources Ltd.

Pursuant to the Golden Star Resources Ltd. 2017 Performance and Restricted Share Unit Plan effective March 17, 2017 (the “Plan”), the undersigned hereby elects to redeem:

o	______________ of the undersigned’s Vested Performance Share Units and related Dividend Performance Share Units; and
o	______________of the undersigned’s Vested Restricted Share Units and related Dividend Performance Share Units on ________________________.

[date]

All capitalized terms not defined in this Redemption Notice have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

The undersigned understands and agrees that the granting and redemption of these Restricted Share Units are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Redemption Notice.

DATED _____________________	_____________________________
Name: